Exhibit 99.3

Filing Version

PURCHASE AND SALE AGREEMENT (GOLD)

among

SKEENA RESOURCES LIMITED

as Seller

– and –

THE GUARANTORS PARTY HERETO FROM TIME TO TIME

as Guarantors

– and –

OMF Fund IV SPV H LLC
AND EACH OF THE OTHER PURCHASERS
FROM TIME TO TIME PARTY HERETO

as Purchasers

– and –

OMF FUND IV SPV H LLC

as Purchasers’ Agent

June 24, 2024

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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THIS PURCHASE AND SALE AGREEMENT (GOLD) dated as of June 24, 2024

BETWEEN:

SKEENA RESOURCES LIMITED, a corporation existing under the laws of the Province of British Columbia (“Skeena”)

– and –

THE GUARANTORS FROM TIME TO TIME PARTY HERETO

– and –

OMF FUND IV SPV H LLC and each of the other purchasers from time to time PARTY HERETO

– and –

OMF FUND IV SPV H LLC, a limited liability company existing under the laws of the State of Delaware, in its capacity as the Purchasers’ Agent

WITNESSES THAT:

WHEREAS Skeena directly owns and operates the Project, commonly known as the Eskay Creek Project, in the Golden Triangle of British Columbia, Canada;

AND WHEREAS the Seller has agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from the Seller, Refined Gold referenced to production from the Project Real Property subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

Article 1
Interpretation

1.1	Definitions

For the purposes of this Agreement (including the recitals hereto and the Schedules), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings:

“Abandonment Property” has the meaning ascribed to such term in Section 7.4.

“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

“Additional Amounts” has the meaning ascribed to such term in Section 14.2(b).

“Additional Deposit” has the meaning ascribed to such term in Section 3.2.

“Administrative Agent” means upon its joinder thereto, a trust company existing under the laws of Canada in its capacity as administrative agent for the Lenders under the Loan Agreement, or any successor administrative agent appointed thereunder.

“Affected Persons” means any community or worker located in the area of influence of the Project and who are affected by the Project.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“AML Legislation” means any Applicable Law concerning or relating to terrorism or money laundering, including, without limitation, United States Executive Order No. 13224, the USA Patriot Act, the laws comprising or implementing the Bank Secrecy Act (United States), the laws administered by OFAC and the U.S. State Department, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations (Canada) and the Anti-terrorism Act (Canada), as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

“Annual Forecast Report” means a written report in relation to a fiscal year with respect to the Project, to be prepared by or on behalf of the Seller in the form of Schedule A.

“Anti-Corruption Laws” means any Applicable Law concerning or relating to bribery or corruption, including, without limitation, the Corruption of Foreign Public Officials Act (1999) (Canada), the Foreign Corrupt Practices Act of 1977 (United States) and the Bribery Act 2010 (United Kingdom), and any analogous or similar law of any other applicable country, including as may be applicable to any Group Member, as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Group Members adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with this Agreement, a copy of which has been provided to the Purchasers.

“Applicable Law” means the common law and any law, any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county, local or other statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body in any case applicable to the Project or any specified Person, property, transaction or event, or any such Person’s property or assets.

“Arbitration Rules” means the International Arbitration Rules of the International Centre for Dispute Resolution.

“Area of Interest” means the area within a 500 meter outside boundary around the existing Project Real Property on the date hereof, which is depicted on the map attached hereto as Schedule B.

“Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“BCFM” means Skeena’s life of mine base case financial model for the Project as included in the Definitive Feasibility Study, and as further updated as provided for herein, and which details, on a Fiscal Quarter basis:

(a)	Project physicals including (i) gold tonnes mined; (ii) grade of ore mined; (iii) ore tonnes and grade processed; (iv) metallurgical recoveries and gold produced; and

(b)	Project-level expenses including (i) net working capital; (ii) operating and capital costs (including any estimated contingency amounts); (iii) administration costs; (iv) Taxes payable, government charges and royalties;

(c)	Project general and administrative expenses;

(d)	Project setup costs;

(e)	sustainability for the Project general and administrative expenses;

(f)	payments to Indigenous Groups;

(g)	corporate general and administrative expenses;

(h)	Project revenue and cash flows;

(i)	expenses, including (i) the Loan Agreement; (ii) administration costs; and (iii) Taxes payable;

(j)	cash flows, including (i) drawdown requirements; (ii) interest and principal repayments; and

(k)	calculation of the financial covenants set forth in Section 6.5.

“Board” means the board of directors of Skeena.

“Blocked Account Agreement” means a blocked accounts control agreement in respect of any bank accounts of any Project Entity.

“Bulk Sample Permit” means the bulk sampling permit from the applicable Governmental Body, as required for the Project in accordance with the Definitive Feasibility Study.

“Business” means the business of the Project Entities, taken as a whole, as described in the Public Disclosure Documents, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in any one of New York City, New York, or Vancouver, British Columbia, or a day on which banks are generally closed in any one of those cities.

“Buy-Down Amount” means an amount necessary to yield an aggregate internal rate of return of 18% on 66.67% of the Deposit advanced, after taking into account (a) the timing of the payments and deliveries, (b) assuming the sale by the Purchaser of the Refined Gold delivered hereunder at the Gold Market Price three days prior to the applicable Date of Delivery and (c) without taking into account the Additional Deposit Option Fee described in Section 6.19.

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which Skeena is a reporting issuer (or analogous status).

“Canadian Securities Laws” means all applicable Canadian securities Laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada.

“Capital Expenditure” means, for any period, any expenditure made by the Project Entities for the purchase, lease, license, acquisition, erection, development, improvement or construction of capital assets, including any such expenditure financed by way of Capitalized Lease Obligations or any other expenditure required to be capitalized, all as determined on a consolidated basis in accordance with IFRS.

“Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

“Cash Purchase Price” means, in respect of each delivery of Refined Gold by the Seller to the Purchasers hereunder, 10% of the Gold Market Price on the day that is three days prior to the Date of Delivery of such Refined Gold.

“CFADS” means in respect of a period, the amount determined by deducting from the Revenue for that period, the aggregate of the following amounts (without double-counting) actually paid by the Seller, Skeena, or any Project Entity, as applicable, in each case, on a consolidated basis during that period:

(a)	Operating Costs;

(b)	corporate overhead costs and administrative costs;

(c)	net amounts required to be paid under or in relation to any hedging arrangements;

(d)	any Taxes paid or required to be paid, including without limitation (i) income tax, provincial or territorial sales tax, goods and services tax or harmonized sales tax (or similar value-added taxes), and whether paid directly to a Governmental Body or to third parties which are ultimately required to be remitted to Governmental Bodies, (ii) any Tax deduction, and (iii) any royalties paid to a Governmental Body in respect of Minerals;

(e)	cost of Minerals purchased in the market to deliver under this Agreement or any Permitted Prepay, if applicable;

(f)	amounts paid in such period in respect of Debt referred to in paragraph (i) of the definition thereof;

(g)	amounts deposited in such period as cash collateral to any Person other than the Stream Collateral Agent, or the Credit Collateral Agent or any collateral agent under a Refinancing Facility;

(h)	the aggregate amount of financing charges (including original issue discount), fees, commissions and other expenses (other than interest and principal payments) paid in cash on account of such period with respect to Debt, other than in respect of Capitalized Lease Obligations or Purchase Money Obligations;

(i)	Capital Expenditures, other than Capital Expenditures funded with the proceeds of:

(1)	the Equity Financings (as defined in the Loan Agreement);

(2)	the Deposits;

(3)	the advances under the Facility, any Refinancing Facility or Debt permitted to be incurred pursuant to Section 6.17(b); and

(j)	all other costs and expenses paid in cash in such period,

provided that, if “CFADS” is to be used for determining the Projected DSCR for purposes of Section 6.17(b), “CFADS” will be determined by reference to Skeena or the applicable Project Entity, on a consolidated basis, with respect to all of its operations (and not only the Project), and all operating costs and other costs and expenditures referred to above of such Person (and, if any of the foregoing items would be otherwise limited, not only those relating to the Project), and each of the foregoing clauses (a) through (j), and each the other defined terms used in this definition will be interpreted accordingly, mutatis mutandis.

“Change in Law” has the meaning ascribed to such term in Section 14.2(g).

“Change of Control” of a Person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of securities, the result of which is that any other Person or group of other persons acting jointly or in concert for purposes of such transaction acquires control, directly or indirectly, of the Subject Person; provided that following the completion of the Reorganization Plan, a Change of Control of any Group Member shall not include a change in the beneficial ownership of voting securities of Skeena, or acquisition of control of Skeena, if the common shares of Skeena were listed on a public securities exchange immediately prior to the completion of such transaction, where, prior to the Completion Date, the Person acquiring Control of Skeena is a Qualified Project Operator.

“Collateral” means the Project Property and all the presently held and future acquired undertaking, property and assets of each Project Entity, including for certainty the equity interests of each Guarantor, but excluding the Excluded Assets.

“Collateral Agent” means, upon its joinder thereto, a trust company existing under the laws of Canada in its capacity as collateral agent for the Stream Collateral Agent.

“Commitment” means, in respect of each Lender, the amount specified with respect to such Lender in Schedule A to the Loan Agreement (which will be amended and distributed to all parties by the Administrative Agent from time to time to reflect any changes thereto), as such amount may be reduced from time to time by such Lender’s Applicable Percentage thereunder of the amount of any prepayments or repayments required or made thereunder or by the cancellation of any unused portion of the Facility.

“Common Shares” means the common shares in the capital of Skeena which Skeena is authorized to issue.

“Completion” means, in relation to the Project, the satisfaction or fulfillment of each of the completion tests in the manner set forth in Schedule C.

“Completion Certificate” means a certificate of the Chief Executive Officer or the Chief Financial Officer of Skeena in the form set out in Schedule D.

“Completion Date” means the date on which Completion occurs.

“Completion Outside Date” means [REDACTED – Commercially Sensitive Information.].

“Completion Target Date” means September 30, 2027.

“Confidential Information” has the meaning set out in Section 6.18(a).

“Consolidated Basis” means, in respect of any calculations or determinations hereunder in respect of a Person, the consolidated financial position or results of operations, as the case may be, of such Person and all of its Subsidiaries determined on a consolidated basis in accordance with IFRS.

“Contract” means any agreement, contract, lease, license, mineral claim, option, indenture, mortgage, deed of trust, debenture, note or other instrument, arrangement, understanding or commitment.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Copper Exploration Concessions” means any the mining concessions relating to the exploration of copper listed on Schedule E.

“Corrective Action Plan” means a written plan from Skeena to correct and remedy all damage and adverse consequences caused by any material failure by the Project to comply with any applicable Environmental and Social Requirements, including a time schedule, for implementing such proposed action to remedy the identified damage and adverse consequences, which comprises the start date, the end date and (if any) the key milestones.

“Cost to Complete Certificate” means a certificate in the form of Schedule F.

“Credit Collateral Agent” means the collateral agent for the lenders appointed under the Loan Agreement, or any successor Credit Collateral Agent appointed thereunder.

“Date of Delivery” has the meaning ascribed to such term in Section 2.3(a).

“Debt” means, at any time, with respect to any Person on a Consolidated Basis, without duplication and without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the aggregate of all indebtedness of that Person at that time that according to IFRS are required to appear in that Person’s financial statements as such including without limitation the following amounts, each calculated in accordance with IFRS:

(a)	all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(d)	any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;

(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(f)	letters of credit and similar instruments;

(g)	accounts payable and accruals that are over ninety (90) days past due;

(h)	the mark-to-market amount (to the extent “under water” from the perspective of such Person) of any hedging, swap, forward or other derivative transaction where such amount has been accelerated or has otherwise become due and payable;

(i)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(j)	the amount of the contingent liability under any Guarantee in any manner of any part or all of an obligation of another Person of the type included in items (a) through (i) above.

“Debt Service” for a period means, on a consolidated basis, the sum of:

(a)	interest and fees (including original issue discount and availability fees under the Refinancing Facility and Debt incurred pursuant to Section 6.17(b)) paid or payable in respect of the Loans or Commitments thereunder for a period,

(b)	all scheduled principal payments in respect of the advances under the Refinancing Facility and Debt incurred pursuant to Section 6.17(b) for a period,

(c)	all payments required to be made in such period in respect of Capitalized Lease Obligations or Purchase Money Obligations.

Where a payment identified above would be payable on a date within a period (the “calculation period”) that is not a Business Day (the “original date”) and as a result becomes payable on a date that is no longer within such calculation period, Debt Service for such calculation period shall be calculated as if such payment was payable on the original date.

“Debt Service Coverage Ratio” for a period, means the ratio of CFADS for such period to Debt Service for such period.

“Defined Benefit Provision” has the same meaning ascribed that term in subsection 147.1(1) of the Tax Act.

“Definitive Feasibility Study” means the Definitive Feasibility Study in respect of the Project prepared in accordance with NI 43-101 and approved and adopted by the Board in respect of the development of the Project with an effective date of November 14, 2022 and filed on December 22, 2023, provided to the Purchasers’ Agent, as amended by the Project Financing Rebaseline, except that the financial model set out in such Definitive Feasibility Study (i) is superseded and will be deemed to be replaced by the Project Financing Rebaseline and (ii) will be disregarded for all purposes of this Agreement and as the same may be amended from time to time in accordance with Section 6.6(m).

“Development Plan” means a comprehensive plan for the construction and development of the Project consistent with the Definitive Feasibility Study, to be delivered to and agreed up on by the Purchasers in accordance with the terms of this Agreement, and including the Integrated Master Schedule, definitive construction and operating budgets, the source and application of funds required to achieve Completion and to thereafter operate and maintain the Project in accordance with the Mine Plan, as such plan may be amended from time to time in accordance with this Agreement.

“Deposit” means the Initial Deposit, and, if advanced, the Additional Deposit.

“Deposit Date” means the date on which any installment of the Initial Deposit is paid following satisfaction or waiver of all of the applicable conditions precedent set forth in Sections 3.4 to 3.9.

“Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property in accordance with this Agreement, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

“Early Termination Amount” means the aggregate amount that would need to be paid to the Purchasers on a particular date, after taking into account all deliveries made by the Seller to the Purchasers pursuant to Section 2.3, to yield an internal rate of return of [REDACTED – Commercially Sensitive Information.] on the Deposit, after taking into account (a) the timing of the payments and deliveries and (b) any exercise of the Buy-Down Right in accordance with Section 2.7, and assuming the sale by the Purchaser of the Refined Gold delivered hereunder at the Gold Market Price three days prior to the applicable Date of Delivery, and (c) without taking into account the Additional Deposit Option Fee described in Section 6.19.

“Effective Date” means the date upon which this Agreement becomes effective and the First Deposit is made upon the satisfaction or waiver by the Purchasers of the conditions precedent to the First Deposit set forth in Section 3.4.

“Eligible Transferee” means a Qualified Project Operator, or a Person whose obligations are fully and unconditionally guaranteed by a Qualified Project Operator pursuant to an instrument in writing executed and delivered by such Person in favour of the Purchasers (in form and substance satisfactory to the Purchasers’ Agent acting reasonably).

“Employee Benefit Plans” means all employee benefit plans of any kind or nature, but excluding statutory plans including, for the avoidance of doubt, the Canada Pension Plan.

“Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

“Environmental and Social Action Plan” or “ESAP” means a plan that describes and prioritizes the actions needed to address any gaps in the ESMPs, the ESMS, or Stakeholder Engagement process documentation to bring the Project in line with applicable standards as defined in the Equator Principles and in accordance with Section 6.11.

“Environmental and Social Impact Assessment” or “ESIA” means a comprehensive document of the Project’s potential environmental and social risks and impacts, which may be amended, revised, supplemented or replaced from time to time in accordance with this Agreement, which for greater certainty includes the draft Environmental Assessment to be submitted to the applicable Governmental Body by the Fiscal Quarter ending September 30, 2024 and to be replaced by the Environmental Assessment approved by such Governmental Body.

“Environmental and Social Management Plan” or “ESMP” means plans that summarize the Seller’s commitments to address and mitigate risks and impacts identified as part of the ESIA, through avoidance, minimization, and compensation and offset, which may be supplemented, amended or modified from time to time in accordance with the frameworks set out in such plans and this Agreement.

“Environmental and Social Laws” means, to the extent binding on the Project or the Seller, all applicable statutes, laws, regulations, orders, by-laws, decrees or orders of any applicable Governmental Body, any international treaty, convention or rule applicable to the Project and any administrative or judicial decisions, judgements or orders and in each case having the force of law at the time and relating to pollution, the protection of the environment, preservation or reclamation of natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts of, or the rehabilitation or reclamation and closure of lands used in connection with the Project or Business, or the management, Release or threat of Release of any harmful or deleterious substances.

“Environmental and Social Management System” or “ESMS” means the overarching environmental, social, health and safety management system in place for the Project for the implementation of the environmental and social management and monitoring requirements of this Agreement and as set out in the ESMPs.

“Environmental and Social Requirements” means all Environmental and Social Laws, all environmental Authorizations, conformance with the Equator Principles, and the Canadian Dam Association tailings standards and dam safety reviews consistent with Good Industry Practice, in each case as applicable to the then current phase of the Project.

“Environmental Laws” means all Applicable Laws relating to pollution, the protection of the environment, preservation or reclamation of natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Project or Business, or the management, Release or threat of Release of any harmful or deleterious substances.

“Environmental Liability” means any liability, fixed or contingent, (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Substances, (c) exposure to any Hazardous Substances, (d) the imposition of any environmental Encumbrance, (e) the Release or threatened Release of any Hazardous Substances or (f) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equator Principles” means those principles so entitled and described in “The ‘Equator Principles – July 2020’ - A financial industry benchmark for determining, assessing and managing social and environmental risk in Projects” and available at: http://equator-principles.com/about/, as adopted as at the date of this Agreement, and including all applicable IFC EHS guidelines required therein.

“Equity Interests” means, with respect to any Person, shares in the capital of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or acquisition from such Person of shares in the capital of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares in the capital of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Exchanges” means, together, the TSX and NYSE.

“Excluded Assets” means (i) the Snip Project, (ii) any Copper Exploration Concessions which are not Project Real Property, (iii) any assets located in Mexico, and (iv) the Excluded Subsidiaries and their property and assets from time to time provided that such property and assets shall at no time include any Project Property.

“Excluded Subsidiaries” means (i) Golden Triangle Transport Corp., Skeena Mexico S.A. de C.V., QuestEx Copper & Gold Ltd., Colorado Exploration Inc., Colorado Gold S.A. de C.V. and Rosegold Exploration Inc., and (ii) any Subsidiary formed after the date hereof that is not a Project Entity and that the Majority Purchasers agree is an Excluded Subsidiary, and (iii) any Subsidiary acquired pursuant to a Permitted Acquisition that is deemed pursuant to the definition thereof to be an Excluded Subsidiary.

“Excluded Taxes” means:

(a)	any Taxes imposed or collected by a jurisdiction by reason of a Purchaser (or any assignee of such Purchaser pursuant to Section 15.11, but with respect only to the interest of such assignee) being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment, principal office or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction;

(b)	any Taxes which arise because of a change in the Purchaser or any change in the jurisdiction in which the Purchaser is resident or incorporated;

(c)	U.S. withholding tax imposed under FATCA; and

(d)	Taxes solely attributable to a Purchaser’s failure to comply with Section 14.2(d),

provided, however, that “Excluded Taxes” shall not include: (x) any Taxes of any kind arising solely as a result of a Purchaser entering into, or performing its obligations under, this Agreement or any other Stream Document, or receiving deliveries or payments under this Agreement or any other Stream Document, or making payments under this Agreement (including the Deposit) or (y) any Taxes arising solely as a result of a Purchaser enforcing rights under this Agreement or any other Stream Document.

“Expropriation Event” means an expropriatory act or series of expropriatory acts, comprising confiscation, nationalization, requisition, deprivation, sequestration and/or similar acts, by law, order, executive or administrative action or otherwise of any Governmental Body, the result of which expropriatory act or series of expropriatory acts is that (a) all or substantially all of the rights, privileges and benefits pertaining to or associated with all or any material part of the Project cease being for the benefit or entitlement of the Project Entities, whether as a result of ceasing to own such part of the Project or otherwise; or (b) condemns, nationalizes, seizes, confiscates, or otherwise expropriates, all or any material portion of the share capital of any of the Project Entities, or assumes custody or control of all or any material portion of the share capital of any of the Project Entities owned, directly or indirectly, by any of the other Project Entities.

“Facility” means the $350,000,000 multi-draw senior secured term facility provided by the Lenders under the Loan Agreement, as may be increased or reduced pursuant to the terms thereof.

“FATCA” means Sections 1471 through 1474 of the United States Internal Revenue Code (“IRC”) as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the IRC, or any fiscal or regulatory legislation, treaty, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the IRC.

“Fifth Deposit” has the meaning set out in Section 3.1(a)(v).

“Fifth Deposit Deadline” means March 31, 2026.

“Financial Assistance” given by any Person (the “Financial Assistance Provider”) to or for the account or benefit of any other Person (the “Financial Assistance Recipient”) means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, Guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient (including Investments in a Financial Assistance Recipient, Acquisitions from a Financial Assistance Recipient, and gifts or gratuities to or for the account or benefit of a Financial Assistance Recipient).

“Financial Statements” means the audited consolidated financial statements of Skeena as at and for the year ended December 31, 2023, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of Skeena as at and for the three-month period ended March 31, 2024, and each subsequent set of audited annual financial statements (including the notes thereto, together with the auditor’s report thereon) and unaudited interim financial statement of the Seller which are delivered to the Purchasers’ Agent or the Purchasers or which form part of the Public Disclosure Documents.

“First Deposit Date” means the date set forth in Section 3.1.

“Fiscal Quarter” means each calendar quarter ending on the last day of March, June, September and December of each year.

“Fiscal Year” means the period of January 1 to December 31 of each year.

“Fourth Deposit” has the meaning set out in Section 3.1(a)(iv).

“Fourth Deposit Deadline” means January 31, 2026.

“Framework Documents” means the HSEC Policy, the ESMS, ESMPs and any applicable Corrective Action Plan.

“FN Convertible Debenture” means the convertible debenture dated December 18, 2023 between Franco-Nevada Corporation, as holder, and Skeena, as corporation

“Franco Documents” means, collectively, (a) the royalty purchase agreement dated December 18, 2023 between Skeena and Franco-Nevada Corporation, (b) the amended and restated royalty agreement dated December 18, 2023 between Skeena and Franco-Nevada Corporation, (c) the convertible debenture purchase agreement dated December 18, 2023 between Skeena and Franco-Nevada Corporation, and (d) the FN Convertible Debenture.

“Gold Market Price” means, with respect to any day, the daily per ounce LBMA AM Gold Price in U.S. dollars quoted by the London Bullion Market Association (currently in partnership with CME Group and Thomson Reuters) for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that, if the LBMA AM Gold Price is no longer quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the London Bullion Market Association, failing which the Gold Market Price will be determined by reference to the price of Refined Gold on a commodity exchange mutually acceptable to the Seller and the Purchasers’ Agent, acting reasonably.

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

“Group Members” means, collectively, the Seller, Skeena and its Subsidiaries from time to time, including the Project Entities, and “Group Member” means any one of them.

“Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

“Guarantors” means, collectively, all Project Entities (other than the Seller) and “Guarantor” means any one of them, as the context may require. As of the date hereof, there are no Guarantors.

“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

“HSEC Policy” means the integrated health, safety, environmental and community policies and operating guidelines for the Project adopted by the Seller’s board of directors and delivered to the Purchasers’ Agent, and if applicable, the IESC, pursuant to this Agreement, as amended from time to time in accordance with this Agreement.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve has been made in accordance with IFRS; and

(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

“Indemnified Other Tax” has the meaning ascribed to it in Section 14.2(c).

“Indemnified Tax” means any Indemnified Other Tax or Indemnified Withholding Tax.

“Indemnified Withholding Tax” has the meaning ascribed to it in Section 14.2(b).

“Independent Engineer” means an internationally recognized mine engineering firm nominated by the Seller and acceptable to the Majority Purchasers, acting reasonably.

“Independent Environmental and Social Consultant” or “IESC” means a qualified independent firm or consultant (not directly tied to the client), nominated by the Seller and acceptable to the Majority Purchasers, acting reasonably.

“Indigenous Group” means any First Nation, Métis or Inuit indigenous and/or aboriginal band, group, band council, tribal council or other governing body of indigenous peoples of Canada, or any similar indigenous, aboriginal or tribal group of the United States with asserted or established rights in Canada.

“Indigenous Group’s Claims” means any written claims, assertions or demands, whether proven or unproven, made by any Indigenous Group to the Project Entities or a Governmental Body, or any representatives thereof, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal or indigenous interest in or to all or any portion of the Project or the Project Real Property.

“Indigenous Group’s Information” means any and all written and material communications and documentation of which the Project Entities have knowledge (or, assuming due and reasonable inquiry, ought to know) and in their possession, including electronic or other form related to any (i) Indigenous Group’s Claims; (ii) Indigenous Group making any Indigenous Group’s Claims; (iii) Indigenous Group agreement, or (iv) any Governmental Body, or representatives thereof (including the issuance of required permits, licences and other governmental authorizations) involving any Indigenous Group’s Claims or Indigenous Group in relation to the Project or the Project Real Property.

“Indigenous Group Royalty Agreement” means a net smelter return royalty agreement or similar interest granted by a Project Entity to an Indigenous Group pursuant to an impact benefit agreement relating to the Project.

“Initial Deposit” has the meaning ascribed to such term in Section 3.1(a).

“Initial Equity Investment” means the purchase of 3,418,702 Common Shares of Skeena by the Subscriber pursuant to the Subscription Agreement plus 12,021,977 Common Shares of Skeena pursuant the Purchase Agreement.

“Initial Term” has the meaning ascribed to such term in Section 4.1(a).

“Integrated Master Schedule” means the comprehensive Level 3 development, construction and commissioning schedule for the Project to be delivered and agreed upon by the Purchasers in accordance with the terms of this Agreement as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Intercreditor Agreement” means the intercreditor agreement to be entered into in accordance with this Agreement among the Administrative Agent, on behalf of the Lenders under the Loan Agreement, the Purchasers’ Agent on behalf of the Purchasers, the Credit Collateral Agent, the Stream Collateral Agent, the Seller and the Guarantors, or an intercreditor agreement entered into in accordance with the terms of this Agreement with the lenders under a Refinancing Facility or Debt permitted to be incurred under Section 6.17(b) if such Debt is secured against the Project Property, as the same may be amended, modified, supplemented or replaced from time to time.

“Investment” means, with respect to any Person, the making by such Person of: (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an Equity Interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

“Key Transaction Agreements” means, collectively the Stream Documents, the Loan Agreement and the Subscription Agreement.

“Lenders” means the lenders party to the Loan Agreement from time to time, and their respective permitted successors and assigns.

“Liquidity” means the sum of unencumbered (other than in favour of the Credit Collateral Agent and the Stream Collateral Agent) and unrestricted cash and cash equivalents of the Project Entities that are subject to the Security and deposited in accounts over which the Credit Collateral Agent or the Stream Collateral Agent has a blocked account agreement or control agreement.

“Loan Agreement” means the credit agreement dated the date hereof between the Lenders, among others, thereto and Skeena, as borrower, providing for the Facility.

“Loan” means any extension of credit by the Lenders under the Loan Agreement.

“Losses” means any and all damages, claims, losses, diminution of value, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees). Losses shall not include consequential, special, exemplary, indirect, incidental or punitive damages or loss of profits or opportunity except to the extent such losses are awarded to a third party in connection with a claim by a third party.

“Majority Purchasers” means, at any time, one or more Purchasers holding a Purchaser’s Share greater than 50.1% in the aggregate.

“Material Adverse Effect” means any change, event, occurrence, circumstance, fact or effect that, when taken individually or together with all other events, occurrences, changes or effects has, or could reasonably be expected to have, a material adverse effect on:

(a)	the business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) and obligations (contingent or otherwise), of the Group Members, taken as a whole;

(b)	the development, construction or operation of the Project, including (i) the ability of the Project Entities to develop and operate such Project substantially in accordance with the Definitive Feasibility Study, Development Plan and Mine Plan in effect at the time of the occurrence of such change, event, occurrence, circumstance, fact or effect, or (ii) any significant decrease to expected overall gold production from such Project based on the Mine Plan in effect at the time of the occurrence of such change, event, occurrence, circumstance, fact or effect;

(c)	the ability of any Project Entity to perform its obligations under any Stream Document to which it is a party, the legality, validity, binding effect or enforceability against any Project Entity of any Stream Document to which it is a party, or

(d)	the rights and remedies of the Purchasers’ Agent or Purchasers under the Stream Documents,

provided, in each case, that it shall not include any event, change or effect resulting exclusively from (x) the announcement of the execution of this Agreement or any other Key Transaction Agreement; (y) any change in the price of the publicly listed stock of the Seller; or (z) any change in gold prices (it being understood that the underlying effects, events, facts or occurrences giving rise to any of (x), (y) or (z) that are not otherwise excluded by this proviso may be determined to constitute, or give rise to, a Material Adverse Effect).

“Material Contracts” means (a) the Contracts listed in Schedule G, (b) any Contract involving the payment or receipt by the Project Entities in excess of C$25,000,000, (c) any impact benefit agreement, (d) any Indigenous Group Royalty Agreement, and (e) any other Contract the breach, loss or termination of which would reasonably be expected to result in a Material Adverse Effect.

“Material Project Authorization” means (a) the Project Authorizations listed in Schedule H, and (b) any other Project Authorization, the breach, loss or termination of which would, or could reasonably be expected to, be material to the development and ongoing operation of commercial production.

“Mine Plan” means the proposed operating plan for the Project consistent with the Project Financing Rebaseline, including without limitation the design throughput of the processing facilities, to be delivered to and agreed upon by the Purchasers in accordance with the terms of this Agreement, as the same may be amended, revised supplemented or replaced from time to time in accordance with the terms of this Agreement.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted, processed at or otherwise recovered from any Project Real Property and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from any Project Real Property and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

“Minimum Delivery Amount” means [REDACTED – Commercially Sensitive Information.].

“Mining Rights” means mineral claims, prospecting licences, exploration licenses, mining or mineral licenses or leases, mineral concessions and other forms of tenure or other rights to minerals or to work upon land for the purpose of exploring for, developing or extracting minerals under any form of title recognized under the Applicable Laws, whether contractual, statutory or otherwise, or any interest therein.

“Multi-Employer Plan” means a “multi-employer plan” within the meaning of subsection 147.1(1) of the Tax Act, subsection 1(1) of the Pension Benefits Act (Ontario) or as such similar terms are defined in similar pension standards legislation of Canada or a province.

“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the companion policy thereto in effect from time to time.

“Net Proceeds” means, with respect to the receipt of insurance proceeds under Sections 6.16(b) and 6.16(c), the aggregate net cash proceeds of insurance received by any Group Member in respect of any loss, damage to or destruction of any of the Project Property after payment of reasonable expenses (including legal and accounting fees) incurred in connection therewith, and for certainty, shall not include any insurance proceeds received on account of business interruption insurance or any substantially similar policy of any Group Member.

“NPV of the Project” means the net present value of the Group Members’ interests in the Project based on the Project NPV Criteria set forth on Schedule J.

“NPV of the Remaining Stream” means the net present value of the Purchasers’ rights under this Agreement based on the NPV of the Remaining Stream Criteria set forth on Schedule K.

“NYSE” means the New York Stock Exchange and any successor thereto.

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Offtake Agreement” means any agreement entered into by the Seller with any Person (i) for the sale of Minerals to such Person, or (ii) for the smelting, refining or other beneficiation of Minerals by such Person for the benefit of the Seller.

“Offtaker” means any Person that enters into an Offtake Agreement with the Seller.

“Offtaker Charges” means any and all refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, premiums, financing charges, Taxes, price participation charges, deductions based on a payable metal percentage, and/or other similar charges, deductions or expenses charged or deducted by an Offtaker and/or charged or deducted in respect of delivery to the Offtaker or to the final customer of the Seller, as the case may be (or charged to the Seller as and by way of royalty payments) regardless of whether such charges or deductions are expressed as a specific metal deduction in each case.

“Offtaker Delivery” means the delivery of a Parcel to an Offtaker or the transfer of the entitlement to or benefit of a Parcel to an Offtaker.

“Offtaker Settlement” means (a) with respect to Minerals purchased by an Offtaker from the Seller, the receipt by the Seller of payment or other consideration from the Offtaker, whether provisional or final, or other consideration from the Offtaker in respect of any Minerals refined, smelted, or otherwise beneficiated by an Offtaker for the benefit of the Seller, including amounts received in respect of warehouse holding certificates, and (b) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of the Seller, the receipt by the Seller of marketable gold or other minerals in accordance with the applicable Offtake Agreement.

“Operating Costs” means those cash expenditures in connection with the development, construction and operation of the Project, all as determined in accordance with IFRS.

“Operations Monthly Report” means, a written report prepared by or on behalf of the Seller in relation to a calendar month with respect to the Project in the form of Schedule N.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Project Real Property.

“Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions, unpatented mining claims or franchises held by a Project Entity or required to be obtained from any Person (other than a Governmental Body) for the exploration, development, construction and operation of the Project, as contemplated by the Planning Documents.

“Parcel” means the applicable quantity of Minerals delivered or shipped or to be delivered or shipped to an Offtaker of a particular type of product under a single shipment or delivery pursuant to the relevant Offtake Agreement.

“Parties” means the parties to this Agreement.

“Payable Gold” means, in respect of each Parcel means the Stream Percentage of the Reference Gold.

“Payment” has the meaning ascribed to it in Section 14.2(a).

“Payor” has the meaning ascribed to it in Section 14.2(b).

“Permitted Acquisition” means, (i) prior to the Completion Date, an Acquisition completed with the prior written consent of the Majority Purchasers, and (ii) following the Completion Date, an Acquisition that meets the following criteria:

(a)	such Acquisition is not a hostile acquisition;

(b)	the Acquisition is of a business similar to the business of the Project Entities;

(c)	the purchase price for such Acquisition is funded by:

(i)	the issuance of Equity Interests by the Seller; or

(ii)	up to $10,000,000 that is cash on hand of the Project Entities; or

(iii)	cash on hand of the Excluded Subsidiaries; or

(iv)	a combination of the foregoing,

provided that, (x) if any of the funding for such Acquisition includes cash on hand of the Project Entities then the target of such Acquisition (including any assets acquired and the Equity Interests and assets of any Person acquired, as well as its Subsidiaries) shall be required to become Project Entities in accordance with Section 8.2, and (y) if any such Acquisition is completed by an Excluded Subsidiary without the use of cash on hand of the Project Entities, then the target of such Acquisition shall be an Excluded Subsidiary

“Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other disposition of:

(a)	property and assets to one or more wholly-owned Subsidiaries of the Seller (that are not Excluded Subsidiaries) pursuant to and in accordance with the Reorganization Plan;

(b)	tangible personal property that is no longer required in the conduct of the business of the Project Entities or is being replaced;

(c)	assets of one Project Entity to another Project Entity, provided that they are subject at all time to the Security;

(d)	assets of the Project Entities that are not Project Property, including any Excluded Assets, provided that any disposition of such assets is made on arm’s length terms for a purchase price consisting solely of cash and/or publicly-traded securities;

(e)	Minerals, in accordance with this Agreement, Permitted Prepay, or otherwise in the ordinary course of business pursuant to one or more sales contracts with third party purchasers, which are on arm’s length terms and in compliance with the terms of this Agreement; and

(f)	Abandonment Property as permitted under this Agreement.

“Permitted Encumbrances” means, in respect of any Collateral, any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business of any Project Entity;

(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, miners’ warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business of any Project Entity;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person;

(g)	security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Property Agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	the Security;

(i)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Project, provided that the aggregate of the Debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed the amount provided for in the Planning Documents; and provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any Project Entity;

(j)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(k)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, miners’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(l)	the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by a Project Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(m)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body and such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(n)	prior rights granted by any Governmental Body to third parties, or the rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant, permit or statutory provision to grant rights to third parties in the future, which rights may overlap or exist concurrently with the rights of any Project Entity, provided that such grants do not prevent or materially interfere with the development, construction or operation of the Project;

(o)	Encumbrances on concentrates or Minerals or the proceeds of sale of such concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the Seller’s or any Subsidiary of the Seller’s respective portion of the fees, costs and expenses attributable to the processing of such concentrates or Minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in a Seller Event of Default or materially impair the operation of the Business of any Project Entity;

(p)	Encumbrances necessary to give effect to any Project Lease Transaction;

(q)	cash collateral securing letters of credit required to be posted in connection with the Project including reclamation obligations, as provided for and consistent with the Planning Documents;

(r)	cash collateral in favour of The Bank of Nova Scotia and/or Export Development Canada to secure a letter of credit supporting a power interconnection agreement, as provided for and consistent with the Planning Documents;

(s)	up to $350,000 cash collateral to secure corporate credit cards;

(t)	Encumbrances comprising a net smelter royalty or similar interest (an “Indigenous Group Royalty Interest”) granted to Indigenous Groups pursuant to any impact benefit agreement, as provided for and consistent with the Planning Documents;

(u)	cash collateral to secure currency hedging in the ordinary course of business and commodity hedging of raw materials to be used in construction and development of the Project in each case not for speculative purposes and in accordance with the Seller’s hedging policy that has been approved by the Purchasers’ Agent;

(v)	Encumbrances securing the obligations under the Loan Agreement or any Refinancing Facility, provided that such Encumbrances are subject to the Intercreditor Agreement;

(w)	from and after the Security Release Date, Encumbrances securing Debt under Section 6.17(b); or

(x)	other Encumbrances agreed to in writing by the Purchasers’ Agent,

provided, however, that no Encumbrance described in (a) through (g) or (j) through (n) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

“Permitted Prepay” means a Mineral prepay agreement that meets the following criteria:

(a)	it is entered into no later than 12 months after the Completion Outside Date;

(b)	it covers no more than three (3) months’ worth of Mineral production by the Project;

(c)	it is unsecured; and

(d)	it provides for a floor price for Minerals of no less than 92.5% of the market price for such Minerals at the time of entry into such agreement.

“Permitted Update” means an amendment, supplement, or other modification to the Planning Documents (or any component thereof) that would not reasonably be expected to, together with any previous or planned amendment, supplement or other modification (including any previous Permitted Update and including any excess expenditure pursuant to Section 6.6(e)) (i) result in an increase to the construction budget of more than [REDACTED – Commercially Sensitive Information.], (ii) result in a delay in the construction schedule of more than 3 months, (iii) result in the Completion Date not occurring by the Completion Outside Date, (iv) result in the Integrated Master Schedule no longer being considered Level 3, (v) result in the Seller not being able to comply with the financial covenants set forth in Section 6.5, or (vi) otherwise be materially prejudicial to the Purchasers or materially adversely impact the development, construction or operation of the Project.

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

“Planning Documents” means the Development Plan, the Integrated Master Schedule and the Mine Plan.

“Potential E&S Non-Compliance Event” means, in relation to the Project an event or condition: that: (a) could reasonably be expected to result in a Serious E&S Non-Compliance Event; (b) is of an environmental or social nature that requires the notification by the Seller of such event or condition to an applicable governmental or regulatory body; or (c) is a series of events of non-compliance with the Environmental and Social Requirements of a similar nature to (a) or (b), which the Seller or the IESC reasonably believes is an event not representing immediate or material social or environmental damage and which the Seller is able to correct in accordance with the ESMP or ESMS, provided that in each case, such event is a New Event.

“Pre-Completion Monthly Report” means, a written report prepared by or on behalf of the Seller in relation to a calendar month with respect to the Project in the form of Schedule I.

“Processing Facilities” means the processing facilities to be located on the Project Real Property and owned by the Project Entities.

“Production Interest” means any royalty, stream, participation or production interest, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals and for great certainty shall not be construed to include any Offtake Agreement which meets the requirements of Section 6.10(b).

“Project” means collectively, all properties, assets and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, which assets are used in connection with, or form part of, the mining project in the Golden Triangle of British Columbia, Canada described more fully in the Technical Report and commonly known as the Eskay Creek Project.

“Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary, at the applicable time, for executing mining activities in a determined mining stage in accordance with the Canadian federal, provincial, territorial and local regulations.

“Projected CFADS” for a period means the projected CFADS for such period based on the then current Development Plan and BCFM.

“Projected Debt Service” for a period means the projected Debt Service for such period based on the then current Development Plan and BCFM and after giving effect to the proposed Refinancing Facility.

“Projected DSCR” for a period, means the ratio of Projected CFADS for such period divided by the Projected Debt Service for such period.

“Project Entity” means from time to time, the Seller (at such time), and any other Person (now or hereafter formed or acquired) that holds or acquires a direct or indirect interest in any of the Project Property, or Equity Interests or Subordinated Intercompany Debt of any Project Entity other than any holder of Equity Interests of Skeena or any acquiror or successor of Skeena whose Equity Interests are publicly traded.

“Project Financing Rebaseline” means the project scenario provided to the Purchasers’ Agent on June 5, 2024 that is generally reflective of the Definitive Feasibility Study sequence, execution approach, and operating plan, though considers an extended construction timeline resulting in a date of commercial production of July 1, 2027 and the following expenditures:

(a)	a total-pre production project spend of [REDACTED – Commercially Sensitive Information.] including total project capital, pre-production stockpile inventory costs, and contingency, plus general and administrative expenses of the Project of [REDACTED – Commercially Sensitive Information.];

(b)	payments or other compensation to Indigenous Groups under or pursuant to impact benefit agreements of [REDACTED – Commercially Sensitive Information.]; and

(c)	corporate general and administrative expenditures of Skeena and its Subsidiaries (unrelated to the Project) of [REDACTED – Commercially Sensitive Information.].

“Project Lease Transaction” means lease-to-own and sale-leaseback transaction arrangements for power transmission line, personnel camp facilities, water treatment plant and certain related infrastructure, as expressly provided for in, and consistent with, and the Planning Documents.

“Project Property” means all of the property, assets, undertaking and rights of the Project Entities in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (a) the Project Real Property; (b) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (c) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (d) all books and records of any of the Group Members related to any of the foregoing.

“Project Property Agreements” means all Contracts of the Project Entities relating to (a) the ownership, lease or use of the Project or the Project Property, (b) the development, construction and mining operations of the Project, (c) the sale or disposition of mineral production from the Project, including Production Interests and other similar arrangements, and (d) any option, right of first refusal in relation to a Production Interest or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the mineral production or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

“Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, mineral claims and interests, and all surface access rights held by any of the Project Entities relating to the Project (which as of the date hereof, are as set forth in Schedule L), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, mineral claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, in the Area of Interest by any Project Entities at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of Skeena with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on Skeena’s SEDAR+ profile.

“Purchase Agreement” means the purchase agreement to be entered into on the date hereof among the Subscriber and Wealth Creation Preservation & Donation Inc.

“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

“Purchase Price” has the meaning set out in Section 2.5.

“Purchaser’s Share” means, at any given time, in respect of each Purchaser, the percentage obtained by dividing the amount set out beside such Purchaser’s name in Schedule M, as amended from time to time in accordance with this Agreement, by the amount of the Deposit; provided that such Purchaser’s entitlement to receive any payment or delivery from the Seller or any other Group Member shall be reduced or increased, as applicable in accordance with the terms of the Agreement, on account of any Taxes applicable to such Purchaser, such that the amounts received by the other Purchasers is not affected thereby.

“Purchasers” means the Purchasers party hereto from time to time as set forth in Schedule M as may be updated from time to time in accordance with this Agreement and “Purchaser” means any one of them, as the context so requires.

“Purchasers’ Agent” means OMF Fund IV SPV H LLC, in its capacity as agent for the Purchasers under this Agreement, or any successor Purchasers’ Agent appointed by the Majority Purchasers in accordance with Section 13.4.

“Qualified Project Operator” means [REDACTED – Commercially Sensitive Information.].

“Real Property” means the Project Real Property and all other real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Project Entity and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body (which, as of the date hereof, to the extent (x) constituting Collateral and (y) not constituting Project Real Property, are as set forth in Schedule L).

“Receiving Party” has the meaning set out in Section 6.18(a).

“Reference Gold” means any and all gold in whatever form or state that is contained in Minerals in a Parcel which has been sold and delivered to an Offtaker, without giving effect to any Offtaker Charges applied by the Offtaker pursuant to the relevant Offtake Agreement, giving effect to a fixed payability factor of [REDACTED – Commercially Sensitive Information.].

“Refinancing Facility” means any credit facility, bonds, debentures, notes or other similar instruments, the net proceeds of which are used to replace, refinance, defease or discharge the Facility (or any other Refinancing Facility), provided that:

(a)	the principal amount of such Debt available under such Refinancing Facility does not exceed the principal amount of the Debt and/or the commitments (including the aggregate undrawn Commitments under the Facility and the unused Additional Deposit) so replaced, refinanced, defeased or discharged (plus the amount of all fees, and expenses and premiums incurred in connection therewith);

(b)	after giving effect to such Refinancing Facility, the Seller would have a Projected DSCR of not less than 1.25:1 for each period of four Fiscal Quarters from the first principal repayment date in respect of such Refinancing Facility until the Completion Outside Date;

(c)	other than in connection with the refinancing of the Facility, such Refinancing Facility has an effective interest rate which is equal to or lower than the effective interest rate of the Debt being replaced, refinanced, defeased or discharged, in each case, including any original issue discount, commitment or upfront fees and other financing charges; and

(d)	such Refinancing Facility is secured against no more of the Collateral than the Debt being replaced, refinanced, defeased or discharged, and, if such Refinancing Facility is secured against the Collateral, the lenders or holders thereunder have agreed to be bound by an intercreditor agreement with the Purchasers which is (x) substantially on the same terms and conditions as the Intercreditor Agreement or (y) otherwise at least as favourable to the Purchasers (as determined by the Purchasers’ Agent acting reasonably) as the Intercreditor Agreement.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold, and otherwise conforming to the London Bullion Market Association specifications for good delivery.

“Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Group Member, includes: (a) any director, officer, employee or Associate of the Seller or any of its Affiliates, (b) any Person that does not deal at arm’s length with the Seller or any of its Affiliates, and (c) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Seller or any of its Affiliates.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

“Reorganization Plan” means the assignment of the Project Assets to a newly formed directly wholly owned subsidiary of Skeena and the establishment of a newly formed directly wholly owned subsidiary pursuant to the steps set forth in Schedule P.

“Retirement Plan” means any Employee Benefit Plan providing pensions, superannuation benefits, retirement savings, top up or supplemental pensions, including any “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) or “retirement compensation arrangements” (as defined in the Tax Act).

“Restricted Payment” means, with respect to any Group Member, any payment by such Person to any other Person (other than from one Group Member to another Group Member to the extent permitted by the Subordination and Postponement of Claims), (a) as it relates only to the Seller, of any cash dividends or any other cash distribution on any shares of its capital or other Equity Interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other Equity Interests or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Stream Obligations, or (d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of such Group Member in that capacity and consists of (x) reimbursement for reasonable and ordinary course expenses related to the Business incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements, or (y) ordinary course remuneration (including ordinary course bonuses) consistent with the Good Industry Practice taking into account the stage of development and operation of the Project.

“Revenue” for any period, means the aggregate of the following amounts actually received (or, in the case of the determination of Projected DSCR, projected to be received) by Skeena or the applicable Project Entity on a consolidated basis during that period:

(a)	moneys received from the proceeds of the sale of Minerals (including cash received in respect of this Agreement for the delivery price, but excluding for certainty any credits against the deposit thereunder); provided that, for determining Projected DSCR for purposes of Section 6.17(b), all projected cash receipts on account of revenue from operations of Skeena or the applicable Project Entity will be included in this clause (a);

(b)	interest income;

(c)	the cash proceeds of any Permitted Asset Disposition;

(d)	cash insurance proceeds (including for certainty on account of business interruption insurance or comparable policies), except in each case where those amounts are required hereunder to be applied as a mandatory prepayment of the Obligations; and

(e)	refunds of Taxes,

but excluding:

(f)	the proceeds of Debt and any other financial accommodation made available by a lender or other creditor; and

(g)	insurance proceeds in respect of liabilities to third parties or otherwise required to be paid to third parties;

“Royalties” means the royalties set forth in Schedule Q.

“Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country or (c) an organization directly or indirectly controlled by a country or its government in each case, that is on the list published and maintained by the United Nations Security Council, OFAC, Global Affairs Canada, Public Safety Canada, or the analogous organization of any other applicable country (including as may be applicable to the Project Entities, the Project or any Lender) as being a “sanctioned country”.

“Sanctioned Person” means (a) any Person listed in any sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (b) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (c) a Person named on the Consolidated List of individuals published and maintained by United Nations Security Council.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations Security Council, OFAC, Global Affairs Canada, Public Safety Canada or any analogous organization of any other applicable country including as may be applicable to the Project Entities, the Project or any Purchaser.

“Second Deposit” has the meaning set forth in Section 3.1(a)(ii).

“Second Deposit Deadline” means June 30, 2025.

“Securities Laws” means Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the Exchanges and any other stock exchange on which securities of the Seller are traded.

“Securities Regulators” means, collectively, the Canadian Securities Authorities, the U.S. Securities Authorities and the securities regulators or other securities regulatory authorities in any other jurisdictions whose Securities Laws are applicable to the Seller.

“Security” means the Encumbrances granted in favour of the Stream Collateral Agent pursuant to the Security Documents.

“Security Documents” means any Guarantees in favour of the Stream Collateral Agent on behalf of the Purchasers in respect of the Stream Obligations and any other security documents held from time to time by the Stream Collateral Agent securing or intended to secure payment and performance of the Stream Obligations, including the security described in Section 8.1.

“Security Release Date” means the later of (a) and (b); where (a) is the first date on which the Purchasers have received an aggregate amount that would need to be paid to the Purchasers on a particular date, after taking into account all deliveries made by the Seller to the Purchasers pursuant to Section 2.3, to yield an internal rate of return of [REDACTED – Commercially Sensitive Information.] on the Deposit without taking into account the Additional Deposit Option Fee described in Section 6.19, and (b) is the earlier of the date on which (i) the Obligations under and as defined in the Loan Agreement have been repaid in full or (ii) the Purchasers and their Affiliates are no longer Lenders under the Loan Agreement.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Seller” means (i) as of the date hereof, Skeena, and (ii) from and after the implementation of the Reorganization Plan, a newly formed wholly owned Subsidiary of Skeena formed pursuant to the Reorganization Plan which shall become party to this Agreement as the “Seller” and shall assume all obligations as Seller hereunder in accordance with Section 6.22 which shall, for avoidance of doubt, not directly or indirectly own any interest in the Project.

“Seller Event of Default” has the meaning set out in Section 10.1.

“Serious E&S Non-Compliance Event” means an identified event of material non-compliance with Environmental and Social Requirements by the Seller or with respect to the Project which the Seller or the IESC reasonably believes is an event representing material environmental or social damage which would necessitate an emergency shutdown of the Project or would be reasonably likely to result in very severe damage.

“Settlement Sheets” means in respect of each Parcel, the Seller’s final invoice and sale documentation (or if such final documents are not available in the case of provisional payment, the relevant documents on which provisional payments have been determined) evidencing at least the amount and, if applicable, grade of gold in such Parcel.

“Share Pledge Agreements” means one or more agreements pursuant to which a Project Entity pledges its Equity Interests in any Person in favour of the Stream Collateral Agent.

“Snip Project” means the Snip Mine located approximately 100 km northwest of Stewart, B.C. comprising the mining concessions listed on Schedule R.

“Stakeholder Engagement” means the IFC Standards provisions on external communication, environmental and social information disclosure, participation, informed consultation, and grievance mechanisms and the overall requirements described under Equator Principle 5.

“Stream Collateral Agent” means, upon its joinder hereto, a trust company existing under the laws of Canada in its capacity as collateral agent for the Purchasers hereunder as appointed pursuant to the Intercreditor Agreement, or any successor Stream Collateral Agent appointed thereunder.

“Stream Documents” means this Agreement, the Security Documents executed by each of the Stream Parties, the Intercreditor Agreement, any Subordination and Postponement of Claims and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Purchasers, the Purchasers’ Agent for the benefit of the Purchasers or the Stream Collateral Agent in connection with this Agreement or the other Stream Documents.

“Stream Obligations” means all indebtedness, liabilities and other obligations owed to the Purchasers’ Agent, the Purchasers and the Stream Collateral Agent hereunder or under any other Stream Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

“Stream Parties” means the Seller and the Guarantors.

“Stream Percentage” means, subject to adjustment in accordance with Section 2.7, (i) a percentage amount equal to (w) 200,000,000 less any installment of the Initial Deposit which was required, but not funded by the Purchasers, upon request by the Seller in accordance with Section 3.2 to which the Seller has satisfied the conditions precedent in respect of such installment in accordance with Article 3, divided by (x) 200,000,000, and (y) multiplied by 10.55 and, provided that in the event that Completion has not occurred on or before the Completion Target Date, then following the Completion Target Date, the Stream Percentage will be increased as follows until Completion is achieved:

(a)	from the end of the first Fiscal Quarter in which the Completion Target Date occurs, until the end of the following Fiscal Quarter, the Stream Percentage will be an amount equal to the Stream Percentage plus an additional 0.15;

(b)	at the commencement of the next Fiscal Quarter, the Stream Percentage will become an amount equal to the Stream Percentage, as adjusted in the preceding Fiscal Quarter pursuant to clause (a) above, plus an additional 0.15;

(c)	at the commencement of the next Fiscal Quarter, the Stream Percentage will become an amount equal to the Stream Percentage, as adjusted in the preceding Fiscal Quarter pursuant to clause (b) above, plus an additional 0.15; and

(d)	at the commencement of each subsequent Fiscal Quarter the Stream Percentage will become an amount equal to X+0.40, where X was the Stream Percentage in the preceding Fiscal Quarter, as adjusted pursuant to clause (c) above or this clause (d), as the case may be.

and (ii) if an Additional Deposit has occurred, the Stream Percentage shall be increased, for each such Additional Deposit, by an additional percentage amount equal to (x) the total amount funded under such Additional Deposit divided by 100,000,000, and (y) multiplied by 50% of such Stream Percentage.

“Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Seller or another Project Entity to any other Project Entity, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

“Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Purchasers’ Agent and/or Stream Collateral Agent in respect of Debt of the Seller or another Project Entity owing to any other Project Entity pursuant to which, among other things, the holder of such Debt agrees that such Debt will be subordinated and postponed to the Stream Obligations, and which shall be in form and substance satisfactory to the Purchasers’ Agent, acting reasonably.

“Subscriber” means OMF Fund IV SPV G LLC, in its capacity as subscriber under the Subscription Agreement and its successors and assigns.

“Subscription Agreement” means the subscription agreement to be entered into on the date hereof between Skeena and the Subscriber pursuant to which the Seller agrees to issue, and the Subscriber agrees to subscribe for, 3,418,702 Common Shares on terms and conditions set forth therein.

“Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

“Tangible Net Worth” means, with respect to a Person, the aggregate value of all assets of such Person after eliminating from the calculation intangible assets (which includes, without limitation, all assets classified as intellectual property, goodwill or licences on the balance sheet of such Person) and future income tax benefits less the aggregate of all liabilities of such Person.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto and “Tax” shall have a corresponding meaning.

“Technical Committee” means a committee consisting of (i) two Persons appointed by the Seller as the Seller may determine, (ii) a representative of the Lenders appointed in accordance with the Loan Agreement, (iii) a representative of the Purchasers appointed by (x) if the initial Purchaser continues to hold at least 25% of the Purchasers Share, the initial Purchaser, or (y) otherwise, by the Majority Purchasers, and (iv) the Independent Engineer.

“Term” has the meaning set out in Section 4.1(a).

“Third Deposit Deadline” means October 31, 2025.

“Time of Delivery” has the meaning set out in Section 2.3(a).

“Transfer” means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Body), whether voluntary or involuntary, provided that, for greater certainty a Transfer shall not include a change of beneficial ownership of voting securities of Skeena.

“TSX” means the Toronto Stock Exchange.

“Unanimous Purchasers” means, at any time, all of the Purchasers at such time.

“Uncredited Balance” means, at any time, the uncredited balance of the Deposit determined in accordance with this Agreement.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)	The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	References to a Party in this Agreement mean the Party or its successors or permitted assigns.

(e)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	A reference to an agreement includes all schedules, exhibits and other appendices attached thereto and shall include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.

(i)	A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)	In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (New York City time) on the last day of the period. Whenever any payment is required to be made, action is required to be taken or period of time to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to the lawful currency of the United States of America.

(m)	References to an “ounce” are to a troy ounce (being equal to 31.1034768 grams).

1.3	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the Parties otherwise agree or the context otherwise requires, be made in accordance with IFRS.

1.4	Paramountcy

(a)	If there is any inconsistency between the terms of this Agreement and the other Stream Documents (other than the Intercreditor Agreement), the provisions hereof shall prevail to the extent of the inconsistency.

(b)	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Stream Document is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this Agreement relating to the same specific matter.

1.5	Interest Act

For the purposes of the Interest Act (Canada) and disclosure under such statute, whenever interest to be paid under this Agreement or any other Stream Document is to be calculated on the basis of a year of three-hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be.

1.6	Maximum Rate of Interest

Notwithstanding anything herein or in any of the other Stream Documents to the contrary, in the event that any provision of this Agreement or any other Stream Document would oblige the Seller to make any payment of interest or other amount payable to the Purchasers in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Purchasers of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Effective Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Purchasers of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law;

(b)	by reducing the amount or rate of interest exigible under Section 14.3; and

(c)	any amount or rate of interest referred to in this Section 1.6 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Purchasers’ Agent shall be conclusive for the purposes of such determination, absent manifest error.

1.7	No Subordination

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such interests and Encumbrances are entitled to priority over the Security.

1.8	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A	-	Annual Forecast Report
Schedule B	-	Area Of Interest
Schedule C	-	Completion Test
Schedule D	-	Form of Completion Certificate
Schedule E		Copper Exploration Concessions
Schedule F	-	Cost to Complete Certificate
Schedule G	-	Material Contracts
Schedule H	-	Material Project Authorizations
Schedule I	-	Pre-Completion Monthly Report
Schedule J	-	Project NPV Criteria
Schedule K	-	NPV of the Remaining Stream Criteria
Schedule L	-	Project Real Property
Schedule M	-	Purchaser’s Share and Purchasers
Schedule N		Operations Monthly Report
Schedule O		Real Property
Schedule P	-	Reorganization Plan
Schedule Q		Royalties
Schedule R		Snip Project Mining Concessions
Schedule S		Existing Investments
Schedule T	-	Representations and Warranties of the Stream Parties
Schedule U		Representations and Warranties of the Purchaser
Schedule V	-	Purchaser Assignment Agreement

Article 2
PURCHASE AND SALE

2.1	Purchase and Sale of Refined Gold

(a)	Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to each Purchaser, and each Purchaser hereby agrees to purchase from the Seller, an amount of Refined Gold equal to the Purchaser’s Share of the Payable Gold with respect to each Offtaker Delivery, free and clear of all Encumbrances.

(b)	The Purchasers shall not be responsible for any Offtaker Charges in respect of the Refined Gold purchased by it hereunder, all of which shall be for the account of the Seller (or other Project Entity).

2.2	Product Specifications

(a)	The Refined Gold delivered by the Seller to the Purchasers pursuant to this Agreement need not come from gold physically produced at the Project, provided that the Seller shall not sell or deliver to the Purchasers (for the purposes of this Agreement and at any time during the Term) any Refined Gold that has been directly or indirectly purchased on a commodity exchange.

(b)	The Refined Gold to be delivered by the Seller to the Purchasers pursuant to this Agreement shall conform in all respects with the London Bullion Market Association specifications for good delivery, and the Purchasers shall not be required to purchase any Refined Gold that does not meet such specifications.

(c)	If the London Bullion Market Association ceases to exist or ceases to publish rules for the good delivery of gold or such rules should no longer be internationally recognized as the basis for good delivery of gold, the Purchasers’ Agent may, acting reasonably, designate, for purposes of this Agreement, a new basis for determining good delivery of Refined Gold. Until the Purchasers’ Agent makes such designation, deliveries of Refined Gold by the Seller to the Purchasers under this Agreement shall conform to the last set of rules for good delivery in effect under this Agreement immediately prior to the time such rules ceased to be published or recognized.

2.3	Delivery Obligations

(a)	On the date of each Offtaker Settlement in respect of a Parcel the Seller shall sell and deliver to the Purchasers the Refined Gold in respect of such Parcel as determined in accordance with Section 2.1. The applicable amount of Refined Gold shall be delivered to each of the Purchasers by way of credit (in metal) to the respective metal account or accounts in London designated by the Purchasers pursuant to Section 2.3(g). Delivery by the Seller of the applicable amount of Refined Gold to the Purchasers shall be deemed to have been made at the time and on the date Refined Gold is credited to the designated metal accounts of the Purchasers (the “Time of Delivery” on the “Date of Delivery”).

(b)	Where, as a result of a delivery to the Purchasers made on the basis of a provisional payment from an Offtaker, there is an over-delivery of Refined Gold to the Purchasers for a given delivery, the amount of such excess, once determined by the Seller, will be set off and deducted from the next delivery to the Purchasers hereunder and, if no further deliveries are to be made, the Purchasers shall pay to the Seller the Purchase Price for such excess, in cash.

(c)	Where, as a result of a delivery to the Purchasers made on the basis of a provisional payment from an Offtaker, there is an under-delivery of Refined Gold to the Purchasers for a given delivery, the amount of such deficiency, once determined by the Seller, will be added to the next delivery to the Purchasers hereunder and, if no further deliveries are to be made, the Seller shall pay to the Purchasers the Purchase Price for such deficiency, in cash.

(d)	Title to, and risk of loss of, Refined Gold shall pass from the Seller to the applicable Purchaser at the Time of Delivery.

(e)	Except as otherwise provided in this Agreement, all costs and expenses pertaining to each delivery of Refined Gold to the Purchasers shall be borne by the Seller.

(f)	The Seller hereby represents and warrants to and covenants with the Purchasers that, immediately prior to the Time of Delivery (i) the Seller will be the sole legal and beneficial owner of the Refined Gold credited to a metal account of a Purchaser, (ii) the Seller will have good, valid and marketable title to such Refined Gold, and (iii) such Refined Gold will be free and clear of all Encumbrances (other than the Security or Permitted Encumbrances specified in clause (o) of that definition).

(g)	Each Purchaser shall designate a metal account or accounts in London for the purpose of receiving deliveries of Refined Gold from the Seller hereunder. The designation shall be made by electronic communication to the Seller, which designation shall be effective until changed by the relevant Purchaser. Any such change shall be made at least 10 Business Days prior to a delivery of Refined Gold in order to be effective for such delivery.

2.4	Delivery Notifications and Invoicing

(a)	On the date of each Offtaker Settlement, the Seller shall deliver an invoice to each Purchaser that shall include:

(i)	a calculation of the number of ounces of Refined Gold to be sold to each Purchaser and, in accordance with Sections 2.4(a)(iv) and 2.6, the estimated net number of ounces of Refined Gold to be credited to each Purchaser on the Date of Delivery;

(ii)	the Date of Delivery and Time of Delivery;

(iii)	the Purchase Price for Refined Gold sold and delivered to such Purchaser;

(iv)	reference to the Offtake Agreements relating to the Parcels in respect of which Offtaker Delivery was made;

(v)	a copy of the Settlement Sheets on which the calculation in Section 2.4(a)(i) is based, where applicable, including, after such are available and/or prepared, copies of all documents, certificates and instruments pertaining to each delivery of Minerals to an Offtaker, including all invoices, credit notes, bills of lading, and any and all documentation prepared or produced by the Offtaker in respect of the Minerals; and

(vi)	such other information as may be reasonably requested by the Purchaser to allow such Purchaser to verify all aspects of the delivery of Refined Gold reflected in such invoice.

(b)	The calculation required by Section 2.4(a) shall be final and binding unless the Purchaser provides written objection to the Seller within twenty (20) Business Days after receipt of the applicable invoice. The foregoing shall in no way limit the Purchaser’s audit rights under Section 5.4(b) and any adjustments or recoveries arising therefrom; provided that no such adjustment or recovery shall be permitted therefrom unless a written objection is received within 18 months following the end of the calendar year in which the applicable invoice was received.

2.5	Purchase Price

The purchase price (the “Purchase Price”) for each ounce of Refined Gold sold and delivered by the Seller to the Purchasers under this Agreement shall be equal to:

(a)	until the Uncredited Balance has been reduced to nil, the Gold Market Price on the day that is three days prior to the Date of Delivery of such Refined Gold, payable as follows: (i) an amount equal to the Cash Purchase Price payable in cash or by wire transfer, and (ii) the balance payable by crediting an amount equal to the difference between the Gold Market Price on the day that is three days prior to the Date of Delivery of such Refined Gold and the Cash Purchase Price against the Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)	after the Uncredited Balance has been reduced to nil, the Cash Purchase Price, payable in cash or by wire transfer.

2.6	Payment

Payment by each Purchaser of the aggregate Purchase Price for each delivery of Refined Gold to such Purchaser shall be made (a) on the fifth Business Day following the Date of Delivery, and (b) to a bank account of the Seller designated in accordance with Section 14.1, provided that, at any time, any Purchaser may provide notice to the Seller with respect to one or more deliveries that any cash payments required to be made by such Purchaser hereunder shall instead be offset against, and on the same day as, the applicable delivery of Refined Gold by the Seller to such Purchaser. Any such offsets pursuant to this Section 2.6 shall be at the Gold Market Price on the third day prior to the Date of Delivery.

2.7	Buy-Down Right

(a)	At any time during the 12 month period following the Completion Date, provided that no Seller Event of Default has occurred and is continuing and no event shall have occurred which with notice or lapse of time or both would reasonably be expected to become a Seller Event of Default, the Seller shall have the right (the “Buy-Down Right”) to reduce the Stream Percentage by an amount equal to 66.67% in respect of any Offtaker Delivery following the Buy-Down Effective Date. The Seller may exercise the Buy-Down Right once, by providing written notice of such exercise to the Purchasers at least 30 days prior to the end of a calendar quarter (the “Buy-Down Quarter”). The exercise of the Buy-Down Right shall be irrevocable once such notice is delivered to the Purchasers.

(b)	If the Seller has provided notice of the exercise of the Buy-Down Right, the Seller shall pay the Buy-Down Amount to the Purchasers (pro rata based on their respective Purchaser’s Share) on or before the last Business Day of the Buy-Down Quarter (the “Buy-Down Effective Date”).

(c)	Upon the Buy-Down Amount being received by the Purchasers, the Uncredited Balance shall be reduced by an amount equal to 66.67% of the Uncredited Balance outstanding in respect of the Deposit, and the Uncredited Balance shall be deemed to have been reduced by such amount.

2.8	Adjustment for Minimum Delivery

In the event that the Purchasers have not received deliveries in respect of Offtaker Settlements relating to 2,614.2 koz of Reference Gold on or before the thirteenth anniversary of the date hereof, then no later than the 30th day following such anniversary date, the Seller shall make a delivery in accordance with Section 2.3(a) to the Purchasers of an amount of Refined Gold in an amount equal to the Minimum Delivery Amount divided by the Gold Market Price on the date that is 3 days prior to the date of Delivery of such amount of Refined Gold.

Article 3
DEPOSIT PAYMENT

3.1	Deposit

(a)	In consideration for the respective promises and covenants of the Seller contained herein, including the sale and delivery by the Seller to the Purchasers of Refined Gold, the Purchasers hereby agree to pay, and the Seller hereby agrees to accept, a cash deposit in the amount of up to $200,000,000 (the “Initial Deposit”) against, and as a prepayment of, the Purchase Price. Subject to the satisfaction or waiver of the conditions in Sections 3.4 to 3.9, the Deposit shall be paid to the Seller by the Purchasers (based on their respective Purchaser’s Share) in five installments as follows:

(i)	the first deposit (the “First Deposit”) in the amount of $5,000,000 shall be paid by the Purchaser’s on the date of closing of the Initial Equity Investment (the “First Deposit Date”), subject to the satisfaction of the conditions set forth in Sections 3.4 and 3.9;

(ii)	the second deposit (the “Second Deposit”) in the amount of $45,000,000 shall be paid by the Purchasers (based on their respective Purchaser’s Share) on a date after December 31, 2024 but not later than the Second Deposit Deadline which date may be selected by the Seller upon at least 30 days’ written notice to the Purchasers, subject to the satisfaction of the conditions set forth in Sections 3.5 and 3.9;

(iii)	the third deposit (the “Third Deposit”) in the amount of $50,000,000 shall be paid by the Purchasers (based on their respective Purchaser’s Share) on a date after March 31, 2025 but in any event not later than the Third Deposit Deadline which date may be selected by the Seller upon at least 30 days’ written notice to the Purchasers, subject to the satisfaction of the conditions set forth in Sections 3.6 and 3.9;

(iv)	the fourth deposit (the “Fourth Deposit”) in the amount of $50,000,000 shall be paid by the Purchasers (based on their respective Purchaser’s Share) on a date after June 30, 2025 but in any event not later than the Fourth Deposit Deadline which date may be selected by the Seller upon at least 30 days’ written notice to the Purchasers, subject to the satisfaction of the conditions set forth in Section 3.9; and

(v)	the fifth deposit (the “Fifth Deposit”) in the amount of $50,000,000 shall be paid by the Purchasers (based on their respective Purchaser’s Share) on a date after August 31, 2025 but in any event not later than the Fifth Deposit Deadline which date may be selected by the Seller upon at least 30 days’ written notice to the Purchasers, subject to the satisfaction of the conditions set forth in Section 3.9.

(b)	In the event that any of the Second Deposit, the Third Deposit, the Fourth Deposit or the Fifth Deposit have not been requested on 30 days prior written notice prior the applicable deadline date for such installment of the Initial Deposit, or the conditions precedent to be satisfied in connection with such installment of the Initial Deposit in accordance with Article 3 below have not been met, then the Seller may not request any of the subsequent installments of the Initial Deposit, and the Purchasers will not be required to fund any remaining installment of the Initial Deposit.

(c)	In the event that any of the Second Deposit, the Third Deposit, the Fourth Deposit or the Fifth Deposit have been requested on 30 days prior written notice prior to the applicable deadline date for such installment of the Initial Deposit and the Seller has satisfied the conditions precedent to be satisfied in connection with such installment of the Initial Deposit in accordance with Article 3 below but the Purchasers have failed to fund such installment, then the Stream Percentage will be adjusted accordingly as set forth in the definition of “Stream Percentage” and this shall be the Group Members’ sole remedy for such a failure to pay an installment.

(d)	No interest will be payable by the Seller on or in respect of the Deposit except as expressly provided in this Agreement.

(e)	The Seller shall, at all times, maintain a record of the Uncredited Balance, reflecting each credit against or reduction of the Deposit and the dates of such payments, credits and reductions. The Seller shall, upon request of any Purchaser, provide such Purchaser with a copy of such record.

3.2	Additional Deposit

At any time following the payment of all of the installments of the Initial Deposit and the making of the fourth advance under the Loan Agreement, but only prior to the Completion Target Date, the Seller will have the right to request additional deposits from the Purchasers, each such deposit to be at least an amount equal to $25,000,000 and no greater than $100,000,000 (each, an “Additional Deposit”), up to an aggregate amount of $100,000,000 for all Additional Deposits. At the time of any such deposit request, the Parties shall agree to such amendments to this Agreement as are reasonably necessary or desirable to give effect to such Additional Deposit. Any Additional Deposit shall also provide for a 2% option fee payable to the Purchasers at the time of the payment of the Additional Deposit. The Purchasers’ obligation to fund an Additional Deposit shall be subject to satisfaction of the conditions set forth in Section 3.9 (with references to the Deposit and the Deposit Date in such sections being deemed to be references to the Additional Deposit and the funding date for such Additional Deposit, respectively, and references to this Agreement, the Stream Documents and the Key Transaction Agreements being deemed to be references to this Agreement, the Stream Documents and the Key Transaction Agreements, as amended as at the funding date for the Additional Deposit). The Seller shall have the right to irrevocably reduce its rights under this Section 3.2, and corresponding proportion of its obligation in Section 6.19, on prior written notice to the Purchasers’ Agent, by terminating the obligation in increments of not less than $25,000,000.

3.3	Use of Deposit

The Seller shall use the entire Deposit to fund first, any amounts required to be repay in full the obligations under the FN Convertible Debenture after the application of the proceeds of the Initial Equity Investment under the Subscription Agreement, and thereafter, (a) the development, construction and working capital requirements of the Project in accordance with, in all material respects, the Development Plan, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (b) general corporate and administrative expenses of the Project Entities in respect of the Project in accordance with the Development Plan.

3.4	Conditions Precedent to First Deposit

The obligations of the Purchasers to fund the First Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied:

(a)	the Purchasers’ Agent shall have received a certificate of status, good standing or compliance (or equivalent) for each Project Entity issued by the relevant Governmental Body dated not earlier than the third Business Day prior to the First Deposit Date (or such earlier date as may be acceptable to the Purchasers);

(b)	a senior officer of each Project Entity shall have executed a certificate, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, dated as of the First Deposit Date and addressed to the Purchasers, as to (i) its constating documents; (ii) the resolutions of its board of directors (or equivalent) authorizing the execution, delivery and performance of this Agreement and the other Stream Documents to which it is party and the transactions contemplated hereby and thereby; and (iii) the names, positions and true signatures of the persons authorized to sign this Agreement and the other Stream Documents on its behalf;

(c)	the Purchasers’ Agent shall have received a legal opinion, in form and substance satisfactory to Purchasers’ Agent, acting reasonably, of legal counsel addressed to the Purchasers relating to (i) the legal status of each Project Entity, (ii) the corporate power and authority of the Stream Parties to execute, deliver and perform this Agreement and the other Stream Documents to which each is a party, as applicable, (iii) the authorization, execution and delivery of this Agreement and the other Stream Documents by the Stream Parties, as applicable, (iv) the enforceability of this Agreement and the other Stream Documents against the Stream Parties, as applicable, and (v) any other customary matters relating to this Agreement and the other Stream Documents and the transactions contemplated hereby and thereby;

(d)	all Orders and Authorizations required to be obtained on or prior to that date for the completion of the transactions contemplated by the Key Transaction Agreements shall have been obtained;

(e)	no Order or Applicable Law, which restrains, enjoins, prohibits or otherwise makes illegal either (i) the consummation of the transactions contemplated by the Key Transaction Agreements, or (ii) the development of the Project in accordance with the Development Plan and the operation of the Project in accordance with the Mine Plan, shall be in effect;

(f)	there is no order in respect of the granting or continuing of any Authorization which would result in the company ceasing the development or construction of the Project in accordance with the Development Plan and the operation of the Project in accordance with the Mine Plan;

(g)	all of the conditions precedent to the effectiveness of the Loan Agreement shall have been satisfied or waived and such documents will be in full force and effect; and

(h)	the Initial Equity Investment shall have been completed in accordance with the Subscription Agreement and Purchase Agreement.

3.5	Conditions Precedent to the Second Deposit

The obligations of the Purchasers to fund the Second Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied:

(a)	a senior officer of each Project Entity shall have executed a certificate, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, dated as of the Deposit Date and addressed to the Purchasers, as to (i) its constating documents; (ii) the resolutions of its board of directors (or equivalent) authorizing the execution, delivery and performance of this Agreement and the other Stream Documents to which it is party and the transactions contemplated hereby and thereby; and (iii) the names, positions and true signatures of the persons authorized to sign this Agreement and the other Stream Documents on its behalf;

(b)	the Seller will have received the Bulk Sample Permit consistent with the Development Plan;

(c)	the Purchasers’ Agent shall have received an update copy of the Development Plan, BCFM and Mine Plan, in each case in form and substance satisfactory to the Purchasers;

(d)	the Purchasers’ Agent shall have received certificates of insurance evidencing compliance with Section 6.16(a) in form and substance satisfactory to the Purchasers;

(e)	the Purchasers’ Agent shall have received a legal opinion, in form and substance satisfactory to Purchasers’ Agent, acting reasonably, of legal counsel addressed to the Purchasers relating to (i) the legal status of each Project Entity, (ii) the corporate power and authority of the Stream Parties to execute, deliver and perform this Agreement and the other Stream Documents to which each is a party, as applicable, (iii) the authorization, execution and delivery of this Agreement and the other Stream Documents by the Stream Parties, as applicable, (iv) the enforceability of this Agreement and the other Stream Documents against the Stream Parties, as applicable, (v) the due registration or filing of the Security Documents and the perfection of the security interest of the Purchasers under the Security Documents and the results of the usual searches that would be conducted in connection with the Security created pursuant to the Security Documents, and (vi) any other customary matters relating to this Agreement and the other Stream Documents and the transactions contemplated hereby and thereby;

(f)	the Purchasers’ Agent shall have received a customary updated title opinion or opinions, in form and substance satisfactory to the Purchasers’ Agent and the Purchasers’ counsel, acting reasonably, of the Seller’s legal counsel addressed to the Purchasers’ Agent and the Purchasers relating to the Project Real Property, including real property parcels occupied by the facilities and appurtenant improvements and access thereto;

(g)	Skeena will have completed the Reorganization Plan;

(h)	the Security Documents shall have been executed and delivered by the Seller and the Stream Parties, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, and the Security Documents shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Stream Collateral Agent, for the benefit of the Purchasers, under the Security Documents;

(i)	the Parties shall have entered into an Intercreditor Agreement on terms acceptable to the Purchasers, acting reasonably; and

(j)	an amount equal to [REDACTED – Commercially Sensitive Information.] of the aggregate estimated capital expenditures for the construction of the Project as set forth in the Development Plan shall have been incurred in accordance with the Development Plan.

3.6	Conditions Precedent to the Third Deposit

The obligations of the Purchasers to fund the Third Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied:

(a)	An amount equal to [REDACTED – Commercially Sensitive Information.] of the aggregate estimated capital expenditures for the construction of the Project as set forth in the Development Plan shall have been incurred in accordance with the Development Plan.

3.7	Conditions Precedent to the Fourth Deposit

The obligations of the Purchasers to fund the Fourth Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied:

(a)	An amount equal to [REDACTED – Commercially Sensitive Information.] of the aggregate estimated capital expenditures for the construction of the Project as set forth in the Development Plan shall have been incurred in accordance with the Development Plan.

3.8	Conditions Precedent to the Fifth Deposit

The obligations of the Purchasers to fund the Fifth Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied:

(a)	An amount equal to [REDACTED – Commercially Sensitive Information.] of the aggregate estimated capital expenditures for the construction of the Project as set forth in the Development Plan shall have been incurred in accordance with the Development Plan.

3.9	Conditions Precedent to all Deposits (Other than First Deposit)

The obligations of the Purchasers to fund any portion of the Deposit pursuant to Section 3.1 shall be subject to the following conditions having been satisfied (other than the First Deposit):

(a)	as at the applicable Deposit Date:

(i)	all of the representations and warranties made by the Seller pursuant to this Agreement shall be true and correct on the Deposit Date (except to the extent the representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), as if made on and as of the Deposit Date; and

(ii)	no Seller Event of Default (or event which with notice or lapse of time or both would become a Seller Event of Default) shall have occurred and be continuing;

and a senior officer of the Seller shall have executed a certificate, in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, dated as of the Deposit Date and addressed to the Purchasers, as to the items set forth above;

(b)	the Independent Engineer will have delivered a certificate to the Purchaser certifying as follows:

(i)	Completion Date is forecast by the Seller, as confirmed by the Independent Engineer, to be reached ahead of the Completion Outside Date;

(ii)	all Material Project Authorizations required for the current stage of development and construction of the Project in accordance with the Planning Documents have been obtained and the Project Entities have complied in all material respects with all conditions provided for therein;

(c)	the development and construction of the Project shall be in substantial conformance with the Planning Documents, and the Purchasers’ Agent shall have received an officer’s certificate from a senior officer of Seller confirming the same;

(d)	the Purchasers’ Agent shall have received and be satisfied, acting reasonably, with a Cost to Complete Certificate signed by the Independent Engineer evidencing sufficient funding available to reach the Completion Date, including to cover all forecast expenses of the Project Entities due before the Completion Date;

(e)	the Purchasers’ Agent shall have received a certificate of status, good standing or compliance (or equivalent) for each Project Entity issued by the relevant Governmental Body dated not earlier than the third Business Day prior to the Deposit Date (or such earlier date as may be acceptable to the Purchasers);

(f)	the Purchasers’ Agent shall have received a copy of all Material Project Authorizations and Material Contracts that have been obtained or entered into as of the Deposit Date;

(g)	the Purchasers’ Agent shall have received a copy of the current Definitive Feasibility Study, the Development Plan, BCFM and Mine Plan, or any amendments thereto as the case may be;

(h)	all Orders and Authorizations required to be obtained on or prior to that date for the completion of the transactions contemplated by the Key Transaction Agreements shall have been obtained, and no Order or Applicable Law shall be in effect, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Agreements; and

(i)	[REDACTED – Commercially Sensitive Information.].

3.10	Satisfaction of Conditions

Each of the conditions set forth in Section 3.4 is for the exclusive benefit of the Purchasers and may be waived by the Purchasers in their sole discretion, in whole or in part in writing.

Article 4
TERM

4.1	Term

(a)	The term of this Agreement shall commence on the date hereof and, subject to Section 4.1(d), shall continue until the date that is 20 years after the date hereof (the “Initial Term”). The term of this Agreement shall automatically be extended beyond the Initial Term for successive 10-year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active mining operations on any Project during the final 10 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)	Notwithstanding Section 4.1(a), if at least 30 days prior to the end of the Initial Term or Additional Term, as applicable, the Purchasers’ Agent, upon the instruction of the Unanimous Purchasers, has given notice to the Seller and the Purchasers of termination at the end of such term, this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(c)	If by the expiry of the Term, the Seller has not sold and delivered to the Purchasers an amount of Refined Gold sufficient to reduce the Uncredited Balance of the Deposit to nil, as calculated in accordance with Section 3.1(e), then a refund of the Uncredited Balance shall be due and owing by the Seller to the Purchasers. If a refund of the Uncredited Balance shall be due and owing by the Seller to the Purchasers, the Seller shall, on the expiry date of the Term, pay the amount of the Uncredited Balance to the Purchasers (pro rata based upon their respective Purchaser’s Share).

(d)	This Agreement may also be terminated prior to the expiry of the Term (i) by the Parties on mutual written consent, or (ii) by the Purchasers upon a Seller Event of Default in accordance with Article 10.

4.2	Survival

The following provisions shall survive termination of this Agreement: Section 2.6 (in respect of any Refined Gold delivered prior to such termination), Section 5.4 (in respect of any periods prior to such termination), Section 6.18, Article 14, Article 15, and such other provisions of this Agreement as are required to give effect thereto.

Article 5
REPORTING; BOOKS AND RECORDS; INSPECTIONS

5.1	Monthly Reporting

(a)	Until the Completion Date, within 15 Business Days of the end of each calendar month, the Seller shall provide to the Purchasers’ Agent a Pre-Completion Monthly Report in respect of such calendar month.

(b)	Following the Completion Date only, within 15 Business Days of the end of each calendar month, the Seller shall provide to the Purchasers’ Agent an Operations Monthly Report in respect of such calendar month.

5.2	Quarterly Reporting

(a)	As soon as available and in any event within 60 days after the end of each Fiscal Quarter, as it relates to all Fiscal Quarters other than the Fiscal Quarter ended December 31, and within 75 days for the Fiscal Quarter ended December 31, of each Fiscal Year, the Seller shall deliver to the Purchasers:

(i)	a copy of the Seller’s quarterly unaudited consolidated financial statements for such Fiscal Quarter, together with unaudited unconsolidated statements of the Seller for such Fiscal Quarter and the parties agree that the making of such documents publicly available on the Seller’s SEDAR+ profile satisfies the delivery requirements under this Section 5.2(a)(i); and

(ii)	a Cost to Complete Certificate signed by the Independent Engineer, evidencing sufficient funding available to reach the Completion Date, including to cover all forecast expenses of the Seller due or incurred before the Completion Date.

5.3	Annual Reporting

(a)	as soon as available and in any event within 120 days after the end of each Fiscal Year, the Seller shall deliver to the Purchasers:

(i)	a copy of the Seller’s audited annual consolidated financial statements for such Fiscal Year, and the parties agree that the making of documents publicly available on the Seller’s SEDAR+ profile satisfies the delivery requirements under this Section 5.3(a)(i); and

(ii)	on or before November 15 of each calendar year following the Effective Date, the Seller shall deliver to the Purchasers an Annual Forecast Report in respect of the upcoming Fiscal Year.

5.4	Books and Records

(a)	The Project Entities shall keep true, complete and accurate books and records of all of their respective operations and activities with respect to the Project and this Agreement, including the mining and production of all Minerals and Other Minerals from the Project Real Property and the mining, treatment, processing, milling, transportation and sale or refining of all Minerals and Other Minerals from the Project Real Property, and all operating or capital costs.

(b)	The Project Entities shall permit the Purchasers and its authorized representatives and agents to perform audits or other reviews and examinations of their books and records and other information relevant to the production, delivery and determination of Refined Gold under this Agreement and compliance with this Agreement from time to time at reasonable times at the Purchaser’s sole risk and expense and not less than three Business Days’ notice, provided that the Purchasers and their authorized representatives and agents will not exercise such rights more often than once during any calendar year absent the existence of a Seller Event of Default, or absent a material deficiency identified during a previous audit or review, in which case such rights may be exercised at such periods as may be reasonably determined by the Purchasers (and in any event at least once during any calendar quarter) until no material deficiencies are identified during four consecutive audits or reviews, at which point the Purchasers will once again be limited to exercising such rights once per calendar year. The Purchasers shall use their commercially reasonable efforts to diligently complete any audit or other examination permitted hereunder.

(c)	If the Purchasers or any of their Affiliates are required by Applicable Law to prepare a technical report (or similar report) in respect of Project Real Property, as determined by the Purchasers acting reasonably, the Project Entities shall cooperate with and allow the Purchasers and their authorized representatives to access technical information pertaining to Project Real Property and complete site visits at Project Real Property so as to enable the Purchasers or their Affiliates, as the case may be, to prepare the technical report (or similar report) in accordance with National Instrument 43-101 (or any other applicable Canadian and/or U.S. and/or stock exchange rules and policies governing the disclosure obligations of the Purchasers or any of their Affiliates) at the sole cost and expense of the Purchasers. At reasonable times and with the prior consent of the Seller (not to be unreasonably withheld or delayed), at the sole risk and expense of the Purchasers, the Purchasers and their authorized representatives shall have a right of access to all surface and subsurface portions of the Project, to any mill, smelter, concentrator or other processing facility owned or operated by any Project Entity that is used to process Minerals and to any related operations for the purpose of enabling the Purchasers to comply with the obligations of the Purchasers or any of their Affiliates under National Instrument 43-101 (or any other applicable Canadian and/or U.S. Securities Laws and/or stock exchange rules and policies governing the disclosure obligations of the Purchasers or any of their Affiliates), as determined by the Purchasers acting reasonably. The Purchasers severally agree to indemnify and save the Group Members and their respective directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by any of them as a result of the actions of such Purchaser or its representatives or agents during any such visit or access except to the extent that such Losses arise from the gross negligence or willful misconduct of such indemnified persons.

5.5	Inspections

Upon no less than ten Business Days’ notice to the Seller and subject at all times to the workplace rules and supervision of the applicable Project Entity, the Project Entities shall grant to the Purchasers and their representatives, consultants, agents, potential financiers or permitted assignees at reasonable times and at the Purchaser’s sole risk and expense, the right to access Project Real Property and other facilities of the Project, in each case to monitor the mining, processing and infrastructure operations relating to the Project and compliance with this Agreement. The Purchasers shall use their commercially reasonable efforts to not interfere with exploration, development, mining or processing work conducted on Project Real Property. The Purchasers severally agree to indemnify and save the Group Members and their respective directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by any of them as a result of the actions of such Purchaser or its representatives or agents during any such visit except to the extent that such Losses arise from the gross negligence or willful misconduct of such indemnified persons.

Article 6
COVENANTS

6.1	Conduct of Operations

(a)	Except as otherwise provided herein, all decisions regarding the Project, including any decisions concerning (i) the methods, extent, times, procedures and techniques of any exploration, development and mining related to the Project or any portion thereof, (ii) milling, processing, or extraction, and (iii) decisions to operate or continue to operate the Project or any portion thereof, including with respect to closure and care and maintenance, shall be made by the applicable Project Entity or operator in its sole discretion.

(b)	The Project Entities shall operate the Project on a commercial basis as though it has the equivalent economic interest in the gold produced from the Project in the absence of this Agreement and as if it and the other Project Entities were entitled to receive the Gold Market Price for all gold produced. The Project Entities shall ensure that all cut-off grade, short term mine planning, longer term planning and production decisions, and all resource and reserve calculations, concerning the Project shall be based on gold prices consistent with normal industry practice.

(c)	The Project Entities shall develop the Project in a good and workmanlike manner and in accordance, in all material respects, with the budgets, timelines, plans and specifications set forth in the Planning Documents and Definitive Feasibility Study;

(d)	Commencing with the Fiscal Quarter ending December 31, 2024, the Project Entities shall provide to the Purchasers’ Agent within 30 days of the end of each Fiscal Quarter, a draft update to the BCFM and the Planning Documents, provided that any such updates to the Planning Documents (other than a Permitted Update) shall only become effective upon approval by the Majority Purchasers, acting reasonably;

(e)	The Seller and the Guarantors shall obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations), Other Rights and Material Contracts which are required to permit the Seller and the Guarantors to (i) own, operate and maintain the Business and the Project accordance with the Planning Documents, (ii) develop the Project as contemplated by the Planning Documents, and (iii) perform their obligations under the Key Transaction Agreements to which they are a party;

(f)	The Seller and the Guarantors shall pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Purchasers’ Agent regarding adequate provision for their payment;

(g)	The Seller and the Guarantors shall conduct all environmental remedial activities in accordance with Good Industry Practice for which a Person acting in a commercially reasonably manner would perform in the circumstances and in accordance with Environmental and Social Requirements, to meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Real Property required by Applicable Law;

(h)	Until the Security Release Date, the Seller and the Guarantors shall ensure that each of the Security Documents will at all times constitute valid and perfected first ranking security on all of the Collateral, in accordance with their terms, subject only to Permitted Encumbrances, and at all times take all actions necessary or requested by the Stream Collateral Agent or the Purchasers to create, perfect and maintain the Encumbrances granted pursuant to the Security Documents as perfected first ranking security over the Collateral, subject only to Permitted Encumbrances;

(i)	The Seller and the Guarantors shall ensure that the Independent Engineer has sufficient access to the Project, Project-related information and personnel as may be reasonably necessary to, without limitation:

(i)	visit the Project on a schedule satisfactory to the Purchasers’ Agent, acting reasonably, to observe construction activities until the Completion Date;

(ii)	review and evaluate the Cost to Complete certificates contemplated by Section 3.9(c);

(iii)	identify any material deviations from the Planning Documents and provide advice to the Purchasers with regard to any remedial action and certify the quarterly updates to the Development Plan, BCFM and Mine Plan;

(iv)	review the BCFM and provide advice to the Purchasers with regard to the appropriateness of the assumptions;

(v)	review the Pre-Completion Monthly Reports and Operations Monthly Reports and any notable updates referenced therein;

(vi)	produce a Pre-Completion Monthly Report to the Purchasers’ Agent summarizing key observations and any issues related to the progress of construction and development of the Project, and identifying any actions the Project Entities intend to take to remediate any departure from the Planning Documents; and

(vii)	certify that the Completion Date has occurred.

(j)	Skeena shall implement the Reorganization Plan by not later than November 15, 2024 as set forth in Schedule P or with such changes as may be approved by the Majority Purchasers, acting reasonably.

(k)	The Seller shall have delivered to the Purchasers the Planning Documents and BCFM in form and substance satisfactory to the Purchasers by no later than November 15, 2024.

(l)	The Seller shall have provided the Purchasers with a list and scheduled timing of Material Project Authorizations required for the development, construction and operation of the Project in accordance with the Planning Documents and BCFM no later than November 15, 2024.

(m)	[REDACTED – Commercially Sensitive Information.].

6.2	Corporate Documents.

Skeena shall deliver to the Purchasers, contemporaneously with delivery of the same to Skeena’s shareholders, a copy of each management information circular and other notices issued to its shareholders. The parties agree that the making of documents publicly available on Skeena’s SEDAR+ profile satisfies the delivery requirements under this Section 6.2.

6.3	Other Reports.

The Seller shall promptly deliver or furnish, or cause to be delivered or furnished, to the Purchasers’ Agent a copy of any material reports, certificates, documents and notices relating to the Project which are delivered by the Seller or any Guarantor under other Key Transaction Agreements to the extent not already delivered to the Purchasers’ Agent under this Agreement.

6.4	Material Contracts, Material Project Authorizations.

The Seller shall promptly deliver to the Purchasers’ Agent a copy of:

(a)	any new Material Contract or any amendment or revision to any existing Material Contract (provided that Section 6.6(l) shall also apply), and in respect of any such new Material Contract, unless otherwise advised in writing by the Purchasers’ Agent, acting reasonably, shall use reasonable efforts to require the counterparty thereof, to enter into a direct agreement in favour of the Purchasers’ Agent in a form and in substance satisfactory to the Purchasers’ Agent, acting reasonably;

(b)	any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization;

(c)	in addition to the Project Financing Rebaseline, any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property and Mining Rights;

(d)	any material amendment, revision, replacement or supplement to the Planning Documents, BCFM, Definitive Feasibility Study or Project Financing Rebaseline, (provided that any amendment, revision or supplement to shall, if applicable, be subject to Section 6.6(n));

(e)	any material reports, certificates, documents and notices relating to the Project which are delivered to the Seller or any Guarantor by or on behalf of any third-party consultant or contractor.

6.5	Financial Covenants

(a)	Until the Security Release Date, to be tested as of the last day of each Fiscal Quarter commencing with the first full Fiscal Quarter following the Completion Date, the Seller shall maintain a Debt Service Coverage Ratio of no less than 1.25:1 for the six-month period ending on the last day of each Fiscal Quarter.

(b)	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Facility and the Additional Deposit, the Seller shall maintain at all times Liquidity of at least $25,000,000.

6.6	Negative Covenants

Except as otherwise provided in this Agreement, until the Security Release Date, the Seller and the Guarantors shall not, and shall not permit any other Project Entity to, without the prior written consent of the Majority Purchasers:

(a)	(i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) allow a Group Member to violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions applicable to such Group Member;

(b)	except in accordance with Article 7, dispose of, transfer or abandon all or any part of the Collateral (including for avoidance of doubt, any Project Real Property, Mining Rights and/or Project Property) except pursuant to a Permitted Asset Disposition;

(c)	except the delivery of Minerals pursuant to this Agreement, an Indigenous Group Royalty Interest, an Offtake Agreement which meets the requirements of Section 6.10(b), or a Permitted Prepay, or otherwise in the ordinary course of business pursuant to sales contracts with arm’s length parties in accordance with this Agreement, transfer a Production Interest relating to Minerals;

(d)	make any payment of amounts in respect of a Production Interest (other than a Key Transaction Agreement) or enter into any Production Interest or similar agreement with any other Person in relation to the Project Real Property other than this Agreement, an Indigenous Group Royalty Agreement, a Permitted Prepay and any other sales contract resulting in a Permitted Asset Disposition;

(e)	make any expenditure (including any Capital Expenditure) or payment that would, or could reasonably be expected to, cause the construction budget in the Planning Documents to be exceeded by more than [REDACTED – Commercially Sensitive Information.];

(f)	make any Restricted Payment, except as otherwise expressly permitted herein;

(g)	enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of (i) any Group Member to pay dividends or make any other distributions to the Seller or repay Debt owing to the Seller, or (ii) the Seller to deliver Minerals or perform its other obligations under this Agreement;

(h)	unless the Project Entities on a consolidated basis have Liquidity, both before and on a pro forma basis after such establishment or acquisition, of not less than $75,000,000, establish or acquire any Retirement Plan containing a Defined Benefit Provision, Multi-Employer Plan or post-employment health, life or other welfare benefits for current or former employees, directors or officers, or any dependent, survivor, beneficiary or estate thereof (except for (x) benefits required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards, (y) benefits which are only triggered following a change of control or (z) those existing as of the date hereof) or acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of, any Retirement Plan containing a Defined Benefit Provision, Multi-Employer Plan or post-employment health, life or other welfare benefits for current or former employees, directors or officers, or any dependent, survivor, beneficiary or estate thereof (except for (x) benefits required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards), (y) benefits which are only triggered following a Change of Control or (z) those existing prior to and not established in contemplation of such acquisition;

(i)	except as otherwise expressly contemplated by this Agreement or extensions of trade credit by the Project Entities to its customers in the ordinary course of business and in accordance with customary commercial terms, or unless the Project Entities on a consolidated basis have Liquidity, both before and on a pro forma basis after the provision of any such Financial Assistance, of not less than $75,000,000, provide Financial Assistance, either directly or indirectly, to any Person, except Financial Assistance in favour of another Project Entity;

(j)	unless the Project Entities on a consolidated basis have Liquidity, both before and on a pro forma basis after the making of any such Investment, of not less than $75,000,000, make any Investments, except (i) Investments in the Seller or another Project Entity, provided if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt; (ii) short term Investments in United States or Canadian money market instruments with remaining maturities of 12 months or less at the date of purchase including securities issued by government agencies of the United States or Canada, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash; (iii) Investments existing as of the date hereof as set out in Schedule S; (iv) Investments that are Debt permitted by Section 6.17(a)(xii);

(k)	make any Acquisitions except:

(A)	Permitted Acquisitions; and

(B)	Project Lease Transactions;

(l)	enter into, amend in any material respect, waive any material provision of, or terminate any Material Contract (save and except, where there is or will be a replacement Material Contract on terms substantially similar to those in the existing Material Contract and with a substantially similar reputable and credit-worthy counterparty (a “Replacement Material Contract”)) or assign any Material Contract (other than as contemplated under the Stream Documents) or give notice of termination (save and except, where there is or will be a Replacement Material Contract) or assignment of any Material Contract or waive or grant indulgences in respect of any event of default or material default under any Material Contract;

(m)	materially amend, revise, supplement or replace the Planning Documents, Definitive Feasibility Study or the Project Financing Rebaseline, other than a Permitted Update or with the consent of the Majority Purchasers;

(n)	change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Business, or initiate any construction project other than the Project;

(o)	transfer or assign any Debt owed to a Project Entity to any Person other than another Project Entity;

(p)	directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than another Project Entity), except (i) in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and (ii) upon fair and reasonable terms that are no less favourable to the Project Entities than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party;

(q)	change its Fiscal Year; change its legal or operating name, or the location of its chief executive office or location of its assets except with at least 15 days’ prior written notice to the Purchasers’ Agent (which notice period the Purchasers’ Agent may shorten or waive without the need for consent of the Purchasers); and

(r)	hold any cash or cash equivalents in any account that is (i) outside Canada, (ii) in Quebec, or (iii) not subject to a Blocked Account Agreement in favour of the Credit Collateral Agent.

6.7	Anti-Corruption

The Seller shall, and the Seller shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Purchasers’ Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy. The Seller shall not, without prior written consent of the Purchasers’ Agent, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy except as required to comply with Applicable Law.

6.8	ESIA

The Seller shall ensure that the development, construction and operation of the Project complies in all material respects with the ESIA in effect from time to time.

6.9	Changes to Accounting Policies

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Seller in preparing its financial statements or components thereof as compared to any previous period, the Seller shall provide the Purchasers with all information which the Purchasers reasonably require relating to the impact of any such material change on the comparability of the reports provided to the Purchasers after any such material change to previous reports.

6.10	Offtake Agreements; Processing; Commingling

(a)	The Project Entities shall not, without the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers):

(i)	sell unprocessed Minerals;

(ii)	process Minerals other than through the Processing Facilities; or

(iii)	sell Minerals to any Person other than to an Offtaker pursuant to an Offtake Agreement.

(b)	The Seller shall ensure that all Offtake Agreements are on commercially reasonable terms and conditions for Offtake Agreements similar in make-up and quality to those derived from Minerals and that would be obtained from an arm’s length third party and shall include industry standard reporting and payment settlement protocols and provisions that require the delivery of Settlement Sheets.

(c)	The Seller shall provide the Purchaser with a final signed copy of each Offtake Agreement, subject to any redactions required in order to comply with confidentiality provisions, promptly after the execution thereof. The Seller shall take all commercially reasonable steps to enforce its rights and remedies under each such Offtake Agreement with respect to any material breaches of the terms thereof relating to the timing and amount of Offtaker Settlements to be made thereunder. The Seller shall promptly notify the Purchasers in writing of any dispute in respect of a material matter arising out of or in connection with an Offtake Agreement and shall provide the Purchasers with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)	The Project Entities shall not process Other Minerals through the Processing Facilities in priority to or in place of, or commingle Other Minerals with, Minerals, unless: (i) the Project Entity has adopted and employs commercially reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Refined Gold to be delivered hereunder; (ii) the Purchasers shall not be disadvantaged as a result of the processing of Other Minerals in place of, in priority to, or concurrently with, Minerals; (iii) the Purchasers’ Agent has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld; and (iv) the Project Entities keep all books, records, data and samples required by the Commingling Plan and make such books, records, data and samples available to the Purchasers in accordance with Section 5.4(b).

6.11	Environmental and Social Matters

(a)	Within 60 days of the date of this Agreement, the Seller will engage an independent third-party consultant with relevant expertise to perform and will provide the Purchasers’ Agent with a desktop analysis of the gaps in the then current development plan and operations to bring the Project in line with applicable standards as defined in the Equator Principles, and which shall be performed to the satisfaction of the IESC.

(b)	The Seller will deliver to the Purchasers’ Agent an initial ESAP (the “Initial ESAP”) as soon as practicable and in any event no later than 60 days after the date hereof, which shall have been reviewed by the IESC. The ESAP shall conform to the Equator Principles, and include the following aspects:

(i)	developing a permit plan and schedule tracking tool, stakeholder engagement plan, resettlement action plan (considering Free, Prior and Informed Consent guidance), comprehensive grievance mechanism (employees and community), and labour management plan;

(ii)	conducting a physical climate risk assessment consistent with the Task Force on Climate-related Financial Disclosures (“TCFD”) guidance and considering community impacts; and

(iii)	providing for an annual IESC assessment and report and updated ESAP for conformance to EP4 and as otherwise provided herein.

(c)	By November 30th of each year, the Seller shall have an IESC conduct an Independent Review of the assessment process including the ESMPs, the ESMS, and the Stakeholder Engagement process documentation in order to assist the Purchasers’ due diligence to confirm that the Project conforms with the Equator Principles. The IESC will also propose or opine on a suitable annual ESAP capable of conforming the Project with the Equator Principles.

(d)	Annually following the delivery of the Initial ESAP, on or before March 31st, the Seller shall deliver substantially an updated ESAP (the “Annual ESAP”) reflecting the Seller’s actions for such Fiscal Year in respect of Environmental and Social Requirements and complying with Environmental and Social Requirements for the purpose of allowing the Purchasers to monitor the Project Entity’s continued compliance with the same. The Seller shall not amend the ESAP, either on its own initiation or following the recommendation of the IESC, without the prior consent of the Majority Purchasers, which consent shall not be unreasonably withheld or conditioned.

(e)	The Seller covenants and agrees that it shall comply and shall ensure that all operations in respect of the Project, as applicable, comply with: (i) all applicable Environmental and Social Laws, including all material Authorizations, in each case then applicable; (ii) all other Environmental and Social Requirements in all material respects, (provided, for greater certainty, that the requirement to comply with the Equator Principles from the date hereof to the Initial ESAP will be satisfied by compliance with Section 6.11(a) and 6.11(b)); and (iii) each ESAP, each ESMP and each Corrective Action Plan in all material respects.

(f)	The Seller covenants and agrees to implement procedures to monitor compliance by the Project Entities with, and prevent material liability under, the Environmental and Social Requirements (provided, for greater certainty, that the requirement to comply with the Equator Principles from the date hereof to the Initial ESAP will be satisfied by compliance with Section 6.11(a) and 6.11(b)), and the ESAP, each ESMP and each Corrective Action Plan.

(g)	The Seller shall periodically review the Framework Documents in consultation with the IESC. If, following a review, any material revision of any of the Framework Documents is necessary to ensure that each of them is materially consistent with Environmental and Social Requirements, the Seller shall apply for the Majority Purchasers’ consent to such revision without delay.

(h)	The Seller shall deliver to the Purchasers’ Agent, an environmental and social monitoring report annually for each Fiscal Year containing such additional information (to be promptly delivered) as is reasonably requested by the IESC to enable the IESC to produce any of its own reports, including any changes or proposed changes to the HSEC Policy, ESMS, ESMPs and any applicable Corrective Action Plan to ensure, among other things, compliance in all material respects with the Environmental and Social Requirements.

(i)	The Seller shall ensure that the Project is decommissioned as and when required in accordance with Applicable Laws.

6.12	E&S Non-Compliance Dispute Mechanism.

(a)	Subject to Section 6.12(b) and Section 6.12(c) if any Potential E&S Non-Compliance Event, other than a Serious E&S Non-Compliance Event, is identified, the Seller shall propose a resolution of such Potential E&S Non-Compliance Event to the Purchasers’ Agent and the IESC in writing; and, provided that (i) if the Purchasers’ Agent (acting in consultation with the IESC) does not raise questions, objections or recommendations with respect to the proposal within fifteen (15) Business Days from its receipt of the Seller’s proposal (“IESC Review Period”), the Seller shall, in a timely manner, implement the Seller’s proposal; or (ii) if the Purchasers’ Agent (acting in consultation with the IESC) does raise questions, objections or recommendations with respect to the proposal during the IESC Review Period, the Seller shall, in a timely manner, implement the recommendations of the Purchasers’ Agent and the IESC, in each case, to the satisfaction of the Majority Purchasers, acting reasonably.

(b)	If a Potential E&S Non-Compliance Event occurs which could have immediate negative impacts on the environment or human beings or to comply with Applicable Law, the Seller shall take such immediate interim action as is necessary to rectify such Potential E&S Non-Compliance Event or to comply with Applicable Law prior to the expiry of the IESC Review Period or, if such event will in due course become an E&S Non-Compliance Event, until such time that a Corrective Action Plan is being implemented in relation to such matter.

(c)	If agreement on a resolution to any Potential E&S Non-Compliance Event (other than a Serious E&S Non-Compliance Event) cannot be reached between the Seller and the Purchasers’ Agent (acting in consultation with the IESC) (an “E&S Dispute”), the Seller shall serve a notice (with copy to each ECA) (“E&S Dispute Notice”) on the Purchasers’ Agent (acting in consultation with the IESC) and the Majority Purchasers (acting reasonably) or the Purchasers’ Agent shall serve a notice on the Purchasers (for the purposes of this Section 6.12(c) the Seller and the Purchasers’ Agent, each a “Dispute Party”). Upon any Dispute Party serving any E&S Dispute Notice to the other Dispute Party, each Dispute Party shall together endeavour to resolve the dispute within thirty (30) Business Days. If such persons agree on a resolution of the matter, they shall sign a statement setting out their resolution, and the Seller shall fully and promptly carry such resolution into effect. If such persons do not agree upon a resolution of the matter, then the provisions of Section 6.12(d) shall apply.

(d)	If (i) the Purchasers’ Agent (acting in consultation with the IESC) determines that the Seller’s proposal or the Purchasers’ Agent or the IESC’s recommendations as agreed with the Seller, in each case, in accordance with Section 6.12 are not being implemented in a reasonable timeframe with satisfactory results by the Seller, or (ii) a Serious E&S Non-Compliance Event has occurred; and (iii) an agreement cannot be reached on an E&S Dispute within the thirty (30) Business Day time period referred to in Section 6.12(c), the event will become an “E&S Non-Compliance Event” which will require the Seller:

(i)	to notify the Purchasers’ Agent and the Majority Purchasers;

(ii)	to: (A) prepare, and provide the Purchasers’ Agent with a copy of, a Corrective Action Plan, which has been prepared in consultation with the Purchasers’ Agent and the IESC, to set forth the proposed actions to correct or to remedy damage and adverse consequences caused by such E&S Non-Compliance Event, including timeframes for the implementation of such actions, (B) conduct all such actions within such timeframes and (C) where relevant, upon the request of the Purchasers’ Agent, acting reasonably, provide the Purchasers’ Agent with any information relating to measures or monitoring undertaken by it consistent with Environmental and Social Requirements or under any Corrective Action Plan; and

(iii)	subject to receiving consent in accordance with Section 6.11(a), amend the ESAP.

(e)	If a Serious E&S Non-Compliance Event occurs, the Seller shall take such immediate action as necessary to rectify such Serious E&S Non-Compliance Event prior to the development and implementation of any Corrective Action Plan. During the period in which the Serious E&S Non-Compliance Event is ongoing, the Purchasers shall be entitled to require the IESC visit the site of the Project Real Property in person. Without limiting the foregoing, the Purchasers shall also be entitled to require the IESC to visit the site of the Project Real Property in person if the Seller has failed to comply with any Corrective Action Plan.

(f)	For greater clarity, the Project Entities shall not be in breach of Sections 6.11(a) through 6.11(i) while the Project Entities work to rectify an E&S Non-Compliance Event in consultation with the Majority Purchasers and IESC, as applicable, pursuant to Sections 6.12 through 6.12(e).

6.13	Transparency

(a)	In accordance with Equator Principle 10, the Seller shall, once the ESIA is approved, make available on the Seller’s public website a summary of the ESIA.

(b)	After commencement of commercial production at the Project, the Seller shall publicly report emissions (combined (i) direct greenhouse gas emissions from the facilities owned or controlled within the physical Project boundary and (ii) indirect greenhouse gas emissions associated with the offsite production of energy used by the Project) during the operational phase on an annual basis. Quantification of the greenhouse gas emissions will be conducted by the Seller in line with the GHG Protocol and the reporting methodology shall be in accordance with host country regulatory requirements, or in accordance with internationally recognized methodologies, in each case where such reporting includes emissions at the Project level and is reasonably acceptable to the Purchasers.

(c)	The Seller shall use reasonable efforts, to the extent such information is commercially non-sensitive and has been collected as required under Applicable Law, share, on an annual basis, Project specific biodiversity data with the Global Biodiversity Information Facility, and relevant national and global data repositories.

(d)	The Seller, the Purchasers, the Purchasers’ Agent and the Stream Collateral Agent each consent to the reporting of the Project name pursuant to annex B of the Equator Principles on any publicly available internet website maintained by any such Person.

6.14	Preservation of Corporate Existence

(a)	Except as permitted by Section 6.11(a)(b), the Project Entities shall, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate or other existence, including the making of all required filings in connection therewith, and to obtain, and, once obtained, maintain all qualifications necessary to carry on its business and own its assets in each jurisdiction in which they carry on business or in which their assets are located. The Seller shall not, and shall not permit any Project Entity to, merge, amalgamate or consolidate with another Project Entity, or change or reorganize its capital structure or amend its articles, by-laws or any other constating documents, if it would adversely impact the Purchasers’ rights under the Stream Documents.

(b)	The Seller shall not, and shall not permit any of the Project Entities to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction, unless such action is in compliance with 6.21(f) and at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchasers all the obligations of such Project Entity under the Stream Documents, as applicable.

6.15	Maintenance of Property; Encumbrances

(a)	Each Project Entity shall at all times do or cause to be done all things necessary to maintain Project Real Property and Mining Rights in good standing, including paying or causing to be paid all Taxes owing in respect thereof, performing or causing to be performed all required assessment work thereon, paying or causing to be paid all claim, permit and license maintenance fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof or otherwise payable under any purchase, option or similar agreements relating thereto and otherwise maintaining the Project Real Property and Mining Rights in accordance with Applicable Laws.

(b)	The Stream Parties shall at all times warrant and defend the right, title and interest of the Stream Parties in and to any Project Property, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances.

(c)	The Purchasers, at their own expense, may undertake such investigation of the title and status of the Project Real Property as they shall deem necessary. If that investigation should reveal material defects in the title (which shall not include Permitted Encumbrances), the Seller shall forthwith proceed to cure, or cause the Project Entities to cure, such title defects to the satisfaction of the Purchasers’ Agent, acting reasonably. If the Seller fails to so cure or cause to be cured such material defects within 30 days of such notice from the Purchasers Agent (or such longer period thereafter during which the Seller is continuing to diligently pursue, or cause to be pursued, the curing of such material defects): (i) the Purchasers’ Agent may proceed to cure such title defects; (ii) any costs and expenses incurred (including reasonable legal fees and costs) by the Purchasers’ Agent in connection with curing such title defects shall be promptly reimbursed by the Seller; and (iii) the Purchasers’ Agent may lien such properties for such amounts until the Seller reimburses the Purchasers’ Agent in full.

6.16	Insurance

(a)	The Project Entities shall keep the Project Property and the Project insured with financially sound and reputable insurance companies, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in the relevant jurisdictions and on or prior to the date of the Second Deposit, cause the policies of insurance referred to above to (i) not be amended in any manner which is prejudicial to the Purchasers and (ii) contain customary endorsements for the benefit of the Purchasers, all in a form acceptable to the Purchasers’ Agent, acting reasonably, and use commercially reasonable efforts to include a provision that such policies will not be cancelled without 30 days’ prior written notice being given to the Purchasers’ Agent by the issuers thereof. The Seller shall cause the Stream Collateral Agent to be named as a loss payee (as its interests may appear) with respect to property insurance and the Stream Collateral Agent, the Purchasers’ Agent and the Purchasers to be named as additional insureds with respect to public liability insurance. The Seller shall provide or cause to be provided to the Purchasers’ Agent promptly with such evidence of insurance as any Purchaser may from time to time reasonably require.

(b)	Prior to the Security Release Date and subject to Section 6.16(d) and the terms of any applicable intercreditor agreement to which the Purchaser is a party, to the extent any Project Entity receives Net Proceeds, then the full amount of such Net Proceeds received by the Project Entities shall be used (or contractually committed to be used) within 180 days to repair, replace or otherwise mitigate the loss or damage giving rise to such Net Proceeds, provided that, within five (5) Business Days of the earlier of (i) the expiry of such 180 days, and (ii) the Seller’s or Independent Engineer’s reasonable determination that such replacement, repair or mitigation is not feasible, the Seller shall make a repayment to the Purchasers in the amount of such Net Proceeds that exceeds $5,000,000, and provided further that if the amount of such Net Proceeds exceeds $25,000,000 then such Net Proceeds shall be used within five Business Days of receipt to make a repayment to the Sellers.

(c)	Following the Security Release Date and subject to Section 6.16(d) and the terms of any applicable intercreditor agreement to which the Purchaser is a party, to the extent any Group Member receives Net Proceeds, then:

(i)	the amount of such Net Proceeds received by the Group Members that is less than $25,000,000 in aggregate in any fiscal year shall either (A) be used by the Project Entities to repair and/or replace the property that is the subject of such Net Proceeds, or (B) to the extent not so used (or contractually committed to be used) to repair and/or replace property within 365 days of receipt, shall (subject to the Intercreditor Agreement) be paid to the Purchasers; and

(ii)	Net Proceeds received by the Group Members that are more than $25,000,000 in aggregate in any fiscal year shall (subject to the Intercreditor Agreement) be paid over to the Stream Collateral Agent to hold, and such funds shall be held by the Stream Collateral Agent: (A) if in the Purchasers’ Agent’s reasonable opinion, the property that is the subject of such Net Proceeds can be adequately repaired and/or replaced in a manner and timeframe such that there will not be a Material Adverse Effect, then at the Seller’s option such property may be repaired and/or replaced (or contractually committed to be repaired or replaced) within 365 days of receipt, and the Stream Collateral Agent (at the direction of Purchasers’ Agent) shall pay over such funds upon payment being due for such repairs and/or replacement, or (B) if the Purchasers’ Agent is not of such opinion, the Purchasers’ Agent is of such opinion and the Seller elects not to so repair and/or replace or the repair and/or replacement is not completed (or contractually committed to be carried out) within 365 days, such funds shall (subject to the Intercreditor Agreement) be paid to the Purchasers.

The amount of any such Net Proceeds payable to the Purchasers under Section 6.16(b) or Section 6.16(c) shall be equal to the Purchasers’ Applicable Percentage multiplied by the Net Proceeds and, upon payment of any such Net Proceeds to the Purchasers, an amount of the Deposit equal to the amount of such Net Proceeds paid to the Purchasers shall be deemed to have been returned to the Purchasers and the total amount of the Deposit shall be deemed to be reduced for all purposes under this Agreement. For purposes of Section 6.16(b) or this Section 6.16(c), “Applicable Percentage” means the Purchasers’ share of the Net Proceeds of such insurance payment received by any Group Member, the Purchasers’ share being calculated as the ratio of (i) the NPV of the Remaining Stream to (ii) the NPV of the Project.

(d)	The Project Entities will ensure that each shipment from the Project of Minerals containing gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the Offtaker. Where any Group Member has received payment under an insurance policy in respect of a shipment of Minerals to the Offtaker that is lost or damaged after leaving Project Real Property and before the risk of loss or damage is transferred to the Offtaker, the Seller shall use the Net Proceeds received by the Group Member in respect thereof that is attributable to gold contained in the Minerals (as determined by reference to the insurance settlement documents) to acquire Refined Gold and shall sell and deliver to each Purchaser (without duplication to the extent previously sold and delivered to the Purchasers by the Seller) the Purchasers’ Share of the Payable Gold at the Purchase Price, and upon such delivery to the Purchasers, the applicable deduction from the Deposit, if any, shall be made in accordance with Section 3.1(e).

6.17	Indebtedness and Encumbrances

(a)	Prior to the Security Release Date, the Seller shall and shall not permit any Project Entity to create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than;

(i)	the Stream Obligations;

(ii)	obligations under the Loan Agreement or any Refinancing Facility;

(iii)	deposits received from customers in the ordinary course of business;

(iv)	obligation under a Permitted Prepay;

(v)	credit card indebtedness up to $350,000;

(vi)	the unsecured obligations of the Seller under the FN Convertible Debenture, provided that such obligations shall be required to be repaid within 3 Business Days of the Effective Date and such obligations shall thereafter not be permitted hereunder;

(vii)	indebtedness in respect of letters of credit, bonding arrangements, surety arrangements, guarantees to third parties (such as Export Development Canada) made in connection with such third party’s guarantee or backstop on a Project Entity’s behalf, in each case to the extent required to be provided in connection with the Project, including for reclamation obligations, and to the extent provided for, and in accordance with, the Planning Documents;

(viii)	hedging of currency risk and raw materials for construction and development not for speculative purposes and in accordance with the Seller’s hedging policy that has been approved by the Purchasers’ Agent, acting reasonably;

(ix)	deferred payment arrangements in connection with inventory and supplies during construction and development of the Project on terms not exceeding 180 days in a maximum amount outstanding at any time of $5,000,000, provided that the further incurrence of such indebtedness under such arrangements shall cease to be permitted if and for so long as any such arrangements are in default or overdue;

(x)	Project Lease Transactions to the extent constituting indebtedness;

(xi)	Debt secured by Encumbrances permitted pursuant to paragraph (i) of the definition of Permitted Encumbrances;

(xii)	Subordinated Intercompany Debt;

(xiii)	unsecured trade payables and other unsecured accrued liabilities (which do not comprise borrowed money) incurred in the ordinary course of business;

(xiv)	Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of a Project Entity to the extent required by Applicable Laws or Governmental Body;

(xv)	a Guarantee or other contingent obligations of Debt incurred by a Project Entity and enumerated in clauses (i) through (xiv) above; and

(xvi)	any other Debt of any Project Entity permitted in writing by the Majority Purchasers.

(b)	From and after the Security Release Date, the Project Entities shall be permitted to create, incur, assume or otherwise become directly or indirectly liable for, or suffer to exist any Debt, whether secured or unsecured, provided that the Project Entities on a consolidated basis would have a Projected DSCR of not less than 1.25:1 for each period of four Fiscal Quarters from the date such Debt is incurred (giving effect to any required amortization thereunder) until the maturity date of such Debt, provided further that, the Project Entities (or the applicable Project Entity) may assume for purposes of Projected DSCR test, that such Debt will be refinanced at maturity so long as the Projected DSCR for each period of four Fiscal Quarters for the two years following such maturity date, and assuming such Debt is otherwise refinanced on the same terms as the Debt that is maturing, is not less than 1.25:1.

(c)	The Seller shall not, and shall not permit any Group Member to, create, incur, assume or suffer to exist any Encumbrance upon all or any of the Project Property, whether now owned or hereafter acquired, other than Permitted Encumbrances.

6.18	Confidentiality

(a)	Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)	to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives of any such person), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)	subject to Section 15.6, where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under Section 15.1;

(iv)	where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party;

(vi)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information; and

(vii)	in the case of a Purchaser and its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by the Purchaser or Affiliates of the Purchaser, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided that such persons undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information for the purpose of making an investment decision in or with respect to the Purchaser or Affiliates of the Purchaser.

(b)	Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Section 6.18(a)(i) and 6.18(a)(vii) are made aware of this Section 6.18 and comply with the provisions of this Section 6.18. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)	It is acknowledged that the Seller is required to file a copy of this Agreement on SEDAR+ and agreed that no Party shall file this Agreement on SEDAR+ without reasonable prior consultation with the other Parties and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR+.

6.19	Additional Deposit Option Fee

In addition to any option fee payable pursuant to Section 3.2 on the payment of the Additional Deposit, the Seller shall pay to the Purchasers in accordance with their respective Purchasers’ Share, a quarterly option payment in an aggregate amount equal to 1% per annum calculated daily in respect of the undrawn portion of the maximum Additional Deposit available under this Agreement (after giving effect to any reduction of the maximum available Additional Deposit pursuant to Section 3.2), payable quarterly on the last Business Day of every Fiscal Quarter until the earlier of (a) Completion Target Date, (b) the Deposit Date for the Additional Deposit; and (c) cancellation of the Additional Deposit commitment.

6.20	Intercreditor Agreement

The Parties will negotiate in good faith to enter into an Intercreditor Agreement as soon as practicable after the date hereof, and in any event no later than September 30, 2024.

6.21	Notifications to the Purchasers

(a)	The Seller shall promptly notify the Purchasers’ Agent of the occurrence of:

(i)	any Seller Event of Default;

(ii)	any default by any party under or termination or threatened termination (in writing) of any Material Contract of which it becomes aware;

(iii)	if any event or circumstance occurs as a result of which it could reasonably be expected that the Project could not be developed, constructed and operated substantially in accordance with the Planning Documents;

(iv)	the loss of or material non-compliance with the terms of, or any threat (in writing) by a Governmental Body to revoke or suspend, any Material Project Authorization;

(v)	all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the Seller’s knowledge, threatened, against or directly affecting any Project Entity or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the Seller’s knowledge threatened, against or affecting any Project Entity, or with respect to the ownership, use, maintenance and operation of the Project;

(vi)	any violation or suspected violation of any Applicable Law by the Seller or any Project Entity in any material respect;

(vii)	any non-compliance by any Group Member with the Anti-Corruption Policy or non-compliance by any Project Entity with the ESIA, in each case, in any material respect or any Potential E&S Non-Compliance Event;

(viii)	any material damage suffered to the Project, and whether any Group Member has made, or plans to make, any insurance claim;

(ix)	any material disputes or disturbances involving Affected Persons or local communities;

(x)	any event, circumstance or fact that would reasonably be expected to give rise to a default under the Loan Agreement, or any other agreement in respect of Debt or any Project Entity in the case of such Debt in a principal amount of $5,000,000 or more without giving effect to any amendments or waivers from the creditor party thereunder;

(xi)	any other condition or event which has resulted, or that would reasonably be expected to result, in a Material Adverse Effect, in each case, accompanied by a written statement by a senior officer of the Seller setting forth details of the occurrence referred to therein;

(xii)	promptly (and in any event within 30 days) after the preparation thereof, provide to the Purchasers’ Agent a copy of each Corrective Action Plan and, promptly (and in any event within 30 days) after the actions contained in it have been fully implemented and completed evidence of such implementation and completion;

(xiii)	provide a report of annual expenditures in respect of Excluded Assets;

(xiv)	any material non-compliance with any Environmental and Social Requirement (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP); and

(xv)	any material non-compliance with the ESAP or any ESMP or Corrective Action Plan.

(b)	The Seller shall promptly notify the Purchaser’s Agent, including in the notification the intended action to be taken by it, upon:

(i)	learning of any material claim, complaint, notice or order under any Environmental or Social Law affecting it;

(ii)	learning of the existence of Hazardous Substances located on, above or below the surface of any land which any Project Entity occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental Law, or contained in the soil or water constituting such land, in each case which would reasonably be expected to have a material impact on any Project Entity’s ability to develop, construct or operate the Project and carry on the Business;

(iii)	the occurrence of any reportable Release of Hazardous Substances that has occurred on or from such land which would reasonably be expected to have a material impact on the Project Entity’s ability to develop, construct or operate the Project and carry on the Business;

(iv)	the occurrence of any change in business activity conducted by it which involves the storage, use or handling of Hazardous Substances or wastes or increases its Environmental Liability in any material manner; and

(v)	any proposed change in the use or occupation of the Project Real Property which may have a material impact on the Project Entities’ ability to develop, construct or operate the Project and carry on the Business.

(c)	The Seller shall provide the Purchasers’ Agent not less than 10 Business Days prior notice of any change in name or change in jurisdiction of incorporation or chief executive office of any Project Entity, provided that the Purchasers’ Agent may waive or shorten such notice period without the consent of the Purchasers.

(d)	The Seller shall promptly notify the Purchasers’ Agent of (i) the acquisition by any Project Entity of any Real Property (including mineral rights or claims), whether owned or leased, (ii) any new locations of material tangible assets of any Project Entity (other than inventory in transit), (iii) any pending new Material Contracts or any amendment or revision to any existing Material Contract (provided that Section 6.6(l) shall also apply), and (iv) any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization, and in the case of (iii) and (iv) above, forthwith provide a true and complete copy of the same to the Purchasers’ Agent in accordance with Section 6.4.

(e)	As soon as practicable following a request thereof from the Purchasers’ Agent, the Seller shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Purchasers’ Agent may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by any Project Entity pursuant to any legislation which requires an Project Entity to pay, withhold, collect, or remit material amounts.

(f)	The Seller shall notify the Purchasers’ Agent immediately of any Serious E&S Non-Compliance Event.

6.22	Reorganization Plan

As soon as practicable after the date hereof Skeena will give effect to the Reorganization Plan. Skeena will cause the newly formed wholly owned Subsidiary of Skeena formed pursuant to the Reorganization Plan (“Newco”) to deliver to the Purchasers a written agreement, in form and substance satisfactory to the Purchasers, acting reasonably, and enforceable by the Purchasers, that Newco shall be bound by the terms and conditions of this Agreement as the “Seller” and a “Project Entity”, and upon the Seller becoming a party to this Agreement, Skeena will cease to be the “Seller” under this Agreement and shall become party to the Guarantee and deliver a confirmation of the Security granted to the Purchasers in accordance with this Agreement following completion of the Reorganization Plan. The Reorganization Plan provided for in this Section 6.22 shall occur in a manner that does not adversely affect, in any material respect, the rights or obligations of the Purchasers hereunder or the tax treatment of the Purchasers in connection therewith, as determined by the Purchasers, acting reasonably. Skeena shall provide written notice to the Purchasers, including copies of any documents related to the Reorganization Plan at least 10 Business Days prior to effecting the Reorganization Plan for review and comment by the Purchasers.

Article 7
TRANSFERS OF INTERESTS

7.1	Prohibition on Sale of Production Interests

Prior to the Security Release Date, Skeena shall not, and shall not permit any Group Member to, Transfer a Production Interest relating to Minerals, or otherwise amend, modify or vary any existing Production Interest (including the Royalties) which would have the effect of increasing or accelerating any interest in the Minerals to the owner of such Production Interest.

7.2	Prohibition on Transfers and Change of Control

Except as set out in Section 7.3 or 7.4 or with the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers), the Stream Parties shall not, and shall ensure that none of the Project Entities, give effect to, approve or enter into any agreement, arrangement or understanding that would cause or otherwise support, allow or permit to occur:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Property or other Collateral, other than a Permitted Asset Disposition or Permitted Encumbrance;

(b)	A Change of Control of any Project Entity.

7.3	Permitted Transfers

Section 7.2 shall not prohibit a Transfer or Change of Control of a Project Entity if:

Transfer of the Project Property

(a)	in the case of a Transfer of Project Property to a Person that is not a Project Entity:

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Transfer;

(ii)	the Project Entity or any Person to which the Project Property has been transferred in accordance with Section 7.3(c), transfers all, but not less than all, of the Project Property (other than leased personal property that is not material to the Project that, by the terms of the lease, may not be transferred) to the same transferee, or to transferees wholly-owned by the same ultimate parent owner, (such transferee or ultimate parent owner, for the purposes of this clause (ii), the “New Project Entity”);

(iii)	the Seller assigns all its rights and obligations under this Agreement to the New Project Entity concurrently with any such transfer of Project Property, and the New Project Entity assumes in favour of the Purchasers all of the Seller’s obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably (upon such assumption and agreement and completion of the transfer of Project Property in accordance with this Section 7.3(a), the Seller shall automatically be released from its obligations hereunder except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such assumption and agreement);

(iv)	the New Project Entity and each Person that has a direct or indirect interest in the Project Property, enters into such documents, including Guarantees, and grants such charges and security interests in, to and over the Project Property and other collateral as to achieve the functionally equivalent security as contemplated by the Security Documents entered into by the Project Entities pursuant to Article 8 (upon the execution and delivery of Security Documents, including Guarantees, and completion of the transfer of Project Property in accordance with this Section 7.3(a), the Project Entities shall automatically be released from their respective obligations thereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such execution and delivery);

(v)	the Persons referred to subsections (ii),(iii) and (iv) above satisfy the conditions set forth in Sections 3.9(e), 3.5(a) (disregarding “with respect to the Second Deposit only”), 3.5(d) (disregarding “with respect to the Second Deposit only”), 3.5(e) (disregarding “with respect to the Second Deposit only”) and, if any such Person holds any Project Real Property that it did not hold prior to such Transfer, 3.5(f) as if the provisions applied to them, with appropriate modifications;

(vi)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such Transfer;

(vii)	there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and is continuing;

(viii)	the Purchasers’ Agent does not reasonably expect such Transfer to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Seller”, “Project Entities” shall instead refer to the Persons referred to in subsections (ii), (iii) and (iv) above, as applicable);

(ix)	the Purchasers’ Agent is satisfied that the New Project Entity is an Eligible Transferee; and

(x)	if the Persons referred to in subsections (ii), (iii) and (iv) above, or any of their Affiliates, have any outstanding Debt secured by the same assets secured under the Security Documents, their secured lenders shall have entered into an intercreditor agreement with the Purchasers on terms not less favourable to the Purchasers than those in the Intercreditor Agreement;

Change of Control

(b)	in the case of a Change of Control of any Project Entity or any Person to which a direct or indirect interest in Project Property has been transferred in accordance with Section 7.3(c):

(i)	the Seller shall have provided the Purchasers with at least 30 days prior written notice of the proposed Change of Control;

(ii)	the Person acquiring an interest in such Project Entity will own directly or indirectly, all of the equity and voting interests in the Project Entity;

(iii)	the Seller assigns all of its rights and obligations under this Agreement to the Person acquiring control of any such Person if it is the ultimate parent owner or otherwise to the ultimate parent owner if it is a Subsidiary of the ultimate parent owner (such ultimate parent owner, for the purposes of this clause (b), the “New Parent”) (or a Subsidiary thereof) concurrently with any such Change of Control and the New Parent (or Subsidiary thereof) assumes in favour of the Purchasers all of the Seller’s obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably (upon such assumption and agreement and completion of the Change of Control in accordance with this Section 7.3(b), the Seller shall automatically be released from its obligations hereunder except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such assumption and agreement);

(iv)	the New Project Entity and each Person that, as a result of the Change of Control, acquires a direct or indirect interest in Project Property enters into such documents, including Guarantees, and grants such charges and security interests in, to and over Project Property and other collateral as to achieve the functionally equivalent security as contemplated by the Security Documents entered into by the Project Entities pursuant to Article 8 (upon the execution and delivery of Security Documents, including Guarantees, and completion of the Change of Control in accordance with this Section 7.3(b), the Project Entities shall automatically be released from their respective obligations thereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchasers prior to such execution and delivery);

(v)	the Project Entities which will continue to hold a direct or indirect interest in Project Property following the Change of Control shall grant the same security interests in, to and over any shares of the New Project Entity, its Subsidiaries and the Project Entity held by them that would be required to be granted by a minority interest holder;

(vi)	the Persons referred to in subsections (iii), (iv) and (v) above satisfy the conditions set forth in Sections 3.9(e), 3.5(a), 3.5(d), 3.5(d), 3.5(e) and, if any such Person holds any Project Real Property that it did not hold prior to such Change of Control, 3.5(f) as if the provisions applied to them, with appropriate modifications;

(vii)	all necessary consents and approvals of any Governmental Body or other Person are obtained or satisfied with respect to such Change of Control;

(viii)	there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and is continuing;

(ix)	the Purchasers’ Agent does not reasonably expect such Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Seller”, “Project Entities” or “Project Entity” shall instead refer to the Persons referred to in subsections (iii), (iv) and (v) above, as applicable);

(x)	the Purchasers’ Agent is satisfied that the New Project Entity is an Eligible Transferee, unless such Transfer occurs after the Security Release Date and during the Project’s final year of mine life based on the then current mineral reserves and Mine Plan; and

(xi)	if the Persons referred to in subsections (iii), (iv) and (v) above have any outstanding Debt secured by the same assets secured under the Security Documents, their secured lenders shall have entered into an intercreditor agreement with the Purchasers on terms not less favourable to the Purchasers than those in the Intercreditor Agreement;

Inter-corporate Transfers

(c)	in the case of a Transfer of Project Property or other Collateral to a Group Member (including by way of the issuance of shares of a Project Entity):

(i)	the Seller shall have provided the Purchasers with at least 10 days prior written notice of the proposed Transfer;

(ii)	the Seller provides a confirmation in writing in favour of the Purchasers that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

(iii)	the provisions of Sections 7.3(a)(iv), 7.3(a)(v), 7.3(a)(vi), 7.3(a)(vii) and 7.3(a)(viii) are complied with mutatis mutandis;

(iv)	the transferee shall have no Debt other than Debt permitted under Section 6.17; and

(v)	if, following such Transfer, any Group Member has any outstanding Debt secured by the same assets secured under the Security Documents, its secured lenders shall have entered into an intercreditor agreement with the Purchasers on terms not less favourable to the Purchasers than those in the Intercreditor Agreement; and

7.4	Abandonment

If a Project Entity intends to abandon, surrender, relinquish or let lapse any of the Project Real Property including by way of ceasing to maintain Project Authorizations or the validity of mineral claims, leases or exploration licenses (the “Abandonment Property”), the Seller shall (a) have determined, acting in a commercially reasonable manner, that it is not economical to mine minerals from the Abandonment Property, and (b) first give notice of such intention to the Purchasers’ Agent at least 30 days in advance of the proposed date of abandonment. If: (i) not later than 10 days before the proposed date of abandonment, the Seller receives from the Purchasers’ Agent written notice that one or more of the Purchasers desire the Seller to convey or cause the conveyance of the Abandonment Property to such Purchasers or an assignee, and (ii) the Abandonment Property is not subject to any restrictions that would restrict the transfer of such Abandonment Property to the Purchasers; then the Seller shall, without additional consideration, convey or cause the conveyance of the Abandonment Property to such Purchasers on an as is where is basis and at the sole cost, risk and expense of such Purchasers and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchasers’ Agent does not give such notice to the Seller within the prescribed period of time, a Project Entity may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if any Group Member reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven years following abandonment, the production of gold from such property shall be subject to this Agreement. The Seller shall give written notice to the Purchasers’ Agent within ten days of any such reacquisition.

Article 8
SECURITY

8.1	Security Documents

As security for the due and punctual payment of all of the Stream Obligations, the Seller shall, and as security for the Guarantee by each of the Guarantors, the Seller shall cause each of the Guarantors to, on or prior to the Deposit Date for the Second Deposit, grant a continuing security interest and a first-ranking Encumbrance in favour of the Stream Collateral Agent over all of the Collateral (subject only to Permitted Encumbrances and the Intercreditor Agreement), and in furtherance thereof shall deliver or cause to be delivered to the Stream Collateral Agent, for the benefit of the Purchasers, in form and substance satisfactory to Purchasers’ counsel, acting reasonably:

(a)	Guarantee of the Stream Obligations from each Guarantor in favour of the Purchasers’ Agent;

(b)	a general security agreement from the Seller and each Project Entity;

(c)	a Share Pledge Agreement from the Seller and each other Project Entity of the Equity Interests owned in any Person other than the Excluded Subsidiaries; and

(d)	such other security documents as the Purchasers’ Agent, Stream Collateral Agent or the Purchasers may at any time reasonably request having for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances) perfected Encumbrance in favour of the Stream Collateral Agent, for the benefit of the Purchasers, in the Collateral.

8.2	Additional Security from New Subsidiaries

The Seller shall cause each Person that becomes a Project Entity, after the date hereof (by way of Acquisition or otherwise) to promptly deliver to the Stream Collateral Agent (a) a Guarantee of the Stream Obligations, (b) security over the undertaking, property and assets of such Subsidiary substantially to the same effect as the Security provided for in Section 8.1, (c) a third party legal opinion from the Seller’s counsel concerning such Subsidiary, Guarantee and security, to all be delivered to the Purchasers’ Agent, the Purchasers and the Stream Collateral Agent contemporaneously with such Person first becoming a Project Entity, together with all share or membership certificates (to the extent shares can reasonably be certificated), share transfer forms, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

8.3	Further Assurances – Security

The Seller shall, and the Seller shall cause each other Guarantor to, take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Stream Collateral Agent such agreements, documents and instruments as the Stream Collateral Agent shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Purchasers’ Agent, the Stream Collateral Agent or Purchasers’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 8.1 or 8.2 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances, in all jurisdictions reasonably required by the Purchasers’ Agent or the Stream Collateral Agent within a reasonable time after the request therefor by the Purchasers’ Agent or the Stream Collateral Agent, and in each case, in form and substance satisfactory to Purchasers’ counsel, acting reasonably. For the avoidance of doubt, Excluded Assets shall not form part of the Collateral at any time.

8.4	Security Effective Notwithstanding Date of Deposit

The Security shall be effective and the undertakings in this Agreement and the other Stream Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Stream Documents, but shall constitute continuing security to and in favour of the Stream Collateral Agent for the benefit of the Purchasers for the Stream Obligations from time to time.

8.5	No Merger

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Purchasers shall in any way affect any of the provisions of this Agreement, the other Stream Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Purchasers shall in any way affect the obligation of the Seller to deliver Refined Gold or to pay any amounts at the rates, times and in the manner provided in this Agreement.

8.6	Release of Security

(a)	Subject to Section 8.6(b) and 8.6(c), following indefeasible payment and performance in full of all Stream Obligations under this Agreement and the other Stream Documents, the Purchasers’ Agent will promptly, at the request, cost and expense of the Seller, direct the Stream Collateral Agent to release and discharge the right and interest of the Purchasers’ Agent and the Purchasers in the Collateral.

(b)	Subject to the Intercreditor Agreement, if any Collateral is disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Purchasers’ Agent, at the request, cost and expense of the Seller (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such disposition), the Purchasers’ Agent shall direct the Stream Collateral Agent to discharge such Collateral from the Security and deliver and re-assign to the relevant Project Entity (without any representation or warranty) any of such Collateral as is then in the possession of the Stream Collateral Agent.

(c)	As soon as practicable following the Security Release Date, and provided there is no Seller Event of Default and no event shall have occurred which with notice or lapse of time or both would become a Seller Event of Default, the Purchasers’ Agent will, at the request, cost and expense of the Seller, direct the Stream Collateral Agent to release and discharge: (i) the right and interest of the Purchasers’ Agent and the Purchasers in the Collateral and (ii) re-assign to the relevant Project Entity (without any representation or warranty) any such Collateral as is then in the possession of the Stream Collateral Agent.

8.7	Stockpiling

If the Project Entity intends to stockpile, store, warehouse or otherwise place Minerals or other minerals forming part of the Collateral off the Project Real Property, before doing so, such entity shall obtain from the property owner, operator or both, as applicable, where such stockpiling, storage, warehousing or other placement occurs, to provide in favour of the Stream Collateral Agent a written acknowledgement in form and substance satisfactory to the Purchasers’ Agent, acting reasonably, which provides that the Project Entity’s and/or its Affiliates’, as applicable, rights to the Minerals or other minerals forming part of the Collateral shall be preserved and which acknowledges the Purchasers’ Encumbrances thereon and provides the Stream Collateral Agent with a right of access in the event of enforcement by the Stream Collateral Agent of the Security Documents.

8.8	Consent to Refinancing Facility and Agreement to Subordinate

If the Seller or another Project Entity enters into a Refinancing Facility prior to the Security Release Date, the Stream Collateral Agent will subordinate the Security, on terms and conditions satisfactory to the Purchasers’ Agent, acting reasonably to the security interests of the third party lenders under the Refinancing Facility, provided that such Refinancing Facility is subject to an intercreditor agreement on substantially similar terms and conditions as the Intercreditor Agreement and agree that in connection with the Seller or such other Project Entity entering into any Refinancing Facility the Purchasers’ Agent and the Stream Collateral Agent shall enter into such an intercreditor agreement with the lenders under such Refinancing Facility (or an agent on behalf of such lenders).

Article 9
REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of the Stream Parties

The Seller, as to itself and as to each of its Subsidiaries and, where applicable, each Project Entity, acknowledging that the other Parties are entering into this Agreement in reliance thereon, hereby jointly and severally make, on and as of the date of this Agreement, the representations and warranties set forth in Schedule T to the other Parties.

9.2	Representations and Warranties of the Purchaser

Each Purchaser, acknowledging that the other Parties are entering into this Agreement in reliance thereon, makes, on and as of the date of this Agreement, the representations and warranties set forth in Schedule U to the other Parties.

9.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule T and Schedule U shall survive the execution and delivery of this Agreement.

9.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Seller, it shall be deemed to refer to the actual knowledge of any officer, director or member of management of any Project Entity and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

Article 10
SELLER EVENTS OF DEFAULT

10.1	Events of Default

Each of the following events or circumstances constitutes an event of default by the Seller (each, a “Seller Event of Default”):

(a)	the Seller fails to sell and deliver Refined Gold to the Purchasers on the terms and conditions set forth in this Agreement within two Business Days of the date upon which sale and delivery is required hereunder;

(b)	the Seller is in breach of its obligations under Section 3.3;

(c)	other than as provided in Sections 10.1(a) and 10.1(b), the Seller or any Guarantor is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any other Stream Document, which breach or default is not remedied within a period of 15 Business Days after the earlier of (i) delivery by the Purchasers’ Agent to the Seller or any Guarantor, as applicable, of written notice of such breach or default, and (ii) such Person becoming aware of such breach;

(d)	the Seller or any Guarantor makes any representation or warranty under any Stream Document which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made or, to the extent such representation or warranty is not already qualified by materiality, such representation or warrant is incorrect or incomplete in any material respect when made or deemed to be made and provided that if such representation or warranty is capable of being cured, such incorrect or incomplete representation or warranty has not been remedied within fifteen (15) Business Days after receipt of written notice from the Purchasers’ Agent;

(e)	the Seller or any Guarantor ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

(f)	any Seller or Guarantor becomes bankrupt, whether voluntarily or involuntarily, or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, relief of creditors or the appointment of a receiver or trustee over any of the Collateral, and such proceeding is not contested by the Seller or Guarantor, as applicable, diligently, in good faith and on a timely basis and dismissed or stayed within 45 days of its commencement or issuance (for greater certainty, such 45-day grace period shall not apply if the Seller or Guarantor, as applicable, becomes bankrupt voluntarily or any such proceedings are initiated by the Seller or a Subsidiary thereof);

(g)	an order is made or a resolution is passed for the winding up, liquidation or dissolution of the Seller or any Guarantor;

(h)	any Stream Document (other than the Security following the Security Release Date) is repudiated or contested by the Seller or any Guarantor in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity;

(i)	the Seller is in breach or default of its obligations under Section 7.1 or 7.2, or the Seller or any Guarantor takes or seeks to take any action to (a) cease to carry on its business or to abandon all or any material portion of the Collateral, or (b) abandon the development of the Project;

(j)	(i) any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any interest in any Project Entity or any material property which relates to or forms part of the Collateral or (ii) and Expropriation Event has otherwise occurred;

(k)	it is or becomes unlawful, or any action taken by a Governmental Body makes it impractical or impossible, for the Seller or any Guarantor to perform any of its obligations in any material respect under any Stream Document;

(l)	(i) any Group Member, or any director or officer of any Group Member, has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, or (ii) any employee or agent of any Group Member has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, unless either (A) such Group Member’s relationship with such employee or agent is terminated within 10 days of acquiring actual knowledge of such breach or charge, or (B) such Group Member takes such other action to remedy such breach or charge as may be acceptable to the Purchasers’ Agent within 10 days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Purchasers’ Agent; or

(m)	any Material Project Authorization that has been previously obtained by a Project Entity is suspended, cancelled, revoked, forfeited, surrendered, refused renewal or terminated (whether in whole or in part) or otherwise is not, or ceases to be, in full force and effect at any time;

(n)	a Project Entity fails to obtain, or loses the right to, or benefit of, a Material Project Authorization (except, pursuant to a Transfer or Change of Control completed in accordance with Article 7 and another Project Entity concurrently obtains the full right and title of the Material Project Authorization);

(o)	the occurrence of a Material Adverse Effect.

(p)	(i) a material default by a Project Entity occurs and is continuing under any Material Contract after giving effect to any cure period thereunder, (ii) except in the circumstances of clause (iii) below, any Material Contract is terminated other than at scheduled maturity or with the prior written consent of the Majority Purchasers, acting reasonably, or (iii) any Material Contract is terminated as a result of a material default by an arm’s length counterparty and the relevant Project Entity fails to obtain a Replacement Material Contract within ninety (90) days from such termination;

(q)	the occurrence of any “Event of Default”, as defined under the Loan Agreement or any Refinancing Facility;

(r)	the Seller is unable to deliver the Cost to Complete Certificate required by Section 5.2 and such failure is not remedied within 90 days of the date due;

(s)	Completion has not occurred by the Completion Outside Date as confirmed by a Completion Certificate delivered to the Purchaser by the Completion Outside Date; and

(t)	the failure on the part of the Obligors to obtain the Mines Act Permit and Environmental Act Permit for the Project by [REDACTED – Commercially Sensitive Information.].

In addition to the foregoing, until the Security Release Date, each of the following events or circumstances shall also constitute a Seller Event of Default:

(a)	the Seller or any Guarantor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of C$5,000,000 prior to the Completion Date or $10,000,000 after the Completion Date, and any applicable grace period in relation thereto has expired (without giving effect to any extension granted in relation to such grace period), or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists after in all instances the expiration of any applicable cure period and provided that such default or other event has not been waived, the effect of which default or other condition would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;

(b)	a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of C$5,000,000 prior to the Completion Date or $10,000,000 after the Completion Date is issued or levied against the Seller or any Guarantor or any material portion of the Collateral, and the same remains unsatisfied for more than 30 days;

(c)	all or any portion of the Collateral is sold, transferred, Encumbered or assigned without the consent of the Purchasers (other than pursuant to a Permitted Asset Disposition or other disposition permitted hereunder or Permitted Encumbrance, as applicable);

(d)	an Encumbrancer or any other Person takes possession of any of the Collateral by appointment of a receiver, receiver and manager, or otherwise;

(e)	any of the Security is repudiated or contested by the Seller or any Guarantor in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or to not constitute a first ranking priority Encumbrance in the Collateral, subject only to Permitted Encumbrances; and

(f)	the applicable Project Entity takes or seeks to take any action to (i) put the Project on care and maintenance, or (ii) otherwise suspend mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three months).

10.2	Remedies

(a)	If a Seller Event of Default occurs and is continuing, the Purchasers shall have the right, upon written notice from the Purchasers’ Agent (at the direction of the Majority Purchasers) to the Seller, at their option and in addition to and not in substitution for any other remedies available to the Purchasers hereunder or at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Stream Parties to the Purchasers;

(ii)	provide written notice to the Seller to: (1) without limiting Section 10.2(a)(i), demand all Losses suffered or incurred as a result of the occurrence of such Seller Event of Default and termination, including the greater of:

(A)	the Early Termination Amount; and

(B)	the NPV of the Remaining Stream, provided that for the purposes of this Section 10.2(a)(ii)(B) only, a 5% discount rate will be applied; and

and (2) terminate this Agreement upon receipt of payments in respect of such Losses.

(iii)	direct the Stream Collateral Agent to enforce the Security.

(b)	The Parties hereby acknowledge and agree that (i) the Purchasers will be damaged by a Seller Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Seller Event of Default; (iii) any sums payable in accordance with Section 10.2(a)(ii) with respect to a Seller Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 10.2(a)(ii) with respect to a Seller Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Seller Event of Default in full and final satisfaction of all amounts owed in respect of such Seller Event of Default.

(c)	For greater certainty, if the Majority Purchasers do not exercise their termination right under Section 10.2(a)(ii), the obligations of the Seller or any successors following a realization hereunder shall continue in full force and effect.

Article 11
PURCHASER EVENTS OF DEFAULT

11.1	Events of Default

Each of the following events or circumstances constitutes an event of default by a Purchaser (each, a “Purchaser Event of Default”):

(a)	such Purchaser is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any other Stream Document, which breach or default is not remedied within a period of 10 Business Days after the earlier of (i) delivery by the Seller to such Purchaser of written notice of such breach or default, and (ii) such Purchaser becoming aware of such breach; or

(b)	such Purchaser makes any representation or warranty under any Stream Document which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete when made or deemed to be made.

11.2	Remedies

The Seller shall have no right to terminate this Agreement. However, if a Purchaser Event of Default has occurred and is continuing, the Seller shall be entitled to all other remedies available to it under this Agreement (including Sections 14.3 and 14.4) or at law or in equity, provided that the sole remedy for a failure to pay the Second Deposit, Third Deposit, Fourth Deposit or Fifth Deposit installments shall be an adjustment to the Stream Percentage as set forth in Section 3.1(c).

Article 12
Technical Committee

12.1	Establishment of Technical Committee.

(a)	From and after the date of this Agreement, the Technical Committee shall be established and maintained by Skeena having the roles and responsibilities as set out in this Article 12. For greater certainty there will be one Technical Committee acting pursuant to each of this Agreement and the Loan Agreement.

(b)	The members of the Technical Committee shall appoint one of the members to act as chair of the Technical Committee.

(c)	In carrying out its responsibilities, the Technical Committee shall co-ordinate and consult with the Skeena’s board of directors and management; provided, however, that the Technical Committee shall not constitute a part of the board of directors of Skeena and will not have authority to direct the management of Skeena or any other Project Entity.

(d)	The Technical Committee shall establish such procedures as it considers necessary or advisable and, without limiting the generality of the foregoing, in order to encourage open and candid reporting, the Technical Committee may, as it considers appropriate from time to time, exclude from any part of its meetings its members who are also members of the Board.

(e)	The Technical Committee may invite such officers, directors and employees of, and advisors to, Skeena and any such other Persons as it considers appropriate from time to time, to attend its meetings and assist thereat.

12.2	Responsibilities.

(a)	The mandate of the Technical Committee shall include all technical, design, environmental, social, governance and operational aspects of the Project and the Technical Committee shall provide information to Skeena and the Purchasers with respect to all such matters. The duties of the Technical Committee shall include the following:

(i)	the Technical Committee shall review any material amendment to the Planning Documents proposed by Skeena and report thereon, such report to be provided to Skeena and the Purchasers prior to approval of such amendments by Skeena’s board of directors;

(ii)	the Technical Committee shall review and comment on the Definitive Feasibility Study, BCFM and Planning Documents, and any amendment to the same, proposed by the Skeena and report thereon, such report to be provided to Skeena and the Purchasers prior to the approval of such documents or amendments, as the case may be, Skeena’s board of directors;

(iii)	the Technical Committee shall review the results of all exploration and work programs and make recommendations with respect to work programs and testing;

(iv)	the Technical Committee shall review: (i) progress towards developing the ESIA; (ii) health, safety, and environmental incidents; (iii) Indigenous Group agreements and reports; (iv) Stakeholder Engagement plans and reports; (v) studies, reports, and assessments developed for the ESIA; and (vi) any changes to and progress towards meeting goals in the ESAP; and

(v)	the Technical Committee shall review and report on any other matter referred to it by Skeena or the Purchasers

(b)	In carrying out its responsibilities hereunder, the members of the Technical Committee shall be entitled to make semi-annual site visits to the Project Real Property and may request a periodic construction update report from the Independent Engineer, on such terms and conditions as the Technical Committee may decide (all at the continued cost of Skeena); and

(c)	Any reports of the Technical Committee shall be provided simultaneously to Skeena and the Purchasers.

12.3	Meeting Procedures.

(a)	The Technical Committee shall hold regular monthly meetings at such time and place (including by telephonic or electronic means) as mutually agreed to by its members or, failing such agreement, at the offices of Skeena, as well as additional meetings on a more frequent basis if and as decided by the members of the Technical Committee. The chair of the Technical Committee shall give seven days’ written notice to the members of meetings. Additionally, any member may call a special meeting upon seven days’ written notice to the members of the Technical Committee. In case of emergency, reasonable notice of a special meeting shall suffice.

(b)	At any such meeting, there shall be a quorum if one of the Purchasers’ appointee, the Independent Engineer and at least one member of management of Skeena is present. Matters to be determined by the Technical Committee shall be determined by a majority vote of the members present at the Technical Committee meeting.

(c)	All reasonable Technical Committee costs and expenses are to be paid by Skeena. No members of the Technical Committee, other than the Independent Engineer, shall be remunerated or otherwise paid simply for their role as members of the Technical Committee.

Article 13
THE PURCHASERS AND THE PURCHASERS’ AGENT

13.1	Decision-Making

(a)	Any amendment, waiver, discharge or termination with respect to this Agreement relating to the following matters shall be effective only if agreed between the Seller and the Unanimous Purchasers:

(i)	any amount payable or deliverable by the Seller to the Purchasers, or any alteration in the currency or mode of calculation or computation of any amount payable or deliverable by the Seller to the Purchasers hereunder;

(ii)	any change to Article 10 or what constitutes a Seller Event of Default;

(iii)	any extension or reduction of the time for any payments or deliveries required to be made by the Seller to the Purchasers;

(iv)	any extension or reduction of the notice period required in connection with any payment or delivery by the Seller to the Purchasers;

(v)	any material change in the nature and scope of the Security or any release or discharge of any material portion of the Security, except that the Stream Collateral Agent may from time to time without notice to or the consent of the Purchasers execute and deliver partial releases of the Security from time to time in respect of any item of the Collateral to the extent expressly permitted in this Agreement;

(vi)	any provision of this Article 12; or

(vii)	the reduction or elimination of any rights of any Purchaser, acting alone or together with other Purchasers, to exercise any rights or receive any information.

(b)	Except for the matters described in this Section 13.1 above or otherwise expressly provided for in this Agreement, any amendment, waiver, discharge or termination with respect to this Agreement shall be effective only, if agreed between the Seller and the Majority Purchasers, in writing and any such amendment, waiver, discharge or termination that is so agreed shall be final and binding upon all of the Purchasers. Subject to the other provisions of this Section 13.1, where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Purchasers or to any such action that requires the consent or other determination of the Purchasers, the action taken by and the consent or other determination given or made by the Majority Purchasers shall, except to the extent that this Agreement expressly provides to the contrary, constitute the action or consent or other determination of the Purchasers.

(c)	The Purchaser’s Agent shall provide the other Purchasers with copies of all amendments, waivers or consents provided by the Purchasers’ Agent with respect to any provisions of this Agreement or other Stream Documents promptly upon execution thereof.

(d)	To the extent that any of the Purchasers has an interest in the subject matter of any decision (other than the appointment of the Purchasers’ Agent) requiring approval of the Purchasers and such interest is adverse in any material respect from the interest of any other Purchasers, in their capacity as Purchasers, such Purchaser’s Share shall be disregarded in determining the approval of the Majority Purchasers or Unanimous Purchasers, as applicable.

13.2	Purchasers’ Obligations Several; No Partnership

Subject to the terms and conditions of this Agreement, each Purchaser agrees to fund its respective Purchaser’s Share to the Seller. The obligations of each Purchaser under this Agreement are several and not joint or joint and several. No Purchaser shall be responsible for the obligations of any other Purchaser hereunder, nor shall any Purchaser be obligated to fund its portion of the Deposit unless it is satisfied, acting reasonably, that the other Purchasers will fund their respective portions of the Deposit. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Purchasers a partnership.

13.3	Intercreditor Agreement

The rights and obligations of the Stream Collateral Agent shall be governed by the provisions of the Intercreditor Agreement. The exercise of the Purchasers’ Agent’s rights under the Intercreditor Agreement, including appointment of the Stream Collateral Agent, shall, subject to Section 13.1, be taken at the direction of the Majority Purchasers.

13.4	Purchasers’ Agent

(a)	From time to time, the Purchasers may authorize one of the Purchasers, or an Affiliate of one of the Purchasers to act as the Purchasers’ Agent for taking the actions of the Purchasers’ Agent specified under the Stream Documents. The Purchasers’ Agent shall be OMF Fund IV SPV H LLC or as otherwise be designated from time to time by notice in writing from the Majority Purchasers to the other Parties.

(b)	In exercising its duties hereunder, the Purchasers’ Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained. The Purchasers’ Agent may refrain from exercising any right, power or discretion vested in it under this Agreement which would or might in its opinion in its sole discretion be contrary to any Applicable Law or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such Applicable Law. The Purchasers’ Agent shall not be bound to disclose to any Person any information relating to any Group Member if such disclosure would or might in its opinion in its sole discretion constitute a breach of Applicable Law or be otherwise actionable at the suit of any Person.

(c)	The Purchasers’ Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith and the Purchasers’ Agent shall not be under any liability to any Purchaser as a result of taking or omitting to take any action in relation to the Stream Documents save in the case of the Purchasers’ Agent’s gross negligence or wilful misconduct.

(d)	Each Purchaser shall, on demand by the Purchasers’ Agent, indemnify the Purchasers’ Agent pro rata (based on each Purchaser’s Share), against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which the Purchasers’ Agent may incur (and which, where applicable, have not been reimbursed by the Seller) to the extent required hereunder, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as the Purchasers’ Agent under the Stream Documents.

13.5	Sharing of Information

Notwithstanding Section 6.18, the Purchasers may share among themselves any information they may have from time to time concerning the Group Members whether or not such information is confidential; but shall have no obligation to do so, provided that any Confidential Information so shared will remain subject to the terms and conditions of Section 6.18. The Seller, on behalf of itself and each Group Member, authorizes the Purchasers to share among each other any information possessed by any of them regarding the Group Members, subject to the obligations of the Purchasers under Section 6.18.

13.6	Amendments to this Article

The Purchasers may amend any provision in this Article 12 (other than to remove the provision in Section 13.5 requiring that Confidential Information remain subject to Section 6.18) without prior notice to or the consent of the Seller, and the Purchasers shall provide a copy of any such amendment to the Seller reasonably promptly thereafter; provided, however, that if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of any of Group Member (other than in a de minimus manner), such amendment shall not be effective until the Seller provides its written consent thereto, such consent not to be unreasonably withheld or delayed.

13.7	Adjustments Among Purchasers

(a)	Each Purchaser agrees that it will at any time or from time to time, as required by any other Purchaser, purchase portions of the amounts due and owing to the other Purchasers and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Purchaser, as adjusted under this Section, will, as nearly as possible, reflect each Purchaser’s Share determined as at the date of the exercise of any such rights.

(b)	For greater certainty, the Purchasers acknowledge and agree that, without limiting the generality of the provisions of Section 13.7(a), those provisions will have application if and whenever any Purchaser shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, realization upon any Security or otherwise) on account of any money owing or payable by the Seller or a Guarantor to it in excess of the amounts to which it would otherwise be entitled under Section 13.7(a).

(c)	The Seller agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Purchasers under this Section 13.7.

Article 14
ADDITIONAL PAYMENT TERMS

14.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in U.S. dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

14.2	Taxes

(a)	All deliveries of Refined Gold and all payments and transfers of property of any kind made in respect of this Agreement or any other Stream Document (each such amount, a “Payment”) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any Taxes, other than Excluded Taxes, except to the extent otherwise required by Applicable Law.

(b)	If the payor of any Payment (the “Payor”) is required by Applicable Law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any Payment (any such Tax withheld by the Payor, an “Indemnified Withholding Tax”) to a Purchaser, then the amount otherwise payable to such Purchaser shall be increased by such amount (“Additional Amounts”) as may be necessary so that after making all required deductions or withholdings such Purchaser receives an amount equal to the sum it would have received if no deduction or withholding had been made from such Payment, and the Payor shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

(c)	If a Purchaser becomes liable for any Tax on any Payment or in respect of the Reorganization Plan in any way , other than (i) any Excluded Taxes or (ii) any Indemnified Withholding Tax in respect of which the Purchaser has received Additional Amounts in accordance with Section 14.2(b) (any such other Tax, an “Indemnified Other Tax”), then the Payor shall indemnify such Purchaser for such Tax, and the indemnity payment shall be increased as may necessary so that after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), such Purchaser shall receive the full amount of Taxes for which it is liable, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such Indemnified Other Tax delivered to the Payor by such Purchaser shall be conclusive absent manifest error.

(d)	If requested by the Seller, the Purchaser shall use reasonable commercial efforts to dispute the imposition or assertion by the relevant Governmental Body of any Indemnified Taxes, all at the Seller’s expense; provided, however, that the Purchaser may refuse to do so if doing so would have an adverse impact on it (including by disputing the imposition or assertion of such Taxes if there is no reasonable basis to do so), as determined by the Purchaser, acting reasonably. In the event that the Purchaser proceeds with disputing the imposition or assertion of such Taxes, the Purchaser will have carriage of such dispute and any related communications and proceedings, provided that Purchaser shall (i) timely keep the Seller informed of any material developments relating to the dispute and proceedings, (ii) timely provide the Seller with copies of any written correspondence with the relevant Governmental Body relating to the dispute or proceedings, (iii) give due consideration to any suggestions by the Seller relating to the conduct of the dispute or proceedings, and (iv) not settle, compromise or otherwise resolve such dispute without the consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding clause (iv) of the immediately foregoing sentence, the Purchaser shall be entitled to discontinue such dispute at any time that it determines, acting reasonably, that the continuation of such dispute would have an adverse impact on it. In no event shall the Purchaser have any liability whatsoever to the Seller for any decision by it to commence, settle, compromise, resolve or discontinue such dispute, the manner in which the Purchaser carries out such dispute or the results thereof.

(e)	If a Purchaser receives a refund of any Indemnified Taxes, or the Purchaser, acting reasonably, determines that, because of the payment of such Indemnified Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Payor an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or Additional Amounts paid, by the payor under this Section 14.2 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Purchaser, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The Payor, upon the request of a Purchaser, agrees to repay the amount paid over to the Payor to such Purchaser, without interest, if such Purchaser is required to repay such refund or reduction to such Governmental Body. This paragraph shall not be construed to require a Purchaser to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Seller or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

(f)	Any Purchaser that is entitled to an exemption from or reduction of Taxes under the law of the jurisdiction in which the Seller or any Payor is resident for tax purposes, any treaty to which such jurisdiction is a party, or otherwise, with respect to any payments made in respect of this Agreement shall, at the request of the Seller, deliver to the Seller (with a copy to the Purchasers’ Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Seller or the Purchasers’ Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) or as reasonably requested by the Seller or the Purchasers’ Agent as will permit such payments to be made without withholding or at a reduced rate of withholding Taxes. In addition, any Purchaser, if requested by the Seller or the Purchasers’ Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Seller or the Purchasers’ Agent as will enable the Seller or the Purchasers’ Agent to determine whether or not such Purchaser is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Purchaser shall be required to deliver any documentation pursuant to this Section 14.2(f) that such Purchaser is not legally able to deliver.

(g)	Following the execution and delivery of this Agreement, each of the parties hereto will co-operate reasonably with the other parties hereto in implementing any proposed adjustments to the structure or terms of this Agreement to facilitate the reduction of the Seller’s or any other Group Member’s obligations to pay any Additional Amounts or Indemnified Other Taxes pursuant to this Section 14.2 or for any other reasonable tax planning purpose of any party, provided that such adjustments have no material adverse impact on the non-proposing party and that the costs of such adjustments shall be paid for by the proposing party. For greater certainty, if, as a result of a change in Applicable Law or in the interpretation of any Applicable Law by a relevant Governmental Body (a “Change in Law”), the Seller or any other Group Member is required to pay any Indemnified Taxes pursuant to this Section 14.2 which are materially in excess of the Indemnified Taxes which would have been paid to a Purchaser prior to the Change in Law, the parties agree that, upon the request of the Seller, the parties shall negotiate in good faith to implement any proposed adjustments to the structure or terms of this Agreement and any other relevant agreement between the Parties so that the Seller is no longer materially and adversely affected by such Change in Law; provided that, notwithstanding anything in this Agreement to the contrary, no party shall be obligated to execute any such amendment if doing so would have an adverse impact on such party, as determined by such party in its sole and absolute discretion acting reasonably.

14.3	Overdue Payments

Unless otherwise provided herein (including pursuant to Section 2.3(c)), any payment or delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to 10% from and after the due date, calculated, compounded and paid monthly in arrears.

14.4	Set-Off

Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Subject to Section 2.6: (a) any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Market Price as of the day that such amount of Refined Gold became deliverable to such Party and shall result in a reduction in the amount of Refined Gold otherwise to be delivered by that number of ounces equal to the dollar amount set off divided by such Gold Market Price; and (b) any payment set off and withheld against any non-delivery of Refined Gold by a Party shall value the Refined Gold at the Gold Market Price as of the day that such payment became payable to such Party and shall result in a reduction in the amount of Refined Gold otherwise to be delivered by such Party by that number of ounces equal to the dollar amount set off divided by such Gold Market Price.

Article 15
GENERAL

15.1	Disputes and Arbitration

(a)	Subject to Sections 15.1(b) and 15.1(c):

(i)	Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer, general counsel or other individual of similar seniority and authority of each applicable Party for prompt resolution.

(ii)	Any such dispute, controversy or claim which cannot be resolved by such individuals within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration administered by the International Center for Dispute Resolution, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to one qualified arbitrator in accordance with the Arbitration Rules, which Arbitration Rules shall govern such arbitration proceeding. The place of arbitration shall be Toronto, Ontario, and the language of arbitration shall be English. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(iii)	The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(iv)	The award of the arbitrator and any reasons for the decision of the arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

(b)	Any dispute, controversy or claim arising out of or relating to: (i) the enforcement of any remedies by the Purchasers under Article 10; or (ii) the Security Documents or any intercreditor agreement entered into by the Stream Collateral Agent on behalf of the Purchasers, including the Intercreditor Agreement, may, solely at the option of the Purchasers’ Agent (at the direction of the Majority Purchasers), be settled by binding arbitration in accordance with Section 15.1(a). Unless the Purchasers’ Agent shall have directed that any such dispute, controversy or claim be settled by arbitration, Section 15.1(a) shall not apply to any such dispute, controversy or claim. For greater certainty, no Group Member shall have any ability to direct that any such dispute, controversy or claim be settled by arbitration.

(c)	Section 15.1(a) shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction.

15.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

15.3	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchasers and any Group Member.

15.4	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws), and each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

15.5	Notices

(a)	Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or sent by electronic mail in PDF format, addressed to:

(i)	if to any Project Entity:

Skeena Resources Limited

1133 Melville Street

Suite 2600, The Stack

Vancouver, BC V6E 4E5

Attention:     Andrew MacRitchie, CFO
Email:             [REDACTED – Personal Information.]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP

1133 Melville Street

Suite 3500, The Stack

Vancouver, BC V6E 4E5

Attention:     Michael Birch

Email:             [REDACTED – Personal Information.]

(ii)	if to the Purchasers’ Agent:

OMF Fund IV SPV H LLC

c/o Orion Resource Partners (USA) LP

7 Bryant Park, 25th Floor

1045 Avenue of the Americas

New York, NY 10018

Attention: General Counsel
Email: [REDACTED – Personal Information.]

with copies to (which shall not constitute notice):

Orion Resource Partners (USA) LP

7 Bryant Park, 25th Floor

1045 Avenue of the Americas

New York, NY 10018

Attention: General Counsel
Email: [REDACTED – Personal Information.]

and

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario
M5K 1N2

Attention:     Michael Pickersgill
Email:          [REDACTED – Personal Information.]

(iii)	if to the Purchasers, in accordance with the details specified in Schedule M, as amended from time to time in accordance with this Agreement,

or at such other address or email address as such Party from time to time directs in writing to the other Parties.

(b)	Any notice or other communication given in accordance with this Section 15.5, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

(c)	Any notices and communications given in respect of this Agreement must be given in the English language, or if given in any other language, that notice or communication must be accompanied by an English translation of it, which must be certified as being a true and correct translation of the notice or communication.

15.6	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning the entering into of this Agreement and none of the Parties or its Affiliates shall act in this regard without reasonable prior consultation with the other Parties, unless such disclosure is required to meet timely disclosure obligations of such Parties or their Affiliates under Applicable Laws in circumstances where prior consultation with the other Parties is not practicable, and a copy of such disclosure shall be provided to the other Parties at such time as it is made publicly available.

15.7	Amendments

Except as otherwise provided herein, this Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

15.8	Beneficiaries

Except as otherwise provided herein, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

15.9	Entire Agreement

This Agreement, the other Stream Documents and the other Key Transaction Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement, the other Stream Documents or the other Key Transaction Agreements.

15.10	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

15.11	Assignment

(a)	This Agreement and the other Stream Documents shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)	Except as otherwise provided herein, but subject to Section 15.11(f), the Seller shall not assign, in whole or in part, any of its rights, obligations or interest under this Agreement or the other Stream Documents without the prior written consent of the Purchasers’ Agent (at the direction of the Majority Purchasers).

(c)	Prior to the earlier of (i) the date of the advance of the Fifth Deposit and (ii) date on which the obligations to make subsequent installments of the Initial Deposits is terminated pursuant to section 3.1(b), but subject to Section 15.11(f), no Purchaser may assign, in whole or in part, any of its rights, obligations or interest under this Agreement and the other Stream Documents without the prior consent of the Seller unless a Seller Event of Default has occurred and is continuing. For greater certainty, after the Deposit has been advanced in full, or after a Seller Event of Default has occurred and is continuing, any Purchaser may assign, in whole or in part, any of its rights, obligations or interest under this Agreement without the consent of any other Party.

(d)	An assignment by a Purchaser shall become effective when the Seller, the other Purchasers and the Stream Collateral Agent have received from the assignee (i) an agreement (addressed to all the parties to this Agreement) to be bound by this Agreement and to perform the obligations assigned to it, in substantially the form of Schedule V, and (ii) any documents required by local counsel and requested by the Purchasers’ Agent to ensure the assignee receives the benefit of the Security. Any assignee shall be treated as a Purchaser for all purposes of this Agreement, shall be entitled to the full benefit hereof and shall be subject to the obligations of the assigning Purchaser to the same extent as if it were an original party in respect of the rights or obligations assigned to it, and the assigning Purchaser shall be released and discharged from its obligations hereunder (but not from any claims or damages arising from a breach of this Agreement prior to such date or resulting from such assigning Purchaser’s gross negligence or wilful misconduct) from the date of assignment, accordingly and to the same extent.

(e)	Notwithstanding any other provision of this Agreement, each Purchaser shall have the right to grant a security interest, hypothecate or pledge, in whole or in part, its interest under this Agreement to one or more lenders providing financing to the Purchaser without notice to, or the consent of, any other Party. If any such lender enforces such security interest, hypothec or pledge, it will provide notice of such enforcement to the Seller, the Stream Collateral Agent and the other Purchasers, and, upon delivery of such notice (which notice shall confirm that such lender agrees to be bound by the terms and conditions of this Agreement and the other Stream Documents to the extent of such interest), such lender shall be entitled to the interest of such Purchaser under this Agreement and the other Stream Documents.

(f)	Notwithstanding any other provision of this Agreement, no Party shall assign, in whole or in part, any of its rights, obligations or interest under this Agreement or the other Stream Documents to any Sanctioned Person or Sanctioned Entity.

15.12	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

15.13	Costs and Expenses

(a)	Except as otherwise provided for in this Agreement and subject to the following provisions of this Section 15.13, all costs and expenses incurred by a Party shall be for its own account.

(b)	The Seller shall pay to the Purchasers’ Agent and the Purchasers on demand all reasonable and documented out of pocket due diligence expenses, including but not limited to documented legal and mining consultants’ costs incurred by the Purchasers’ Agent and the Purchasers on or prior to the date of this Agreement, including all reasonable and documented out of pocket costs associated with the drafting of this Agreement.

(c)	The Seller shall pay to the Purchasers’ Agent and the Purchasers on demand all reasonable and documented costs and expenses of the Purchasers’ Agent and Purchasers and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including all fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Stream Documents incurred after the date of this Agreement in connection with the following:

(i)	the closing and funding of this Agreement;

(ii)	any actual or proposed amendment or modification of the Stream Documents or any waiver thereunder and all instruments supplemental or ancillary thereto;

(iii)	the registration, maintenance and/or discharge of any of the Security in any public record office; and

(iv)	the defence, establishment, protection or enforcement of any of the rights or remedies of the Purchasers under this Agreement or any of the other Stream Documents. The Purchasers shall be entitled to set-off any amounts owing by the Seller pursuant to this Section 15.13 from the amount of the Deposit or any cash portion of the Purchase Price to be paid to the Seller pursuant to this Agreement, provided prior consent is obtained from the Seller, such consent not to be unreasonably withheld.

15.14	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

15.15	Liability Limit

Without limiting any other term or provision of this Agreement, the Seller and the Guarantors hereby irrevocably waive the right to obtain any consequential, incidental, indirect, lost-profits, special, and/or punitive damages against the Purchasers in any legal action, whether in contract, tort, or otherwise. The Seller and the Guarantors further irrevocably waive the right to seek to “pierce the corporate veil” of the Purchasers by holding any direct or indirect Affiliate, officer, manager, member, direct, officer, partner, shareholder, employee, agent, or representative of the Lenders liable for any obligation of the Purchasers.

[Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

SKEENA RESOURCES LIMITED

Per:	(signed) “Walter Coles Jr.”
Name: Walter Coles Jr.
Title: Executive Chairman

Per:	(signed) “Randy Reichert”
Name: Randy Reichert
Title: President & Chief Executive Officer

[Purchase and Sale Agreement (Gold)]

OMF FUND IV SPV H LLC in its capacity as Purchaser

Per:	(signed) “Dov Lader”
Name: Dov Lader
Title: Authorized Officer

OMF FUND IV SPV H LLC in its capacity as Purchasers’ Agent

Per:	(signed) “Dov Lader”
Name: Dov Lader
Title: Authorized Officer

 [Purchase and Sale Agreement (Gold)]

SCHEDULE A

ANNUAL FORECAST REPORT

“Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Seller, including with reasonable details the following items:

a.	the amount and a description of planned operating and capital expenditure, including:

i.	the amount and a description of planning exploration expenditures, including a breakdown by exploration target;

ii.	the amount and, to the extent reasonably feasible, a description of planned development and other capital expenditures, including a breakdown of the major components thereof; and

iii.	a breakdown of other project development costs as such permitting, studies and CSR; and

b.	to the degree not already delivered, a forecast based on the then current Mine Plan for the Project, for such the upcoming Fiscal Year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:

i.	the estimated tonnes and grade of Minerals to be mined and stockpiled during the forecast period;

ii.	the estimated tonnes and grade of Minerals to be processed and expected recoveries for gold, silver and other types of marketable minerals, and the operating costs and sustaining capital during the applicable forecast period;

iii.	the estimated amount of Refined Gold during the forecast period; and

iv.	a statement setting out the reserves and resources for the Project and the assumptions used.

SCHEDULE B

AREA OF INTEREST

SCHEDULE C

COMPLETION TEST

[REDACTED – Commercially Sensitive Information.]

SCHEDULE D

FORM OF COMPLETION CERTIFICATE

TO:	OMF FUND IV SPV H LLC (the “Purchasers’ Agent”)

RE:	Purchase and Sale Agreement (Gold) dated as of June [■], 2024 among Skeena Resources Limited, the Seller party thereto, the Guarantors party thereto, the Purchasers party thereto and the Purchasers’ Agent (as it may be amended, supplemented or restated from time to time, the “Stream Agreement”)

We, _____________________________________, the [Chief Executive Officer] of the Seller, and ____________________________________, the [Chief Financial Officer] of the Seller, hereby certify without personal liability on behalf of the Seller as follows:

1.	This Certificate is furnished pursuant to the Stream Agreement and initially capitalized terms used in this Completion Certificate and not otherwise defined in this Completion Certificate shall have the respective meanings given to such terms in the Stream Agreement.

2.	We have made or caused to be made such examinations or investigations as are, in our opinion, necessary to furnish this Completion Certificate and we have furnished this Completion Certificate with the intent that it may be relied upon by the Purchasers as a basis for determining that, with respect to the Project, the Completion Date has occurred.

Remainder of page intentionally left blank.

DATED the ______ day of ______________________, 20____.

[SELLER]

By:
Name:
Title:

By:
Name:
Title:

We have the authority to bind the Corporation.

SCHEDULE E

COPPER EXPLORATION CONCESSIONS

The Copper Exploration Concessions registered to Skeena Resources Limited are: Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	606934	RED CRIS 1	2009/JUL/02	2026/SEP/15

2.	1060986	Gin 1	2018/JUN/06	2025/SEP/15

3.	1060987	Gin	2018/JUN/06	2025/SEP/15

4.	1060988	Gin 2	2018/JUN/06	2025/SEP/15

5.	1089728	GIN 4	2022/JAN/21	2025/SEP/15

6.	546491	BONANZA 6	2006/DEC/04	2030/MAY/31

7.	546494	BONANZA 7	2006/DEC/04	2030/MAY/31

8.	407014	BONANZA 1	2003/NOV/27	2030/JUN/30

9.	407018	BONANZA 2	2003/NOV/27	2030/JUN/30

10.	407019	BONANZA 3	2003/NOV/27	2030/JUN/30

11.	407020	BONANZA 4	2003/NOV/27	2030/JUN/30

12.	546492	BONANZA 5	2006/DEC/04	2030/JUN/30

13.	546493	BONANZA 8	2006/DEC/04	2030/JUN/30

14.	600214	BON BON	2009/MAR/03	2030/JUN/30

15.	1014422		2012/NOV/11	2030/JUN/30

16.	1013232	BONANZA 99	2012/SEP/26	2030/JUN/30

17.	1080125	BONANZA SOUTH	2020/DEC/19	2025/JUN/30

SCHEDULE F

COST TO COMPLETE CERTIFICATE

To:	OMF Fund IV SPV H LLC, as Purchasers’ Agent (the “Agent”)

And To:	the Purchasers (as defined below)

Re:	Purchase and Sale Agreement (Gold) dated as of June [■], 2024 among Skeena Resources Limited, the Seller party thereto, the Guarantors party thereto, the Purchasers party thereto and the Purchasers’ Agent (as it may be amended, supplemented or restated from time to time, the “Stream Agreement”)

Date:

I, [name], the [title] of [Seller] (the “Seller”), hereby certify that:

1.	All capitalized terms used in this certificate and defined in the Stream Agreement have the meanings defined in the Stream Agreement.

2.	I am the duly appointed [Chief Executive Officer/Chief Financial Officer] of the Seller.

3.	I am familiar with and have examined the provisions of the Stream Agreement.

4.	To the best of my knowledge, information and belief and after due and diligent inquiry, I certify that as of the date hereof, the aggregate of:

(a)	the undrawn and uncancelled Commitments; plus

(b)	the unfunded remaining Deposits and Additional Deposits (as defined in the Stream Agreement) still available under the Stream Agreement; plus

(c)	Unrestricted Cash,

is sufficient to pay all Remaining Estimated Funding Requirements. The calculation of the above is attached hereto as Schedule A.

For the purposes hereof:

“Unrestricted Cash” means, at any time, the aggregate of:

(a)	cash denominated in Dollars or C$ credited at such time to a bank account in the name of the Seller or a Guarantor and of which such Seller or Guarantor is the sole beneficiary and provided that:

(b)	such cash is repayable on demand;

(c)	the repayment of such cash is not contingent on the prior discharge of any Debt of any Person whatsoever or on the satisfaction of any other condition;

(d)	there is no Encumbrance over such cash or account (other than an Encumbrance in favour of the Collateral Agent for the benefit of the Purchasers pursuant to the Security Documents, an Encumbrance in favour of the collateral agent for the benefit of lenders pursuant to the security documents under the Loan Agreement and any Refinancing Facility, or customary account bank set-off rights securing up to a maximum of $5,000 in the aggregate for the Seller and Guarantors in the aggregate);

(e)	such cash is freely and immediately available to such Seller and/or Guarantors (subject only to the terms of the Blocked Account Agreement); and

(f)	such cash and such account are subject to a Blocked Account Agreement in favour of the Collateral Agent,

and further provided that Unrestricted Cash shall exclude all cash required or designated for bonding, reclamation or other similar obligations;

“Remaining Estimated Funding Requirements” means the remaining funding requirements as contemplated by the Planning Documents in effect on the date hereof to pay all Project related development, construction and operating (net of revenues and working capital adjustments) costs necessary to achieve Completion, along with all other corporate and general and administrative expenses of the Seller and Guarantors, as reviewed and accepted by the Independent Engineer;

[- Signature Page Follows -]

DATED as of the first date written above.

SKEENA RESOURCES LIMITED

By:
Name:
Title:

SCHEDULE A

CALCULATION OF COST TO COMPLETE

SCHEDULE G

MATERIAL CONTRACTS

1.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited, as vendor, and Franco-Nevada Corporation, as purchaser.

2.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient (the “Franco-Nevada Royalty”).

3.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

4.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

5.	Net smelter return royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

6.	Convertible debenture in the principal amount of $25,000,000 dated as of December 18, 2023 held by Franco-Nevada Corporation.

7.	Royalty deed dated August 1, 1990 between Adrian Resources Ltd. and Arc Resource Group Ltd.

8.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Mining Corp.

SCHEDULE H

MATERIAL PROJECT AUTHORIZATIONS

[REDACTED – Commercially Sensitive Information.]

SCHEDULE I

PRE-COMPLETION MONTHLY REPORT

[REDACTED – Commercially Sensitive Information.]

SCHEDULE J

PROJECT NPV CRITERIA

[REDACTED – Commercially Sensitive Information.]

SCHEDULE K

NPV OF THE REMAINING STREAM CRITERIA

[REDACTED – Commercially Sensitive Information.]

SCHEDULE L

PROJECT REAL PROPERTY

Mining Leases

	Tenure No.	Issue Date	Lease Expiry

1.	254580	1990/12/17	2040/12/17

2.	306286	1991/08/13	2040/08/13

3.	306611	1992/06/01	2042/06/01

4.	306627	1992/06/01	2042/06/01

5.	329944	1994/12/06	2044/12/06

Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	252976	IKS 2	1989/08/02	2025/07/12

2.	300298	P-1	1991/06/11	2025/05/20

3.	300299	P-2	1991/06/11	2025/05/20

4.	300300	P-3	1991/06/11	2025/05/20

5.	300301	P-4	1991/06/11	2025/05/20

6.	329241	MACK 23	1994/07/21	2025/06/25

7.	329244	MACK 1	1994/07/21	2025/06/25

8.	329245	MACK 2	1994/07/21	2025/06/25

9.	329246	MACK 3	1994/07/21	2025/06/25

10.	329247	MACK 4	1994/07/21	2025/06/25

11.	329248	MACK 5	1994/07/21	2025/06/25

12.	329249	MACK 6	1994/07/21	2025/06/25

13.	329252	MACK 9	1994/07/21	2025/06/25

14.	329253	MACK 10	1994/07/21	2025/06/25

15.	329254	MACK 11	1994/07/21	2025/06/25

16.	329255	MACK 12	1994/07/21	2025/06/25

17.	329256	MACK 13	1994/07/21	2025/06/25

18.	329257	MACK 14	1994/07/21	2025/06/25

19.	329258	MACK 15	1994/07/21	2025/06/25

20.	329259	MACK 16	1994/07/21	2025/06/25

21.	329260	MACK 17	1994/07/21	2025/06/25

22.	329261	MACK 18	1994/07/21	2025/06/25

23.	329262	MACK 19	1994/07/21	2025/06/25

24.	329263	MACK 20	1994/07/21	2025/06/25

25.	329264	MACK 21	1994/07/21	2025/06/25

26.	329265	MACK 22	1994/07/21	2025/06/25

27.	329363	MACK 26 FR.	1994/08/03	2025/06/25

28.	352974	STAR 21	1996/12/07	2028/06/22

29.	352975	STAR 22	1996/12/07	2025/06/25

30.	365539	KAY 1	1998/09/12	2025/10/06

31.	365541	KAY 3	1998/09/12	2025/10/06

32.	365542	KAY 4	1998/09/12	2025/10/06

33.	365543	KAY 5	1998/09/12	2025/10/06

34.	365544	KAY 6	1998/09/12	2025/10/06

35.	365545	KAY 7	1998/09/12	2025/10/06

36.	365546	KAY 8	1998/09/12	2025/10/06

37.	365547	KAY 9	1998/09/12	2025/10/06

38.	365548	KAY 10	1998/09/12	2025/10/06

39.	512867		2005/05/17	2024/06/25

40.	512879		2005/05/18	2024/04/06

41.	512881		2005/05/18	2024/06/25

42.	252352	SKOOKUM	1981/01/13	2031/12/31

43.	1037723	NEW ESKAY CREEK	2015/08/04	2028/12/15

44.	1037725	ESKAY CREEK MAC 25	2015/08/04	2024/10/04

45.	1040403	ESKAY NORTH	2015/12/05	2024/09/11

46.	1041101	ESKEY CREEK TREND	2016/01/09	2026/02/12

47.	1041102	ESKEY CREEK 1983 FILE	2016/01/09	2025/01/10

48.	1056639	MELISSA	2017/11/24	2026/02/12

49.	1089698	ESKAY 3	2022/01/21	2025/01/21

50.	1089766	ESKAY 1	2022/01/21	2025/01/21

51.	1096619	TRI LAKE DEEP 2	2022/07/10	2025/03/06

52.	1096620	ESKAY TRI LAKE	2022/07/10	2025/03/06

53.	1096863	TRI LAKES 4	2022/07/10	2025/03/06

54.	1097509	KAREN 1	2022/09/08	2025/03/06

55.	1097510	GORDON	2022/09/08	2025/03/06

56.	1097511	EVA 1	2022/09/08	2025/03/06

57.	1097512	DUCATI 1	2022/09/08	2025/03/06

The following mining tenures are jointly owned by Skeena and Canagold Resources Ltd.:

	Tenure No.	Issue Date	Lease Expiry

1.	316357	1994/04/30	2044/04/30

2.	316358	1994/04/30	2044/04/30

3.	316359	1994/04/30	2044/04/30

4.	252966	1989/08/05	2034/01/15

5.	252967	1989/08/06	2034/06/22

Surface Leases

1.	Lease No. 634309 dated for reference December 24, 1994 between Her Majesty the Queen in Right of the Province of British Columbia and Prime Resources Group Inc. (whose interest was assigned to Skeena Resources Limited).

2.	Lease No. 740715 dated for reference July 25, 2004 between Her Majesty the Queen in Right of the Province of British Columbia and Barrick Gold Inc. (whose interest was assigned to Skeena Resources Limited).

SCHEDULE M

PURCHASER’S SHARE AND PURCHASERS

Name of Purchaser	Notice Information		Commitment

OMF Fund IV SPV H	OMF Fund IV SPV H LLC		$300,000,000
LLC	c/o Orion Resource Partners (USA) LP
7 Bryant Park, 25th Floor
1045 Avenue of the Americas
New York, NY 10018
Attention: General Counsel
Email: [REDACTED – Personal Information.]

with copies to (which shall not constitute
notice):

Orion Resource Partners (USA) LP
7 Bryant Park, 25th Floor
1045 Avenue of the Americas
New York, NY 10018
Attention: General Counsel
Email: [REDACTED – Personal Information.]

and

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario
M5K 1N2

	Attention:	Michael Pickersgill
	Email:	[REDACTED – Personal Information.]

SCHEDULE N

OPERATIONS MONTHLY REPORT

[REDACTED – Commercially Sensitive Information.]

SCHEDULE O

REAL PROPERTY

Real Property

In addition to the Project Real Property listed in Schedule 1.1.157, and excluding the Excluded Assets, the Company has the following Real Property:

Leases

1.	Sublease agreement dated as of September 12, 2022 between Ledcor Industries Inc. and Skeena Resources Limited regarding the property located at 1055 West Hastings Street, Vancouver, BC.

2.	Sublease agreement dated as of November 15, 2022 between 642700 British Columbia Ltd. and Skeena Resources Limited regarding the property located at 1133 Melville Street, Vancouver, BC.

3.	Lease agreement dated as of March 18, 2015 between Omers Realty Corporation, Guinness Tower Holdings Ltd. and 2073393 Ontario Inc. and Skeena Resources Limited regarding the property located at 1021 W Hastings.

4.	Lease agreement dated October 17, 2022 between Lubbers Contracting Ltd. and Skeena Resources Limited regarding the property located at 19th Ave, Smithers BC.

Encumbrances

1.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient.

2.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited and Franco-Nevada Corporation.

3.	Net smelter return royalty agreement dated as of May 9, 2022 between Skeena Resources Limited and Eagle Plains Resources Ltd.

4.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

5.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

6.	Net smelter returns royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

7.	Option agreement dated as of August 3, 2020 between Barrick Gold Inc. and Skeena Resources Limited under which Skeena acquired rights and interest under the amended and restated Eskay Creek royalty agreement dated as of May 5, 1995 between Prime Resources Group Inc. and Euro-Nevada Mining Corporation Limited which was assigned to Skeena through the assignment, assumption and novation agreement dated as of September 15, 2020 among Franco-Nevada Corporation, Barrick Gold Inc. and Skeena Resources Limited.

8.	Transfer and assignment agreement dated as of December 22, 1994 among Prime Resources Group Inc., Stikine Resources Ltd. and Adrian Resources Ltd as it relates to the royalty deed dated as of August 1, 1990 between Adrian Resources Ltd. and Arc Resources Group Ltd.

9.	Acknowledgement and agreement dated as of August 18, 2020 among Arc Resources Group Ltd., Canarc Resource Corp., Barrick Gold Inc. and Skeena Resources Limited in which Skeena acquired the rights and interest under the option and joint venture agreement dated as of November 4, 1988 between Canarc Resources Corp. and Calpine Resources Incorporated.

10.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Mining Corp.

11.	Certain overlapping road permits between Skeena and Seabridge Gold Inc., as detailed in the following map:

SCHEDULE P

REORGANIZATION PLAN

SCHEDULE Q

ROYALTIES

1.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient.

2.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited and Franco-Nevada Corporation.

3.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Minding Corp.

4.	Net smelter return royalty agreement dated as of May 9, 2022 between Skeena Resources Limited and Eagle Plains Resources Ltd.

5.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

6.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

7.	Net smelter returns royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

8.	Option agreement dated as of August 3, 2020 between Barrick Gold Inc. and Skeena Resources Limited under which Skeena acquired rights and interest under the amended and restated Eskay Creek royalty agreement dated as of May 5, 1995 between Prime Resources Group Inc. and Euro-Nevada Mining Corporation Limited which was assigned to Skeena through the assignment, assumption and novation agreement dated as of September 15, 2020 among Franco-Nevada Corporation, Barrick Gold Inc. and Skeena Resources Limited.

9.	Transfer and assignment agreement dated as of December 22, 1994 among Prime Resources Group Inc., Stikine Resources Ltd. and Adrian Resources Ltd as it relates to the royalty deed dated as of August 1, 1990 between Adrian Resources Ltd. and Arc Resources Group Ltd.

10.	Acknowledgement and agreement dated as of August 18, 2020 among Arc Resources Group Ltd., Canarc Resource Corp., Barrick Gold Inc. and Skeena Resources Limited in which Skeena acquired the rights and interest under the option and joint venture agreement dated as of November 4, 1988 between Canarc Resources Corp. and Calpine Resources Incorporated.

SCHEDULE R

SNIP PROJECT MINING CONCESSIONS

Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	222219	SKY 3	1982/09/13	2029/07/15

2.	222347	SNIP 3	1983/10/20	2029/07/15

3.	226132		1989/07/21	2025/07/21

4.	300552	JIM 1	1986/07/22	2029/07/15

5.	300553	JIM 2	1986/07/22	2029/07/15

6.	1056547	WESTSIDE	2017/11/21	2029/05/22

7.	1056548	CLEA	2017/11/21	2029/05/22

8.	1056595	PHIZGAP	2017/11/22	2029/05/22

9.	1069071	SNIP 4	2019/06/11	2025/06/11

10.	1095324	TRAPPER DAVE	2022/04/24	2025/04/24

Crown Grants

	PIN	Mining Division	District Lot	Lot ID

1.	13557570	LIARD	7017	820586

2.	13557600	LIARD	7018	820587

3.	13557730	LIARD	7019	820588

4.	13557860	LIARD	7020	820589

SCHEDULE S

EXISTING INVESTMENTS

Skeena Resources Limited

Investments

As of June 20, 2024

Held by	Investment	Quantity	Fair value	Total value
Skeena	Goldstorm Metals Corp -Shares	6,352,898	0.095	603,525.31
Skeena	Goldstorm Metals Corp -Warrants	6,352,898	-	-

SCHEDULE T

REPRESENTATIONS AND WARRANTIES OF THE STREAM PARTIES

1.	Organization and Powers. Each Project Entity: (a) has been duly incorporated or formed and is validly existing under the laws of its jurisdiction of existence, incorporation or formation, as applicable, and is in good standing (to the extent such concept is applicable in its jurisdiction); (b) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (c) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Key Transaction Agreements to which it is or will become a party, and to perform its obligations thereunder; and (d) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. [REDACTED – Commercially Sensitive Information.]

2.	Authorization; No Conflict. The execution and delivery by each Project Entity of the Key Transaction Agreements to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (a) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (b) after obtaining the consents set out on Schedule 2 which such proviso shall only apply prior to the First Advance), conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (c) violate any Applicable Law in any material respect; or (d) other than as contemplated by the Key Transaction Agreements, result in, or require, the creation or imposition of any Encumbrance on any property or assets of an Project Entity other than a Permitted Encumbrance.

3.	Execution; Binding Obligation. Each Key Transaction Agreement to which a Project Entity is or will become a party: (a) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the applicable Project Entity; and (b) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of such Project Entity, enforceable against such Project Entity in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

4.	Consents. No Project Entity is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Stream Document or the consummation of the transactions contemplated herein and therein, other than those that (a) have already been obtained and copies of which have been provided to the Purchasers or (b) are as set out on Schedule 4.

5.	Subsidiaries; Other Ventures. Schedule 5 sets forth the true and complete list of all Subsidiaries of the Seller, including the type and number of issued and outstanding shares or other Equity Interests of each such Subsidiary and the Person in whose name such shares or Equity Interests are registered, including whether such Subsidiary holds Collateral. Other than as set out in Schedule 5, no Person (other than the Seller or another Project Entity) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other Equity Interests of any Subsidiary of the Seller or common shares or other Equity Interests of the Seller. Save and except as disclosed in Schedule 5, no Project Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. No Person has a direct or indirect ownership or other proprietary or beneficial interest in any Subsidiary of the Seller, the Project Real Property or the Project, other than the Group Members, the shareholders of the Seller (in their capacity as shareholders of the Seller) or pursuant to the Stream Agreement, or another Permitted Encumbrance.

6.	Chief Executive Office and Other Locations. The principal place of business and chief executive office of each Project Entity as of the Effective Date is set out in Schedule 6. The minute books and material corporate records of each Project Entity are located at its registered office, and the only other offices and/or locations where it keeps tangible Collateral (except for inventory which is in transit) or conducts any of its business as of the Effective Date are set forth in Schedule 6.

7.	Residence for Tax Purposes. Each Project Entity is resident of the country set forth next to its name in Schedule 7 (and no other jurisdiction) for Tax purposes.

8.	Solvency. No Project Entity currently is or, after giving effect to the transactions contemplated hereunder and the making of the loans under the Loan Agreement, can reasonably be expected to become, insolvent as defined in the Bankruptcy and Insolvency Act (Canada).

9.	No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has resulted in a violation or breach which has not been waived, cured or otherwise remedied, in any material respect of, or would give a Project Entity or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any (x) Material Contract, (y) Material Project Authorization or (z) material Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Seller and the Guarantors, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof.

(a)	all Material Contracts as of the Effective Date are set out in Schedule G and true and complete copies thereof have been made available to the Purchasers;

(b)	no Project Entity, nor, to the Seller’s or any Guarantor’s knowledge, any other Person, is in default or breach in the observance or performance of any material term, covenant or obligation to be performed by a Project Entity or such other Person under any Material Contract to which a Project Entity is a party or by which it is otherwise bound (including its property and assets) which has not been cured in accordance with the terms of such Material Contract and each such Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction; and

(c)	no Project Entity has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such Material Contract and no Project Entity has received notice of any intention to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

10.	Title to Real Property. Schedule 10 set out a complete and accurate list and map of the Real Property in which any Project Entity has a right, title or interest as of the Effective Date. The Project Entities, subject to Permitted Encumbrances and Applicable Law:

(a)	have valid recorded title to all Mining Rights and other mineral rights and interests included within the Real Property;

(b)	have, pursuant to the Material Contracts, all surface and access rights necessary for the development of the Project as contemplated in the Planning Documents;

(c)	Such rights are free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedule 10 and Schedule 10 as of the Effective Date, no Project Entity holds any freehold, leasehold or other real property interests or rights.

11.	Other Collateral. Save and except for the Collateral covered by Section 10, the Project Entities have good and valid title to all other Collateral, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances disclosed in Schedule 10.

12.	Project Property. Without limiting the generality of Section 10 and Section 11 of Schedule T:

(a)	except as disclosed in Schedule 12 all of the Project Property is leased, held or owned by the Seller or another Project Entity, and no Person other than the Seller or another Project Entity has any rights to operate or exploit the Project, or has any rights or interests with respect to Mining Rights of, or Minerals from, the Project other than for and on behalf of the Seller and Project Entities or in connection with the Stream Agreement or another Permitted Encumbrance;

(b)	the Project Real Property constitutes all real property, Mining Rights, surface interests and ancillary rights necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Planning Documents;

(c)	other than the Stream Agreement or any other Permitted Encumbrance or Encumbrance disclosed in Schedule 12, none of the Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of a Production Interest; and

(d)	other than pursuant to the Stream Agreement, Project Authorizations, Permitted Encumbrances and Applicable Laws, there are no restrictions on the ability of the Project Entities to exploit the Project Real Property.

13.	Maintenance of Project Property. All mineral claims fees, maintenance fees, recording fees, and Taxes payable in respect of the Project Property and all other material amounts with respect to the Project Property have been paid when due and payable and all other actions and all other obligations as are required to maintain the Project Property in good standing in all material respects, have been taken and complied with.

14.	No Expropriation. No Collateral, nor any part thereof (other than immaterial or non-substantial portion of Collateral not forming the Project Property), has been taken or expropriated by any Governmental Body, nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Seller or the Guarantors, is there any intent or proposal to give any such notice or commence any such proceeding.

15.	Insurance. The Project Entities and the businesses and operations of the Project Entities (including the Project Property) are insured with reputable insurance companies (not Affiliates of the Seller) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in the mining industry in the relevant jurisdictions, and such coverage is in full force and effect, and no Project Entity has breached the terms and conditions of any policies in any material respect nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by any Project Entity under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Seller or the Guarantors, each of the Project Entities will be able to (a) renew existing insurance coverage as and when such policies expire or (b) obtain comparable insurance coverage from similar institutions. The insurance policies of the Project Entities are in conformance with the Insurance Requirements.

16.	Authorizations and Other Rights. The Project Entities have obtained or been issued all such Authorizations and Other Rights as are necessary for the development, construction or operation of the Project, except for those Authorizations and Other Rights which, if not held, do not have and would not reasonably be expected to have a material impact on the Project Entities’ ability to develop, construct or operate the Project or which are not required as of the Effective Date. Without limiting the foregoing, the Project Entities have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (x) that are not necessary on the date this representation and warranty is made or deemed made or repeated for the conduct of development activities as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities and the eventual commencement and ongoing commercial production, as applicable, or (y) the failure of which to be obtained would not be material to the development and construction of the Project or the commencement and ongoing operation of commercial production (including the sale of Minerals resulting therefrom). [REDACTED – Commercially Sensitive Information.]

17.	Planning Documents. The expenses identified in the Definitive Feasibility Study on the date thereof represented, and upon their delivery and approval in accordance with this Agreement, the Planning Documents will represent, the Seller’s best estimate of projected expenses and schedule for the period covered thereby at the time the Planning Documents were prepared or at the time revised, replaced, supplemented, modified or amended in accordance with this Agreement.

18.	Bank Accounts. The Project Entities have no bank accounts other than as set out in Schedule 18. The Project Entities have no bank account outside of Canada or within the Province of Quebec. The Project Entities do not use or maintain any funds belonging to them in any bank account other than in their own name.

19.	Applicable Laws; Conduct of Operations. The Project Entities, including in the conduct of exploration, development and operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and operations have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with in all material respects (provided that for any period prior to which any Group Member had an interest in the Project, such representation shall be qualified by the Group Members’ knowledge). To the knowledge of the Seller there are no pending or proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, or that would otherwise reasonably be expected to result in a Material Adverse Effect.

20.	AML Legislation. Without limiting the generality of Section 19, the Group Members are in compliance with, and have not been charged under, applicable AML Legislation.

21.	Anti-Corruption and Sanctions. Without limiting the generality of Section 19, the Group Members and their respective officers and employees and, to the knowledge of the Seller or the Guarantors, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Group Member being designated as a Sanctioned Person or Sanctioned Entity. To the knowledge of the Seller none of (a) the Group Members, to the knowledge of the Seller, any of their respective directors, officers or employees, or (b) any agent of any of Group Member that will act in any capacity in connection with or unlawfully benefit from the Facility, (i) has used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made, or authorized the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds, or (iii) is a Sanctioned Person or a Sanctioned Entity. No Advance, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions. This Section 21 of Schedule T shall not be interpreted or applied in relation to any Group Member and their respective officers and employees, their directors and agents, to the extent that such interpretation or application under this Section 21 of Schedule T would result in the Group Members violating or breaching the Foreign Extraterritorial Measures Act (Canada).

22.	Environmental and Social Compliance. Without limiting the generality of Sections 16 and 19 of Schedule T and as appropriate for the phase of the Project:

(a)	the Project Entities, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with: (i) all Environmental and Social Laws and Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified in the Initial ESAP); and (ii) once entered, each ESMP, the ESAP and each Corrective Action Plan;

(b)	the Project Entities have obtained all Material Project Authorizations required under Environmental and Social Laws necessary given the then current stage of development, as contemplated by the Planning Documents;

(c)	the Project Entities have not used or permitted to be used, except in material compliance with all Environmental and Social Laws, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP) and Material Project Authorizations, any of the Real Property to Release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(d)	except as disclosed on Schedule 22, there is no presence of any Hazardous Substance on, in or under any of the Real Property and no Hazardous Substances will be generated from the Seller’s or any other Project Entity’s use of such Real Property (including without limitation as a result of the conduct of operations at the Project) except in compliance in all material respects with all Environmental and Social Laws, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP) and Material Project Authorizations;

(e)	[REDACTED – Commercially Sensitive Information.]

23.	Community Matters. To date, the consultation and engagement with Indigenous Groups and Affected Persons with respect to the Project and the Project Real Property have complied with Applicable Law, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles, if any, as may be identified in the Initial ESAP), and related Good Industry Practice. [REDACTED – Commercially Sensitive Information.].

24.	Employee and Labour Matters. The Project Entities are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any material labour disruption or conflict involving any Project Entity or directly affecting the Project and, to the knowledge of the Project Entities, no such labour disruption or conflict is imminent. None of the Project Entities are a party to a collective bargaining agreement and, to the knowledge of the Project Entities, no action has been taken to organize any employees of the Project Entities.

25.	Security. The Seller and the other Project Entities have implemented security practices and procedures at the Project consistent with Good Industry Practice.

26.	Employee Benefit Plans.

(a)	Each Employee Benefit Plan is in compliance in all material respects with its terms and Applicable Laws. All Employee Benefit Plans are and have been funded in accordance with Applicable Laws.

(b)	None of the Employee Benefit Plans contain a Defined Benefit Provision. In respect of any Retirement Plans which are registered pension plans within the meaning of the Income Tax Act (Canada), no steps have been taken to terminate or wind up any such plans (wholly or in part), no unauthorized merger of such plans have occurred, no unauthorized withdrawal of funds from such plans have occurred and no improper contribution holidays have been taken in respect of such plans.

(c)	No event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Employee Benefit Plans being ordered, or required to be, terminated or wound up in whole or in part, having its registration under Applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Body or being required to pay any material taxes, penalties, payments or levies under Applicable Laws.

27.	Taxes.

(a)	All Taxes due and payable by the Group Members have been timely paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS). All assessments and reassessments received by any Group Member in respect of Taxes have been paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS).

(b)	All Tax Returns required by Applicable Law to be filed by or with respect to any Group Member have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading.

(c)	Adequate provision has been made by the Seller in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements contained in the Public Disclosure Documents.

(d)	Since the date of the most recent financial statements contained in the Public Disclosure Documents, no Group Member has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(e)	Except as disclosed in Schedule 27, no audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Seller or the Guarantors, threatened with respect to any Taxes due from or with respect to any Group Member, and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Group Member. Except as disclosed in Schedule 27, there are no matters under audit or appeal or in dispute (save and except appeals or disputes in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS) relating to Taxes.

(f)	No Governmental Body of a jurisdiction in which a Group Member does not file Tax Returns has made any written claim that any Group Member is or may be subject to taxation by such jurisdiction. To the knowledge of the Seller or the Guarantors, there is no basis for a claim that any Group Member is subject to Tax in a jurisdiction in which such Group Member does not file Tax Returns.

(g)	There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Group Member for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. No Group Member is bound by any Tax sharing, allocation or indemnification or similar agreement.

(h)	The Group Members have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

28.	Intellectual Property. Each of the Project Entities owns, licenses or otherwise has the right to use all material licenses, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Project Entities’ ability to develop, construct or operate the Project and carry on the Business in accordance with the Planning Documents and the Definitive Feasibility Study). No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by a Project Entity infringes upon or conflicts with any rights owned by any other Person in any material respect. No claim or litigation regarding any of the foregoing is pending or, to the Seller’s or the Seller’s knowledge, threatened.

29.	Books and Records. The minute books and corporate records of each Project Entity are true and correct in all material respects and contain all minutes of all meetings of the directors (or any committee thereof) and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the relevant Project Entity.

30.	Financial Statements.

(a)	The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout and complied, as of their date of filing, with the applicable published rules and regulations of Securities Laws applicable to Skeena, and the Financial Statements present fairly, in all material respects, the financial condition of Skeena and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. Skeena does not intend to correct or restate, nor, to the knowledge of Skeena, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(b)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Skeena or any of its Subsidiaries with unconsolidated entities or other Persons.

(c)	KPMG LLP has been the auditor of Skeena since January 6, 2022 and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Seller nor has there been any event which has led any of the Seller’s current or former auditors to threaten to resign as auditors.

(d)	The Seller is in compliance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

(e)	Except as disclosed in the Public Disclosure Documents, there has been no change in accounting policies or practices of the Seller since December 31, 2023.

31.	Internal Controls. The Seller maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (c) access to assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded book value for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference in accordance with IFRS, (e) material information relating to the Project Entities is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Laws, and (f) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Seller’s ability to disclose to the public information required to be disclosed by it in accordance with Applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Project Entities’ internal controls have been disclosed to the audit committee of the Seller.

32.	Audit Committee. The audit committee of the Seller is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

33.	Absence of Change. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, since December 31, 2023, there has been no event, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

34.	Related Party Transactions. Except as permitted by this Agreement after the date hereof, no Project Entity has: (a) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof (other than another Project Entity); or (b) been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Project Entity or unless such transactions between a Project Entity and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not less advantageous to such Project Entity, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Project Entity, as the case may be.

35.	No Liabilities. No Project Entity has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements and those related to Stream Agreement or after the date hereof as otherwise permitted pursuant to the Stream Documents.

36.	Litigation. There are no material Orders which remain unsatisfied against any Project Entity or material consent decrees or injunctions to which any Project Entity is subject. [REDACTED – Commercially Sensitive Information.]

37.	Debt Instruments. No Project Entity has any Debt other than Debt permitted to be incurred pursuant to Section 37 of this Agreement.

38.	No Subordination. There is no Contract to which a Project Entity is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Obligations under the Key Transaction Agreements to any other obligation of it.

39.	Regulatory Compliance.

(a)	Skeena is a “reporting issuer” (or the equivalent) in each of the provinces of Canada (other than Quebec) and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and Skeena is in compliance in all material respects with applicable U.S. Securities Laws. Skeena has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke Skeena’s reporting issuer status.

(b)	All material filings and fees required to be made and paid by Skeena pursuant to Securities Laws have been made and paid when due.

(c)	The Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in any securities of Skeena or prohibiting the sale or issuance of Common Shares or the trading of any of Skeena’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of Skeena, have been threatened. Skeena has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchanges and Skeena is currently in compliance in all material respects with the rules and regulations of the Exchanges.

(d)	Since December 31, 2023, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact (as defined under Canadian Securities Laws) or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change (as defined under Canadian Securities Laws) as of the date hereof relating to the Seller which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR+. Skeena has not filed any confidential material change report or other confidential report with any Securities Regulator or the Exchanges which at the date hereof remains confidential.

40.	Technical Disclosure. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Public Disclosure Documents for the Project, including the Technical Report, have been prepared and disclosed, in all material respects, in accordance with Good Industry Practice. Skeena is in compliance, in all material respects, with the requirements prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (as in effect on the date of publication of the relevant report or information). Skeena has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were not as of the dates of such disclosure inaccurate in any material respect. At the date hereof, there are no outstanding unresolved comments of the TSX or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the knowledge of Skeena, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed publicly by Skeena in the Public Disclosure Documents.

41.	No Default. No Default or Event of Default has occurred and is continuing under any Key Transaction Agreement.

42.	Disclosure. All information which has been prepared by or on behalf of the Seller relating to the Seller or the Guarantors and their respective businesses, properties and assets and disclosed in writing to the Purchasers’ Agent, the Stream Collateral Agent or the Purchasers is, as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information materially misleading. All forecasts, projections and budgets which have been prepared by or on behalf of the Seller relating to the Seller or the Guarantors and their respective businesses, properties and assets and delivered to the Purchasers’ Agent, the Stream Collateral Agent or the Purchasers represent, in all material respects, the Seller’s reasonable estimates and assumptions as to future performance, which the Seller believes to be fair and reasonable as of the time made in the light of the then current and reasonably foreseeable business conditions. To the knowledge of the Seller, there is no matter, thing, information, fact, data or interpretation thereof relative to the Seller or the Guarantors or their respective businesses, properties and assets which would reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Purchasers’ Agent, the Stream Collateral Agent or the Purchasers.

43.	Planning Documents. The then current Planning Documents delivered to the Purchasers’ Agent and the Purchasers from time to time in accordance with the terms of this Agreement are true, correct and complete copies which have been prepared in accordance with the requirements of this Agreement. The statements of opinion or belief, projections and forecasts in the then current Planning Documents and the assumptions on which they are based and the values given to those assumptions, were arrived at in good faith by the Seller, after due and careful consideration and enquiry and based on reasonable grounds at the time made, and were fair and reasonable in all material respects in the circumstances prevailing at the time of preparation. The Seller is not aware of any fact, event or circumstance the inclusion or omission of which makes or would be reasonably likely to make the then current Planning Documents inaccurate or misleading in any material respect. The development, construction and operation of the Project is substantially in compliance with the Planning Documents. For the purposes hereof, and any other place where substantial compliance with the Planning Documents is referenced, “substantially in compliance” means that if the Planning Documents were updated to reflect any non-compliance that is considered not substantial, such update would be a Permitted Update.

SCHEDULE 2

Authorization; No Conflict

Nil.

SCHEDULE 4

Consents

In connection with granting any security against the Project, a no-interest agreement with Franco-Nevada is required to be delivered pursuant to the terms of the Franco-Nevada Royalty.

SCHEDULE 5

Corporate Structure

Subsidiary	Shareholder	Number and type of shares	Registered Owner Percentage ownership
Golden Triangle Transport Corp.	Skeena Resources Limited	100 Common Shares	100%

QuestEx Gold & Copper Ltd.	Skeena Resources Limited	54,106,434 Common Shares	100%

Rosegold Exploration Ltd.	QuestEx Gold & Copper Ltd.	100 Common Shares	100%

Skeena Mexico S.A. de C.V.	Skeena Resources Limited	50,000 Common Shares	100%

Colorado Gold S.A. de C.V.	QuestEx Gold & Copper Ltd.	49,999 Common Shares	100%

Colorado Exploration Inc.	QuestEx Gold & Copper Ltd.	100 Common Shares	100%

Convertible Debentures

1.	On December 18, 2023, the Company issued an unsecured convertible debenture to Franco-Nevada for cash proceeds of $25,000,000 (the "Debenture"). The Debenture matures on the earlier of: (i) five years; or (ii) the completion of project financing of at least US$200,000,000 for the construction and development of the Eskay Creek project. The Debenture bears interest of 7% per annum, payable every calendar quarter. The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Debenture and paying it upon the Debenture's maturity.

2.	Franco-Nevada has the option ("conversion option"), at any time, to convert some or all of the outstanding principal amount of the Debenture into common shares at a conversion price of $7.70 per common share (the "conversion price"). After the third anniversary of the issuance of the Debenture, the Debenture may be redeemed in whole or in part from time to time at the Company's option ("redemption option") at a price equal to the principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the previous 20 consecutive trading day period is more than 135% of the conversion price.

3.	Upon any occurrence of a change of control, Franco-Nevada has the option to require the Company to purchase the Debenture in cash by payment of: (i) 130% of the principal amount, plus any accrued or unpaid interest, if the change of control occurred on or prior to the third anniversary of the issuance of the Debenture; or (ii) 115% of the principal amount, plus any accrued and unpaid interest, if the change of control occurred at any time thereafter.

4.	Certain remaining cash payments in an amount of $500,000 and share payments in an amount of $500,000 owing to Coast Copper Corp. pursuant to an asset purchase agreement dated as of August 4, 2022.

Equity Awards

Skeena Resources Limited
Outstanding options and share units listing
Period ended:	June 11, 2024

Options

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Terms
5,504	$1.36	June 1, 2022	Monday, December 21, 2026	Vest immediately
57,750	$1.80	August 7, 2019	Wednesday, August 7, 2024	Vest immediately
3,670	$4.09	June 1, 2022	Tuesday, September 15, 2026	Vest immediately
277,335	$4.16	January 17, 2020	Friday, January 17, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
399,584	$4.48	May 5, 2020	Thursday, May 8, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
793,293	$5.71	January 28, 2024	Sunday, January 28, 2029	1/3 vest on Jan 28, 2025, 1/3 on Jan 28, 2026 and 1/3 on Jan 28, 2027
200,000	$5.71	January 28, 2024	Sunday, January 28, 2029	1/4 vest on Jul 28, 2024, 1/4 on Jan 28, 2025, 1/4 on Jul 28, 2025 and 1/4 on Jan 28, 2026
1,137	$6.81	June 1, 2022	Tuesday, April 1, 2025	Vest immediately
50,000	$7.08	August 3, 2022	Tuesday, August 3, 2027	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
154,167	$7.08	August 3, 2022	Tuesday, August 3, 2027	1/3 vest on Sep 15, 2023, 1/3 on Sep 15, 2024 and 1/3 on Sep 15, 2025
125,793	$8.42	May 15, 2023	Monday, May 15, 2028	1/3 vest on May 15, 2024, 1/3 on May 15, 2025 and 1/3 on May 15, 2026
21,282	$8.45	June 1, 2022	Wednesday, April 15, 2026	Vest immediately
15,643	$9.54	June 1, 2022	Sunday, September 28, 2025	Vest immediately
291,900	$6.04	October 12, 2023	Thursday, October 12, 2028	1/3 vest on Dec 22, 2024, 1/3 on Dec 22, 2025 and 1/3 on Dec 22, 2026
967,293	$10.08	November 27, 2020	Thursday, November 27, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
50,000	$11.72	July 27, 2020	Sunday, July 27, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
23,900	$12.52	October 4, 2021	Sunday, October 4, 2026	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
77,143	$13.00	April 21, 2022	Wednesday, April 21, 2027	34% vest after 12 months, 33% after 24 months and 1/3 after 36 months
1,375,865	$13.58	June 25, 2021	Thursday, June 25, 2026	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
854,375	$13.58	June 25, 2021	Thursday, June 25, 2026	Vest immediately
12,936	$14.99	June 1, 2022	Thursday, September 5, 2024	Vest immediately
90,000	$6.75	May 10, 2024	Thursday, May 10, 2029	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
60,000	$6.48	May 22, 2024	May 22, 2029	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
5,908,57 0

Restricted Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

18,846	N/A	April 21, 2022	N/A	April 21, 2024	Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).
35,453	N/A	August 3, 2022	N/A	August 3, 2024
610,903	N/A	August 3, 2022	N/A	September 15, 2024
149,974	N/A	September 23, 2022	N/A	September 15, 2024
93,776	N/A	December 9, 2022	N/A	December 9, 2024
106,770	N/A	January 28, 2024	N/A	January 25, 2025
48,334	N/A	February 14, 2023	N/A	February 14, 2025
143,282	N/A	May 15, 2023	N/A	May 15, 2025
106,770	N/A	January 28, 2024	N/A	January 25, 2026
48,332	N/A	February 14, 2023	N/A	February 14, 2026
147,178	N/A	May 15, 2023	N/A	May 15, 2026
106,770	N/A	January 28, 2024	N/A	January 25, 2027
3,334	N/A	May 10, 2024	N/A	May 25, 2025
3,333	N/A	May 10, 2024	N/A	May 10, 2026
3,333	N/A	May 10, 2024	N/A	May 10, 2027

1,626,388

Performance Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

385,004	N/A	October 12, 2023	N/A	December 22, 2024	Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).
184,798	N/A	October 12, 2023	N/A	December 22, 2025
184,798	N/A	October 12, 2023	N/A	December 22, 2026

754,600

Deferred Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

11,755	N/A	June 22, 2023	N/A	June 22, 2023

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company.

74,502	N/A	October 12, 2023	N/A	October 12, 2023
37,078	N/A	January 12, 2024	N/A	January 12, 2024
105,080	N/A	January 28, 2024	N/A	January 28, 2024

228,415

SCHEDULE 6

Chief Executive Offices and Other Locations

Entity	Place of Business or Chief	Other Offices and/or
	Executive Office	Locations where Collateral
kept or conducts business

Skeena Resources Limited	2600 – 1133 Melville St. Vancouver, BC V6E 4E5	Eskay Creek Property, BC
Canada
Smithers Office:
3431 19th Avenue, Smithers, BC V0J 2N0

SCHEDULE 7

Residence for Tax Purposes

Entity	Jurisdiction

Skeena Resources Limited	British Columbia, Canada

SCHEDULE 10

Real Property

In addition to the Project Real Property listed in Schedule 1.1.157, and excluding the Excluded Assets, the Company has the following Real Property:

Leases

5.	Sublease agreement dated as of September 12, 2022 between Ledcor Industries Inc. and Skeena Resources Limited regarding the property located at 1055 West Hastings Street, Vancouver, BC.

6.	Sublease agreement dated as of November 15, 2022 between 642700 British Columbia Ltd. and Skeena Resources Limited regarding the property located at 1133 Melville Street, Vancouver, BC.

7.	Lease agreement dated as of March 18, 2015 between Omers Realty Corporation, Guinness Tower Holdings Ltd. and 2073393 Ontario Inc. and Skeena Resources Limited regarding the property located at 1021 W Hastings.

8.	Lease agreement dated October 17, 2022 between Lubbers Contracting Ltd. and Skeena Resources Limited regarding the property located at 19th Ave, Smithers BC.

Encumbrances

12.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient.

13.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited and Franco-Nevada Corporation.

14.	Net smelter return royalty agreement dated as of May 9, 2022 between Skeena Resources Limited and Eagle Plains Resources Ltd.

15.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

16.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

17.	Net smelter returns royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

18.	Option agreement dated as of August 3, 2020 between Barrick Gold Inc. and Skeena Resources Limited under which Skeena acquired rights and interest under the amended and restated Eskay Creek royalty agreement dated as of May 5, 1995 between Prime Resources Group Inc. and Euro-Nevada Mining Corporation Limited which was assigned to Skeena through the assignment, assumption and novation agreement dated as of September 15, 2020 among Franco-Nevada Corporation, Barrick Gold Inc. and Skeena Resources Limited.

19.	Transfer and assignment agreement dated as of December 22, 1994 among Prime Resources Group Inc., Stikine Resources Ltd. and Adrian Resources Ltd as it relates to the royalty deed dated as of August 1, 1990 between Adrian Resources Ltd. and Arc Resources Group Ltd.

20.	Acknowledgement and agreement dated as of August 18, 2020 among Arc Resources Group Ltd., Canarc Resource Corp., Barrick Gold Inc. and Skeena Resources Limited in which Skeena acquired the rights and interest under the option and joint venture agreement dated as of November 4, 1988 between Canarc Resources Corp. and Calpine Resources Incorporated.

21.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Mining Corp.

22.	Certain overlapping road permits between Skeena and Seabridge Gold Inc., as detailed in the following map:

408000
409000
410000
411000
412000
6280000
6279000
6278000
6277000
TMSF C3
TMSF C2
Legend
CCAR Kilometer Marker
CCAR Crossing Upgrade
Skeena Extent of Works
Eskay Creek MAR Kilometer Marker
Coulter Creek Access Road
Eskay Creek Mine Access Road
Early Works Program (EWP) 2024 Footprint
Permitted Mine Area (M-197)
Seabridge SUP S25750
Lake
Wetland
Stream

Skeena Resources Ltd.
Date: 28-May-2024
Author: Dennis Luo
Filename: 240312_EC_CCAR_Upgrades

SKEENA RESOURCES

Eskay Creek - Early Works Project

Coulter Creek Access Road
2024 Upgrades

Skeena Mining Division - NTS 104B09
British Columbia, Canada

Scale: 1:20,000
Coord. System: NAD 1983 UTM Zone 9N
0 200 400 600 800
Meters

SCHEDULE 12

Project Real Property

Mining Leases

	Tenure	Issue Date	Lease	Title Owner(s)
	No.		Expiry

1.	316357	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%
				Canagold Resources Ltd – 33.3%

2.	316358	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%
				Canagold Resources Ltd – 33.3%

3.	316359	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%
				Canagold Resources Ltd – 33.3%

Mineral Claims

	Tenure	Claim	Issue Date	Good to	Title Owner(s)
	No.	Name		Date

1.	252966	CAL #2	1989/08/05	2034/01/15	Skeena Resources Limited – 66.7%

					Canagold Resources Ltd – 33.3%

2.	252967	CAL #3	1989/08/06	2034/06/22	Skeena Resources Limited – 66.7%
					Canagold Resources Ltd – 33.3%

SCHEDULE 18

Bank Accounts

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 22(d)

Hazardous Substances

Nil.

SCHEDULE 22(e)

Human Health and Safety

Nil.

SCHEDULE 23

Community Matters

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 27

Taxes

Skeena has a pending audit of the T2 corporation income tax return for audit for our subsidiary, QuestEx Gold & Copper Ltd, for the tax year ended December 31, 2022. This includes a standard review of our British Columbia Mining Exploration Tax Credit for the same period. The audit is considered routine and not material to the consolidated company as a whole. We have also filed a Notice of Objection in relation to the tax year ended December 31, 2018 to object to a reduction of certain mining expense related balances which is still under review by the CRA, also not material.

SCHEDULE U

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Powers. Each Purchaser: (a) has been duly incorporated or formed and is validly existing under the laws of its incorporation or formation, as applicable; (b) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; and (c) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Stream Documents to which it is or will become a party, and to perform its obligations thereunder.

2.	Authorization; No Conflict. The execution and delivery by each Purchaser of the Stream Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (a) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (b) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any contract material to it; or (c) violate any Applicable Law.

3.	Execution; Binding Obligation. Each Stream Document to which each Purchaser is or will become a party: (a) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by it; and (b) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to generally applicable principles of equity.

4.	Consents. Each Purchaser is not required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Stream Document or the consummation of the transactions contemplated herein and therein.

5.	No Finders. Each Purchaser is not party to any Contract that would give rise to a valid claim against any Group Member for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement.

SCHEDULE V

PURCHASER ASSIGNMENT AGREEMENT

This AGREEMENT is made as of the _____ day of _______________, ______.

B E T W E E N:

[■]

(the “Assignor”)

OF THE FIRST PART

AND:

[■]

(the “Assignee”)

OF THE SECOND PART

WHEREAS [SKEENA RESOURCES LIMITED], as Seller, [■], [■], [■], and [■], as guarantors, each of the Purchasers from time to time party thereto, and OMF Fund IV SPV H LLC, as Purchasers’ Agent, are parties to a purchase and sale agreement dated [■] (as the same may be amended, restated, renewed or replaced from time to time, the “Purchase Agreement”);

AND WHEREAS the Assignor wishes to assign to the Assignee in accordance with the terms hereof all or a portion of its Purchaser’s Share pursuant to the Purchase Agreement and the Assignee wishes to accept such assignment and assume the obligations of the Assignor in respect of the Assigned Interest (as defined below) from and after the Assignment Date (as defined below);

AND WHEREAS this Agreement is being delivered to the other Parties in accordance with Section 15.11(d) of the Purchase Agreement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereby agree as follows:

1.	Terms Defined in the Purchase Agreement. In this Agreement (including the recitals), words and expressions which are defined in the Purchase Agreement and which appear herein without definition shall have the respective meanings ascribed thereto in the Purchase Agreement.

2.	Assignment of Assigned Interest. The Assignor hereby irrevocably sells, assigns and transfers to the Assignee, effective as of _________________________________ (the “Assignment Date”), all [or specify portion] of its Purchaser’s Share pursuant to the Purchase Agreement, together with all its right, title and interest (to the extent related to such assigned Purchaser’s Share) in and to the Purchase Agreement and all other documents delivered pursuant thereto or in connection therewith (collectively, the “Assigned Interest”), and the Assignee hereby accepts such assignment and assumes all the Assignor’s obligations with respect to the Assigned Interest from and after the Assignment Date. Notwithstanding the foregoing, and for greater certainty, if any payments or deliveries with respect to the Assigned Interest have accrued up to and including the Assignment Date but are payable or deliverable by the Seller thereafter, as between the Seller and the Assignor (but without prejudice to any other agreement between the Assignor and the Assignee in that regard) such amounts or deliveries shall be paid or delivered by the Seller to the Assignor when such amounts become payable or deliverable in accordance with the terms of the Purchase Agreement and the Assignor shall be liable to the Seller in connection with any such deliveries to the Assignor; and the parties agree to make any necessary adjustments in this regard. The Assignee agrees to be bound by the Purchase Agreement and perform the obligations assigned to it hereunder.

3.	Updated Purchasers’ Schedule. Attached hereto is an updated version of Schedule N (Purchasers) to the Purchase Agreement (“Updated Purchasers’ Schedule”) reflecting the assignment and assumption of the Assigned Interest pursuant to this Agreement.

4.	Purchase Price and Payment. The Assignee hereby unconditionally and irrevocably agrees to pay US$ __________________________ (the “Purchase Price”) to the Assignor on the Assignment Date as the purchase price for the Assigned Interest in immediately available same day funds to the Assignor’s account, as follows:

[particulars of account]

5.	Assignment Without Recourse. The Assignee shall have no recourse to the Assignor in respect of the Assigned Interest or any failure of the Seller to observe and perform its obligations in respect thereof.

6.	Representations and Warranties of the Assignor. The Assignor represents and warrants to the Assignee as follows:

(a)	the Assignor has the power to enter into, deliver and perform, and has duly authorized the execution and delivery by it of this Agreement and the performance of its obligations hereunder;

(b)	the Assignor has good and sufficient right, title and authority to assign the Assigned Interest to the Assignee; and

(c)	the Assigned Interest is free and clear of all security interests, liens, encumbrances and adverse claims whatsoever.

7.	Representations and Warranties of the Assignee. The Assignee represents, warrants and covenants to and in favour of the Assignor as follows:

(a)	the Assignee has the power to enter into, deliver and perform, and has duly authorized the execution and delivery by it of this agreement and the performance of its obligations hereunder;

(b)	the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, the financial condition, affairs, status and nature of the Project Entities and has not relied and will not hereafter rely on the Assignor to appraise or keep under review on its behalf the financial condition, affairs, status or nature of the Project Entities; and

(c)	the Assignee acknowledges and confirms that, except as otherwise expressly provided herein, the Assignor is making no representations or warranties whatsoever as to the legality, effectiveness, validity, sufficiency, value or enforceability of the Purchase Agreement or any other document or instrument delivered by the Assignor to the Assignee in connection herewith and is not responsible for the non-performance thereof by any person or party thereto (other than the Assignor) or for the financial condition of the Project Entities or any other person liable with respect to the Purchase Agreement or any other document or instrument entered into pursuant thereto or in connection therewith.

8.	Notices. Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	to the Assignee:

[■]

(b)	to the Assignor:

[■]

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

9.	Benefit of Agreement and Assignment. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.	Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

11.	Further Assurances. The parties shall, from time to time, take such action and execute and deliver such documents as may be reasonably necessary or appropriate to give effect to the terms, provisions and intent of this Agreement; provided that any such documents requested by the Assignee shall not be at the expense of the Assignor.

12.	Governing Law. This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.	Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the day and year first above written.

[■]

By:
Name:
Title:

[■]

By:
Name:
Title:

UPDATED VERSION OF [SCHEDULE N]

To be attached.

AGREEMENT AND UNDERTAKING BY ASSIGNEE

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of ____________, _____ between [■], as assignor, and [■], as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

Pursuant to Section 15.11(d) of the Purchase Agreement, the Assignee hereby agrees and undertakes in favour of the Seller, the Guarantors, the Purchasers, the Purchasers’ Agent and the Stream Collateral Agent to be bound by the Purchase Agreement and to perform the obligations assigned to it under the Assignment Agreement as if it were an original signatory thereto.

[■]

By:
[Name]
[Title]

ACKNOWLEDGEMENT AND AGREEMENT BY SELLER

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of ____________, _____ between [■], as assignor, and [■], as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

The Seller hereby acknowledges the assignment and assumption of the Assigned Interest pursuant to the Assignment Agreement, and the Seller agrees that effective upon the Assignment Date: (i) the Assigned Interest shall constitute the property of the Assignee; (ii) except to the extent contemplated in Section 3 of the Assignment Agreement, the Assignor shall be released from all of its obligations to the Seller under the Purchase Agreement in respect of the Assigned Interest; and (iii) the Assignee shall be one of the Purchasers under the Purchase Agreement to the same extent as if the Assignee had entered into the Purchase Agreement. The Seller hereby acknowledges receipt of the Updated Purchasers’ Schedule as attached to the Assignment Agreement.

The Seller agrees to make, effective from and after the Assignment Date, any delivery of Refined Gold or any other payment or delivery that would otherwise be payable or deliverable in respect of the Assigned Interest to the Assignor under the Purchase Agreement to the Assignee.

[SKEENA RESOURCES LIMITED]

By:
[Name]
[Title]

ACKNOWLEDGEMENT AND AGREEMENT BY OTHER PARTIES

Capitalized terms not otherwise defined herein have the meanings given thereto in that certain Assignment Agreement made as of the _____ day of ____________, _____ between [■], as assignor, and [■], as assignee (the “Assignment Agreement”), a copy of which is annexed hereto.

The Purchasers’ Agent hereby consents to the assignment and assumption of the Assigned Interest pursuant to the Assignment Agreement (if required under the terms of the Purchase Agreement).

The undersigned hereby acknowledge receipt of the Assignment Agreement. The undersigned hereby acknowledge receipt of the Updated Purchasers’ Schedule as attached to the Assignment Agreement and acknowledge that for all purposes it shall be a revised Schedule M under the Purchase Agreement.

[PURCHASERS’ AGENT]

By:
[Name]
[Title]

[OTHER PURCHASERS]

By:
[Name]
[Title]